Exhibit 2.1

EXECUTION VERSION EQUITY PURCHASE AGREEMENT by and among CINCINNATI BELL INC., CBTS BORROWER, LLC and CBTS LLC (solely for the purposes set forth herein) Dated as of February 2, 2024

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Annexes

Annex A	CBTS Receivables Financing Shortfall

Exhibits

Exhibit A	Form of Transition Services Agreement
Exhibit B	Forms of Commercial Agreements
Exhibit C	Illustrative Estimated Closing Statement
Exhibit D	Accounting Principles

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INDEX OF DEFINED TERMS

Location of
Defined Term	Definition

Accounting Principles	Section 9.06(b)
Actual Fraud	Section 9.06(b)
Affiliate	Section 9.06(b)
Affiliate Contract	Section 3.09(a)(i)
Affiliated Plan Liabilities	Section 5.06(g)
Agreement	Preamble
Alternative Proposal	Section 9.06(b)
Announcements	Section 5.08
Anti-Corruption Laws	Section 3.23(a)
Assumed Benefit Plan	Section 9.06(b)
Audited Financial Statements	Section 5.02(c)
Available Insurance Policies	Section 5.20(c)
Balance Sheet	Section 9.06(b)
Bankruptcy Code	Section 9.06(b)
Bankruptcy Exceptions	Section 2.02
Beneficial Ownership Regulation	Section 9.06(b)
Benefit Plan	Section 9.06(b)
Business	Section 9.06(b)
Business Day	Section 9.06(b)
Business Intellectual Property	Section 9.06(b)
Business Registered Intellectual Property	Section 3.08(a)
Business Software	Section 9.06(b)
California Business	Section 9.06(b)
California Transaction Expenses	Section 9.06(b)
Canadian COVID-19 Assistance	Section 9.06(b)
Capital Expenditure Budget	Section 5.01(a)(xxi)
CARES Act	Section 9.06(b)
Cash	Section 9.06(b)
CBTS Receivables Financing Agreement	Section 9.06(b)
CBTS Receivables Financing Documents	Section 9.06(b)
CBTS Receivables Financing Rollover	Section 4.06(a)
CBTS Receivables Financing Rollover Facility	Section 9.06(b)
CBTS Receivables Financing Shortfall Amount	Section 9.06(b)
CBTS Receivables Financing Shortfall Event	Section 9.06(b)
CFIUS	Section 9.06(b)
CFIUS Approval	Section 9.06(b)
CFIUS Notice	Section 9.06(b)
CFIUS Report	Section 9.06(b)
Change of Control Payments	Section 9.06(b)
Claim Notice	Section 8.05(a)
Closing	Section 9.06(b)
Closing Cash	Section 1.04(b)
Closing Change of Control Payments	Section 1.04(b)
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Closing Date	Section 9.06(b)
Closing Indebtedness	Section 1.04(b)
Closing Statement	Section 1.04(b)
Closing Transaction Expenses	Section 1.04(b)
Closing Working Capital	Section 1.04(b)
COBRA	Section 9.06(b)
Code	Section 9.06(b)
Commercial Agreement	Section 1.03(a)(vi)
Communications Act	Section 3.24(c)
Company	Preamble
Company Collective Bargaining Agreement	Section 9.06(b)
Company FCC Consents	Section 3.04(b)
Company Guarantee	Section 5.23(a)
Company Guaranteed Obligations	Section 5.23(a)
Company Licenses	Section 3.24(a)
Company Portion	Section 5.15(a)
Company PSC Consents	Section 3.04(b)
Company Regulatory Agreement	Section 3.24(d)
Company Retained Licensed Know-How	Section 9.06(b)
Company Stock Right	Section 3.02
Company Subsidiary	Section 9.06(b)
Company’s 401(k) Plan	Section 5.06(h)
Confidentiality Agreement	Section 5.03(a)
Consent	Section 2.03(b)
Consolidated Company Group	Section 9.06(b)
Contingent Worker	Section 9.06(b)
Continuing Employees	Section 5.06(c)
Contract	Section 9.06(b)
Contribution Agreement	Section 9.06(b)
control	Section 9.06(b)
controlled	Section 9.06(b)
controlling	Section 9.06(b)
Coverage Claims	Section 5.20(c)
COVID-19	Section 9.06(b)
COVID-19 Measures	Section 9.06(b)
Credit Support Obligations	Section 9.06(b)
Current Assets	Section 9.06(b)
Current Liabilities	Section 9.06(b)
Current Representation	Section 9.07
D&O Indemnitee	Section 5.12(a)
D&O Indemnitees	Section 5.12(a)
D&O Tail Policy	Section 5.12(b)
Data Processor	Section 9.06(b)
Data Room	Section 4.08(b)
Debt Commitment Letter	Section 4.06(a)
Debt Financing	Section 4.06(a)
Deductible	Section 8.05(e)
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Direct Claim	Section 8.05(c)
DPA	Section 9.06(b)
Effect	Section 9.06(b)
Employee of the Business	Section 9.06(b)
Employees on Leave	Section 5.06(a)
Environmental Laws	Section 9.06(b)
Environmental Permits	Section 3.17(b)
Equity Commitment Letter	Section 4.06(a)
Equity Financing	Section 4.06(a)
Equity Interest	Section 9.06(b)
Equity Investors	Section 4.06(a)
ERISA	Section 9.06(b)
ERISA Affiliate	Section 9.06(b)
Estimated Cash	Section 1.04(a)
Estimated Change of Control Payments	Section 1.04(a)
Estimated Closing Indebtedness	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Transaction Expenses	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)
FCC	Section 2.03(b)
FCC Applications	Section 5.04(b)
FCC Consents	Section 4.03(b)
FCC Rules	Section 3.24(c)
Final Closing Date Amount	Section 9.06(b)
Final Determination	Section 9.06(b)
Financing	Section 4.06(a)
Financing Letters	Section 4.06(a)
GAAP	Section 9.06(b)
Government Contract	Section 9.06(b)
Governmental Entity	Section 2.03(b)
Group Companies	Section 9.06(b)
Group Company Insurance Policies	Section 5.20(a)
Group Company Privacy Policies	Section 9.06(b)
GST/HST/OST	Section 9.06(b)
Hazardous Materials	Section 9.06(b)
HSR Act	Section 2.03(b)
ICA	Section 2.03(b)
ICA Approval	Section 9.06(b)
Indebtedness	Section 9.06(b)
Indemnification Cap	Section 9.06(b)
indemnified party	Section 8.05(a)
indemnifying party	Section 8.05(a)
Independent Expert	Section 9.06(b)
Information Security Programs	Section 3.08(h)
Initial Closing Date Amount	Section 9.06(b)
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Injunction	Section 5.04(c)
Intellectual Property	Section 9.06(b)
Intercompany Accounts	Section 9.06(b)
Interim Breach	Section 9.06(b)
IRS	Section 9.06(b)
IT Systems	Section 9.06(b)
ITA	Section 9.06(b)
Judgment	Section 2.03(a)
Key Employee Employment Agreements	Recitals
Key Employee(s)	Recitals
Know-How	Section 9.06(b)
Knowledge	Section 9.06(b)
Law	Section 2.03(a)
Lease	Section 3.07(b)
Leased Real Property	Section 3.07(b)
Lender Related Parties	Section 9.06(b)
Lenders	Section 4.06(a)
Liabilities	Section 9.06(b)
Liens	Section 9.06(b)
Limited Guarantee	Section 4.11
Losses	Section 8.01(a)
Management Agreement	Section 9.06(b)
Material Adverse Effect	Section 9.06(b)
Material Contracts	Section 3.09(b)
Material Customers	Section 3.20(a)
Material Suppliers	Section 3.20(a)
Minister	Section 9.06(b)
Non-U.S. Benefit Plan	Section 3.13(h)
Notice of Disagreement	Section 1.04(c)
OFAC	Section 9.06(b)
Organizational Documents	Section 9.06(b)
Outside Date	Section 7.01(a)(iv)(A)
PBGC	Section 3.13(b)
Pension Plan	Section 3.13(b)
Permit	Section 3.10
Permitted Liens	Section 9.06(b)
Person	Section 9.06(b)
Personal Information	Section 9.06(b)
Post-Closing Bonuses	Section 5.06(d)
Post-Closing Covenant	Section 8.07
Post-Closing Representation	Section 9.07(a)
POTUS	Section 9.06(b)
Pre-Closing Actions	Section 5.24(a)
Pre-Closing Actions Documents	Section 5.24(b)
Pre-Closing Bonuses	Section 5.06(d)
Pre-Closing Separate Return	Section 9.06(b)
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Pre-Closing Subpart F and GILTI Taxes	Section 9.06(b)
Pre-Closing Tax Period	Section 9.06(b)
Principal Closing	Section 1.02(a)
Principal Closing Date	Section 1.02(a)
Principal Closing Effective Time	Section 1.02(a)
Principal Closing Obligations	Section 4.06(a)
Privacy and Security Laws	Section 9.06(b)
Privacy and Security Laws and Requirements	Section 3.08(g)
Proceeding	Section 3.12
Projections	Section 4.08(b)
PSC Applications	Section 5.04(b)
PSC Consents	Section 4.03(b)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser Fundamental Representations	Section 9.06(b)
Purchaser Indemnitees	Section 8.01(a)
Purchaser Material Adverse Effect	Section 9.06(b)
Purchaser Medical Plans	Section 5.06(i)
Purchaser Parties	Section 9.07(a)
Purchaser Related Parties	Section 7.03(c)
Purchaser Releasees	Section 5.17(b)
Purchaser Releasors	Section 5.17(a)
Purchaser’s Accountant	Section 9.07(a)
Purchaser’s Counsel	Section 9.07(a)
R&W Insurance	Section 9.06(b)
R&W Insurance Policy	Section 9.06(b)
Records	Section 5.10(a)
Redacted Fee Letter	Section 9.06(b)
Reference Time	Section 9.06(b)
Related Parties	Section 9.06(b)
Release	Section 9.06(b)
Remedy Actions	Section 5.04(c)
Representatives	Section 5.19(c)
Restraints	Section 6.01(a)
Restricted Cash	Section 9.06(b)
Restrictive Covenant Agreements	Recitals
Retention Amount	Section 9.06(b)
Sanctioned Country	Section 9.06(b)
Sanctioned Person	Section 9.06(b)
Sanctions	Section 9.06(b)
SEC	Section 9.06(b)
Securities Act	Section 9.06(b)
Security Incident	Section 3.08(j)
Seller	Preamble
Seller Benefit Plan	Section 9.06(b)
Seller Business	Section 9.06(b)
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Seller Consolidated Group	Section 9.06(b)
Seller Continuing Credit Support Obligation	Section 5.16
Seller Disclosure Letter	Section 9.06(b)
Seller FCC Consents	Section 2.03(b)
Seller Fundamental Representations	Section 9.06(b)
Seller Group Member	Section 9.06(b)
Seller Indemnitees	Section 8.02(a)
Seller Insurance Policies	Section 5.20(a)
Seller Marks	Section 5.09(a)
Seller Parties	Section 9.07(c)
Seller Portion	Section 5.15(a)
Seller PSC Consents	Section 2.03(b)
Seller Releasees	Section 5.17(a)
Seller Releasors	Section 5.17(b)
Seller Retained Licensed Know-How	Section 9.06(b)
Seller’s 401(k) Plan	Section 5.06(h)
Seller’s Accountants	Section 9.07(a)
Seller’s Counsel	Section 9.07(a)
Service Provider of the Business	Section 9.06(b)
Shared Contract	Section 9.06(b)
Software	Section 9.06(b)
Solvent	Section 9.06(b)
Specified Interim Representations	Section 9.06(b)
State Regulators	Section 2.03(b)
Straddle Period	Section 9.06(b)
Subsequent Closing	Section 1.02(b)
Subsequent Closing Conditions	Section 9.06(b)
Subsequent Closing Date	Section 1.02(b)
Subsequent Closing Interim Period	Section 1.02(b)
Subsequent Transferred Company.	Recitals
Subsequent Transferred Units	Recitals
Subsidiary	Section 9.06(b)
Survival Period Termination Date	Section 8.07
Target Working Capital	Section 9.06(b)
Tax Contest	Section 5.07(b)(ii)
Tax Liability	Section 9.06(b)
Tax Return	Section 9.06(b)
Taxes	Section 9.06(b)
Taxing Authority	Section 9.06(b)
Team Telecom Agencies	Section 9.06(b)
Termination Fee	Section 7.03(a)
Third Party Claim	Section 8.05(a)
TL Financing	Section 4.06(a)
TowerBrook	Section 9.06(b)
Trade Laws	Section 9.06(b)
Trade Secrets	Section 9.06(b)
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Trademarks	Section 9.06(b)
Transaction Agreements	Section 9.06(b)
Transaction Confidential Information	Section 5.03(b)
Transaction Expenses	Section 9.06(b)
Transaction Materials	Section 4.08(b)
Transactions	Section 1.01
Transfer Taxes	Section 9.06(b)
Transferred Records	Section 5.10(a)
Transferred Units	Recitals
Transition Services Agreement	Section 1.03(a)(v)
Unaudited Financial Statements	Section 9.06(b)
Unlicensed Activity	Section 3.24(c)
Unlicensed Subsidiary	Section 3.24(c)
USAC	Section 3.24(c)
Voting Debt	Section 3.02
Waived Payments	Section 5.26
WARN Act	Section 3.14(c)
Willful Breach	Section 9.06(b)
Workers’ Compensation Claim	Section 9.06(b)
Workers’ Compensation Event	Section 9.06(b)
Working Capital	Section 9.06(b)
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This EQUITY PURCHASE AGREEMENT, dated as of February 2, 2024 (this “Agreement”), is entered into by and among Cincinnati Bell Inc., an Ohio corporation (“Seller”), CBTS Borrower, LLC, a Delaware limited liability company (“Purchaser”), and, solely for the purposes set forth in Section 5.23, CBTS LLC, a Delaware limited liability company (the “Company”).  Capitalized terms used in this Agreement and not otherwise defined herein have the meanings ascribed to such terms in Section 9.06(b).

WHEREAS, Seller is the record and beneficial owner of: (a) all of the issued and outstanding units representing limited liability company interests of the Company (the “Transferred Units”), which constitute the only issued and outstanding Equity Interests of the Company, and (b) all of the issued and outstanding units representing limited liability company interests of CBTS Extended Territories LLC, a Delaware limited liability company (the “Subsequent Transferred Company,” and such interests, the “Subsequent Transferred Units”), which constitute the only issued and outstanding Equity Interests of the Subsequent Transferred Company;

WHEREAS, Purchaser desires to purchase all of the Transferred Units and the Subsequent Transferred Units from Seller, and Seller desires to sell the Transferred Units and the Subsequent Transferred Units to Purchaser, pursuant to the terms and subject to the conditions of this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, Purchaser is delivering to Seller: (a) the Equity Commitment Letter, (b) the Debt Commitment Letter, and (c) the Limited Guarantee;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, (a) each of (i) Red Fiber Holdings LLC, a Delaware limited liability company, and (ii) Macquarie Infrastructure and Real Assets Inc., a Delaware corporation, is entering into a restrictive covenant agreement with Purchaser (together, the “Restrictive Covenant Agreements”), and (b) the Company is entering into employment agreements (collectively, the “Key Employee Employment Agreements”) with each of the key employees of the Business identified on Section 1.01(a) of the Seller Disclosure Letter (each, a “Key Employee” and collectively, the “Key Employees”), in each case, to be effective as of the Principal Closing; and

WHEREAS, prior to the Principal Closing, Seller will consummate, and cause to be consummated, the Pre-Closing Actions.

NOW THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties agree as follows:

ARTICLE I

Purchase and Sale of the Transferred Units and Subsequent Transferred Units; Closings

SECTION 1.01  Purchase and Sale of the Transferred Units and Subsequent Transferred Units.  On the terms and subject to the conditions of this Agreement, (a) at the Principal Closing, Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, the Transferred Units, and (b) at the Subsequent Closing, Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, the Subsequent Transferred Units, in each case, free and clear of all Liens (other than Liens on transfer arising under applicable securities Laws), for an aggregate purchase price of $670,000,000 (the “Purchase Price”), payable as set forth in Section 1.03(a), subject to adjustment as provided in Section 1.04.  The purchase and sale of the Transferred Units and the Subsequent Transferred Units, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements, are referred to as the “Transactions.”

SECTION 1.02  Closing Dates.

(a)  The closing of the purchase and sale of the Transferred Units (the “Principal Closing”) shall take place via electronic (including .pdf, DocuSign, or otherwise) exchange of documents at 10:00 a.m., New York City time, on the fifth (5th) Business Day after the date on which the conditions set forth in Article VI have been satisfied or, to the extent permitted by applicable Law, waived by the parties entitled to the benefit thereof (other than those conditions which by their terms are to be satisfied at the Principal Closing but subject to the satisfaction at the Principal Closing or waiver of such conditions), or at such other place, time and date as shall be agreed between Seller and Purchaser.  The date on which the Principal Closing occurs is referred to as the “Principal Closing Date.”  The Principal Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Principal Closing Date (the “Principal Closing Effective Time”).  After the Reference Time and on the Principal Closing Date, Seller shall not, and shall cause each Seller Group Member not to, incur any Indebtedness or distribute or dividend any Cash without the prior written consent of Purchaser. To the extent that, after the Reference Time and on the Principal Closing Date, Seller or a Seller Group Member (i) incurs any amount of Indebtedness relating to the Business or the Group Companies, such amount shall be deemed to increase the amount of Closing Indebtedness as of the Reference Time or (ii) pays, distributes, or dividends any Cash in any manner, such amount shall be deemed to reduce the Closing Cash as of the Reference Time.

(b)  No later than the fifth (5th) Business Day following the satisfaction of the Subsequent Closing Conditions (other than those conditions which by their terms are to be satisfied at the Subsequent Closing but subject to the satisfaction at the Subsequent Closing or waiver of such conditions), Seller shall transfer the Subsequent Transferred Units to the Company (the “Subsequent Closing” and such date, the “Subsequent Closing Date”), and in connection therewith, Seller shall deliver to the Company certificates, if any, representing any certificated Subsequent Transferred Units and customary instruments of transfer and assignment of the Subsequent Transferred Units, in form and substance reasonably satisfactory to Purchaser, duly executed by Seller.  During the period from the

Principal Closing Date until the occurrence of the Subsequent Closing (such period, the “Subsequent Closing Interim Period”), (i) none of the Subsequent Transferred Units shall be transferred to Purchaser or the Company, (ii) Seller shall not take any action that would cause the Subsequent Transferred Company or the California Business to be operated in violation of the provisions set forth in Section 5.01 as applied to the California Business and the Subsequent Transferred Company, mutatis mutandis, without any thresholds thereunder, (iii) Purchaser shall cause the Company to cooperate with Seller in connection with the foregoing, and (iv) Seller shall promptly (and in any event no later than ten (10) Business Days thereafter) pay any California Transaction Expenses as and when such expenses are incurred.  None of Seller, Purchaser, or the Company may rely on the failure of any Subsequent Closing Condition to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith, or to use in accordance with the terms of this Agreement its required efforts to cause the Subsequent Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.  Notwithstanding anything in any Transaction Agreement to the contrary, any actions taken by Seller or its Affiliates in compliance with the Management Agreement, other than any action during the Subsequent Closing Interim Period that is in violation of clauses (i)-(xxvi) of the last sentence of Section 5.01(a) as applied to the California Business and the Subsequent Transferred Company, mutatis mutandis, without any thresholds thereunder, shall not constitute a breach of any representation, warranty or covenant in this Agreement.

SECTION 1.03  Transactions to be Effected at the Principal Closing.

(a)  Purchaser Closing Deliveries and Payments.  Purchaser shall deliver or cause to be delivered, at or prior to the Principal Closing, the following:

(i)  to Seller, by wire transfer of immediately available funds to a bank account designated in writing by Seller at least five (5) Business Days prior to the Principal Closing Date, an amount equal to (x) the Initial Closing Date Amount (as calculated in accordance with Section 1.04(a)) minus (y) in the event of a CBTS Receivables Financing Shortfall Event, the CBTS Receivables Financing Shortfall Amount;

(ii)  to accounts specified by Seller of the relevant payees provided to Purchaser not less than five (5) Business Days prior to the Principal Closing Date (together with invoices and a properly completed and executed IRS Form W-9 or the applicable IRS Form W-8 and other reasonably requested information from each applicable payee), by wire transfer of immediately available funds, such cash amounts as are necessary to pay in full the portion of the Estimated Transaction Expenses payable to each applicable payee;

(iii)  to the Company, by wire transfer of immediately available funds to a bank account designated in writing by Seller at least five (5) Business Days prior to the Principal Closing Date, for further distribution by the Company to the Persons set forth on Section 1.03(a)(iii) of the Seller Disclosure Letter through the Company payroll system, subject to any applicable withholding Taxes, the Estimated Change of Control Payments, if any;

(iv)  to Seller, the certificate required to be delivered pursuant to Section 6.03(c);

(v)   to Seller, a counterpart to the Transition Services Agreement, substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by Purchaser or its Affiliate, as applicable; and

(vi)  to Seller, counterparts to the Commercial Agreements, substantially in the forms attached hereto as Exhibit B (each, a “Commercial Agreement”), duly executed by the applicable Group Company.

(b)  Seller Closing Deliveries and Payments.  Seller shall deliver or cause to be delivered, at or prior to the Principal Closing, the following:

(i)  to Purchaser, the Transferred Units, free and clear of all Liens (other than Liens on transfer arising under applicable securities Laws), by delivery of customary instruments of transfer and assignment of the Transferred Units, in form and substance reasonably satisfactory to Purchaser, including a register of membership interests of the Company showing Seller as the holder of all Equity Interests in the Company immediately prior to the Principal Closing;

(ii)  to Purchaser, the Pre-Closing Actions Documents, duly executed by the parties thereto, in the form previously approved by Purchaser pursuant to Section 5.24(b);

(iii)  to Purchaser, written evidence, in form and substance reasonably satisfactory to Purchaser, of the termination of all documents set forth on Section 1.03(b)(iii) of the Seller Disclosure Letter, such termination to be effective as of the Principal Closing;

(iv)  to Purchaser, customary releases of all Liens on the assets of the Group Companies and the Transferred Units, including Uniform Commercial Code termination statements, discharges of any existing mortgage and intellectual property releases and duly executed releases of the Group Companies with respect to all guarantee obligations of the Group Companies constituting Indebtedness, in form and substance reasonably acceptable to Purchaser; provided, that the foregoing shall not apply to obligations under, and liens granted in connection with, the CBTS Receivables Financing Documents;

(v)  subject to Section 5.25, to Purchaser, duly executed resignation letters of such directors, officers and managers of the Company and each Company Subsidiary, as requested by Purchaser at least ten (10) Business Days prior to the Principal Closing, in form and substance reasonably satisfactory to Purchaser;

(vi)  to Purchaser, a duly executed and acknowledged IRS Form W-9 required to be delivered pursuant to Section 5.07(g);

(vii)  to Purchaser, the certificate required to be delivered pursuant to Section 6.02(d);

(viii)  to Purchaser, a counterpart to the Transition Services Agreement, duly executed by Seller and Company; and

(ix)  to Purchaser, counterparts to the Commercial Agreements, duly executed by Seller.

SECTION 1.04  Purchase Price Adjustment.  (a)  Not less than five (5) Business Days prior to the Principal Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of: (i) Closing Cash (“Estimated Cash”), (ii) Closing Working Capital (“Estimated Working Capital”), (iii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) Closing Transaction Expenses (“Estimated Transaction Expenses”), (v) Closing Change of Control Payments (“Estimated Change of Control Payments”), and (vi) the Initial Closing Date Amount, in each case, with reasonable supporting documentation.  The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and the definitions set forth in this Agreement.  Seller shall provide Purchaser with a reasonable opportunity to review and comment on the Estimated Closing Statement and shall consider in good faith any revisions proposed by Purchaser and its Representatives with respect to such estimates and the Initial Closing Date Amount (provided that in no event shall the Principal Closing be delayed on account of any review by Purchaser of the Estimated Closing Statement).  A sample Estimated Closing Statement as of November 30, 2023 is set forth on Exhibit C for illustrative purposes.

(b)  Within one hundred twenty (120) calendar days after the Principal Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Closing Statement”) setting forth: (i) Cash as of the Reference Time (but giving effect to any Cash payments, distributions, or dividends by the Seller or a Seller Group Member after the Reference Time and on the Principal Closing Date in accordance with Section 1.02(a)) (“Closing Cash”), (ii) Working Capital as of the Reference Time (“Closing Working Capital”), (iii) Indebtedness as of the Reference Time (but giving effect to any incurrence of Indebtedness by Seller or a Seller Group Member after the Reference Time and on the Principal Closing Date in accordance with Section 1.02(a) and the elimination of intercompany and Related Party payables effected in accordance with Section 5.18) (“Closing Indebtedness”), (iv) Transaction Expenses not paid prior to the Principal Closing Date (“Closing Transaction Expenses”), (v) Change of Control Payments not paid prior to the Principal Closing Date (“Closing Change of Control Payments”), and (vi) the Final Closing Date Amount, in each case, with reasonable supporting documentation.  The Closing Statement shall be prepared in accordance with the Accounting Principles and the definitions set forth in this Agreement.

(c)  During the sixty (60)-calendar-day period following Purchaser’s delivery of the Closing Statement, Seller and any accountants, counsel, or financial advisers retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 shall have reasonable access, during normal business hours and upon reasonable prior notice (subject to execution of customary access letters), to the working papers and other books and records of Purchaser and each Group Company related to or used in connection with the preparation of the Closing Statement for purposes of assisting Seller and its Representatives in their review of the Closing Statement; provided that Purchaser shall not be obligated to provide access or information if Purchaser determines, in its reasonable good faith judgment after consultation with legal counsel, that doing so could (i) violate applicable Law, an applicable Judgment or a Contract or (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that Purchaser shall, and shall cause its Affiliates to, use commercially reasonable efforts to provide such access or information in a manner that does not violate any such Law, Judgment or Contract or jeopardize any such privilege or protection).  The Closing Statement shall become final and binding upon Seller and Purchaser on the sixtieth (60th) calendar day following delivery thereof by Purchaser, unless Seller gives written notice of its disagreement with the Closing Statement (the “Notice of Disagreement”) to Purchaser on or prior to such date, which disagreement shall be limited to mathematical errors and calculations of amounts not being made in accordance with the Accounting Principles and this Agreement.  The Notice of Disagreement, which Seller may submit only on one occasion, shall specify in reasonable detail the item(s), dollar amount(s), nature and basis of any disagreement so asserted and shall include alternative calculations of Closing Cash, Closing Working Capital, Closing Indebtedness, Closing Transaction Expenses and Closing Change of Control Payments, in each case, to the extent disputed, and a recalculation of the Final Closing Date Amount.  Each of Purchaser and Seller shall be deemed to have agreed with all other items contained in the Closing Statement that are not subject to the Notice of Disagreement.  If the Notice of Disagreement is delivered to Purchaser within the sixty (60)-calendar-day period referred to above, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Purchaser on the earlier of (A) the date on which Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04.

During the sixty (60)-calendar-day period following the delivery of the Notice of Disagreement, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement and any resolution by them as to any disputed matters agreed to in writing shall be final, conclusive and binding on Purchaser and Seller; provided that all communications or negotiations, and documents or information shared, between Purchaser and Seller regarding the matters specified in such Notice of Disagreement will (unless otherwise agreed by Purchaser and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any comparable applicable state rule. If Purchaser and Seller have not resolved such matters at the end of such sixty (60)-calendar-day period, Purchaser and Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement.  Seller and Purchaser shall instruct the Independent Expert to render its decision as to the disputed matters and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than sixty (60) calendar days after its selection.  Each of Seller and Purchaser shall as promptly as reasonably practicable furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed matters, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed matters; provided that neither Seller nor Purchaser shall be obligated to provide access or information if such party determines, in its reasonable good faith judgment after consultation with legal counsel, that doing so could (1) violate applicable Law, an applicable Judgment or a Contract or (2) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that such party shall, and shall cause its Affiliates to, use commercially reasonable efforts to provide such access or information in a manner that does not violate any such Law, Judgment or Contract or jeopardize any such privilege or protection).  In the event Seller, Purchaser or any of their respective Affiliates or Representatives shall participate in teleconferences or meetings with, or make presentations to, or otherwise have correspondence with the Independent Expert, such participating party shall not (and shall cause its Affiliates and Representatives not to) have any ex parte meetings, teleconference, presentations, or other correspondence with the Independent Expert but shall ensure that the other party participates in all such teleconferences, meetings, and presentations and receive copies of all such correspondence substantially simultaneously.  The terms of the appointment and engagement of the Independent Expert shall be as agreed upon between Seller and Purchaser in writing.

(d)  In resolving any such disputed matter, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as a disputed matter (other than matters thereafter resolved by mutual written agreement of Seller and Purchaser), (iii) shall not assign a value to any disputed matter greater than the greatest value for such matter claimed by either party or less than the smallest value for such matter claimed by either party in the Closing Statement or in the Notice of Disagreement, and (iv) shall make its determinations in accordance with the Accounting Principles and this Agreement.

(e)  The final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(c) shall (i) be in writing, (ii) include the

Independent Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(c), and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each matter.

(f)  Absent fraud or manifest error, the resolution of disputed matters by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne by Seller and Purchaser in inverse proportion as they may prevail on the matters resolved by the Independent Expert, which proportionate allocation shall be calculated on an aggregate basis based on the relative amounts in dispute (based on amounts originally submitted to the Independent Expert) and shall be determined in accordance herewith and confirmed in writing by the Independent Expert at the time its final determination is rendered.  Except as provided in the preceding sentence, all other costs and expenses incurred by Seller or Purchaser hereto in connection with resolving any dispute hereunder before the Independent Expert shall be borne by the party incurring such cost and expense.

(g)  Within five (5) Business Days after the Closing Statement becomes final and binding upon Seller and Purchaser:

(i)  if the Final Closing Date Amount is less than the Initial Closing Date Amount, Seller shall pay to Purchaser the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Purchaser; or

(ii)  if the Final Closing Date Amount is greater than the Initial Closing Date Amount, Purchaser shall pay, or cause the Company to pay, to Seller the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Seller, in each case, together with interest thereon, from the date such payment was required to be made until the date of payment, at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

SECTION 1.05  Withholding.  Notwithstanding anything in this Agreement to the contrary, Purchaser and its Affiliates shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of U.S. federal, state, local, or non-U.S. Tax Law. If any amount is so deducted or withheld and timely remitted to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such deduction or withholding was imposed.

SECTION 1.06  CBTS Receivables Financing Shortfall Event. In the event of a CBTS Receivables Financing Shortfall Event:

(a)  from and after the Principal Closing, and until such time as the Outstanding Deferred Amount (as defined in Annex A) has been paid in full, Purchaser shall, and Purchaser shall cause the Company and the Company Subsidiaries (including, after the Subsequent Closing, the Subsequent Transferred Company) to, (i) pay to Seller, in one or more payments from time to time following the Principal Closing by wire transfer of immediately available funds to a bank account designated in writing by Seller at least two (2) Business Days prior to the time of any such payment, the aggregate amounts required pursuant to, and in accordance with, Annex A and (ii) comply with the terms and provisions set forth in Annex A; and

(b)  any payment made under this Section 1.06 shall be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Law.

ARTICLE II

Representations and Warranties Relating to Seller and the Transferred Units

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply only to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser as of the date hereof and the applicable Closing Date as follows:

SECTION 2.01  Organization and Standing; Power.  Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized.  Seller has the requisite corporate or other organizational power and authority to enable it to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  Seller has the requisite corporate or other organizational power and authority to enable it to own the Transferred Units and the Subsequent Transferred Units.  Seller has, or will have at the applicable Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

SECTION 2.02  Authority; Execution and Delivery; Enforceability.  The execution, delivery, and performance by Seller of this Agreement and the consummation by Seller of the Transactions are within Seller’s organizational powers and have been duly and validly authorized by all necessary corporate or other organizational action on the part of Seller, and no other action or proceeding on the part of Seller or any Seller Group Member is necessary to authorize this Agreement or the Transaction Agreements, in each case, to which any of them is a party and the consummation of the transactions contemplated thereby.  Seller has duly and validly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of such Agreement by Purchaser, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) (the “Bankruptcy Exceptions”).  The execution, delivery and performance by Seller or any applicable Seller Group Member of each other Transaction Agreement to which it is or will be party and the consummation by Seller of the Transactions have been, or will be at the applicable Closing, duly authorized by all necessary corporate or other organizational action.  Seller or the applicable Seller Group Member has, or will have at the applicable Closing, duly and validly executed and delivered each other Transaction Agreement to which it or such Seller Group Member is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser or its Affiliates, constitutes or will constitute a legal, valid, and binding obligation, enforceable against Seller or such Seller Group Member in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 2.03  No Conflicts; Consents.  (a)  The execution, delivery and performance by Seller or each applicable Seller Group Member of each Transaction Agreement to which they are or will be party, the consummation of the Transactions and the compliance by Seller or any applicable Seller Group Member with the terms thereof will not conflict with, or result in any violation, breach, termination of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation, modification, recapture, right of first offer or refusal or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Seller or any applicable Seller Group Member under, (i) the Organizational Documents of Seller or any applicable Seller Group Member or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.04(b) are obtained prior to the applicable Closing Date and the registrations, declarations, and filings referred to in Section 2.03(b) and Section 3.04(b) are made prior to the applicable Closing Date, (A) any Contract to which Seller or an applicable Seller Group Member is a party or by which any of Seller’s or an applicable Seller Group Member’s properties or assets is bound or (B) any judgment, ruling, order, determination, injunction, or decree (a “Judgment”) or any federal, state, provincial, local, or foreign or supranational statute, law, common law, directive, ordinance, code, order, rule or regulation enacted, adopted, issued, or promulgated by any Governmental Entity (a “Law”) applicable to Seller, any applicable Seller Group Member or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to (1) materially delay, impair or prevent Seller’s ability to consummate the Transactions or (2) be material to the Business.

(b)  No consent, waiver, approval, license, permit, order or authorization (each, a “Consent”) of, or registration, declaration, or notice to or filing with, any federal, regional, state, provincial, local, or foreign or international government, or any court or other judicial or arbitral body of competent jurisdiction, administrative agency, or commission or other governmental or quasi-governmental authority, administrative body, or instrumentality, domestic or foreign, any self-regulatory organization exercising any regulatory, expropriation, or taxing authority or any political or other subdivision or branch of any of the foregoing (each, a “Governmental Entity”) is required to be obtained or made by or with respect to Seller or any Seller Group Member in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such Consents from, or registrations, declarations, notices, or filings made to or with, the U.S. Federal Communications Commission or any successor Governmental Entity (the “FCC”) (including any review by Team Telecom Agencies in connection with any FCC filing) as are required in connection with the Transactions (the “Seller FCC Consents”), (iii) such Consents from, or registrations, declarations, notices, or filings made to or with, state public service or state public utility commissions (collectively, “State Regulators”) as are required in connection with the Transactions (the “Seller PSC Consents”), (iv) such Consents from, or registrations, notices or filings made to or with, CFIUS as are required in connection with the Transactions, (v) such Consents from, or registrations, notices or filings made pursuant to the Investment Canada Act, as amended (the “ICA”), in connection with the Transactions, (vi) those that may be required to be made or obtained by Purchaser solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions, and (vii) those that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to (A) materially delay, impair or prevent Seller’s ability to consummate the Transactions or (B) be material to the Business.

SECTION 2.04  The Transferred Units and the Subsequent Transferred Units.  Seller is the sole member of the Company and the Subsequent Transferred Company.  Seller is the sole record and beneficial owner of each of the Transferred Units and the Subsequent Transferred Units and has full, marketable, good, and valid title to, and the right to transfer, each of the Transferred Units and the Subsequent Transferred Units, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws, to Purchaser pursuant to the terms of this Agreement.  Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of each of the Transferred Units and the Subsequent Transferred Units, (a) upon completion of the Principal Closing, Purchaser shall be the record and beneficial owner of each of the Transferred Units, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws, and (b) upon completion of the Subsequent Closing, Purchaser shall be the record and beneficial owner of each of the Subsequent Transferred Units, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws.

SECTION 2.05  Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission, directly or indirectly, in connection with this Agreement, any other Transaction Agreement or the Transactions based upon arrangements made by or on behalf of Seller or any of its Subsidiaries, except Guggenheim Securities, LLC, whose fees and expenses will be paid by Seller or a Seller Group Member that is not a Group Company.

ARTICLE III

Representations and Warranties Relating to the Group Companies and the Business

Except as set forth in the Seller Disclosure Letter (it being understood that each item set forth in any section of the Seller Disclosure Letter shall be deemed to apply only to the representation and warranty of Seller contained in this Agreement to which such section corresponds in number and to each other section of the Seller Disclosure Letter and each other representation and warranty of Seller contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser as of the date hereof and the applicable Closing Date as follows:

SECTION 3.01  Organization and Standing; Power.  (a)  Each of the Group Companies is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the Laws of the jurisdiction in which it is organized.  Each Group Company has the requisite corporate or other organizational power and authority to enable it to own, lease, or otherwise hold its properties and assets and to carry on its business as presently conducted.  Each Group Company is duly qualified to do business and in good standing (to the extent the concept is recognized by the applicable jurisdiction) in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Business.

(b)  Seller has made available to Purchaser true, correct, and complete copies of the Organizational Documents of the Group Companies, as in effect on the date of this Agreement. Such Organizational Documents are in full force and effect, and no Group Company is in violation of any such Organizational Documents.

SECTION 3.02  Capitalization.  The Transferred Units constitute all of the issued and outstanding Equity Interests of the Company, and the Subsequent Transferred Units constitute all of the issued and outstanding Equity Interests of the Subsequent Transferred Company.  The Transferred Units and the Subsequent Transferred Units are duly authorized, validly issued, fully paid, and nonassessable and were not issued in violation of any applicable Law, Judgment, or preemptive, subscription, or other similar rights. There are no bonds, debentures, notes, or other indebtedness of a Group Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of the Transferred Units or the Subsequent Transferred Units may vote (“Voting Debt”).  There are no options, warrants, calls, pledges, rights, convertible, or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements, or undertakings of any kind outstanding to which a Group Company is party or by which a Group Company, Seller or any other Seller Group Member is bound (a) obligating a Group Company to issue, deliver, or sell, purchase, acquire, or redeem, or cause to be issued, delivered, sold, purchased, acquired, or redeemed, additional Equity Interests, or any security convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for or purchase, any capital stock of or other Equity Interest in a Group Company or into any Voting Debt, (b) obligating a Group

Company to issue, grant, extend, or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement, or undertaking, or (c) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Equity Interests in such Person (each, a “Company Stock Right”).  None of the Group Companies, Seller or any other Seller Group Member is a party to any voting trust or other agreement with respect to the voting, redemption, sale, transfer, repurchase, or other disposition of Equity Interests of any Group Company.

SECTION 3.03  The Company Subsidiaries.  Section 3.03 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, the authorized capitalization of each of the Company Subsidiaries, the number of shares of capital stock of or other Equity Interests in each such Company Subsidiary and the record and beneficial owners thereof, such Company Subsidiary’s jurisdiction of organization and the percentage of such Company Subsidiary’s Equity Interests directly or indirectly held by the Company. All of the outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries are duly authorized, validly issued, fully paid, and nonassessable, were not issued in violation of any applicable Law, Judgment or preemptive, subscription or other similar rights and are owned by the Company or by another Company Subsidiary free and clear of Liens (other than Permitted Liens of the type described in clauses (x) and (xi) of the definition thereof and Liens on transfer arising under applicable securities Laws).  No Company Subsidiary, nor any holders of shares of capital stock of or other Equity Interests in such Company Subsidiary, is a party to any voting trust or other agreement with respect to the voting, redemption, sale, transfer, or other disposition of such capital stock or Equity Interests. Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock of or other Equity Interests in any Person.

SECTION 3.04  No Conflicts; Consents.  (a)  Neither the execution, delivery, and performance of the Transaction Agreements nor the consummation of the Transactions will conflict with, or result in any violation, breach, termination of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation, modification, recapture, right of first offer or refusal, or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the assets of the Group Companies under (i) the Organizational Documents of any Group Company or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.04(b) are obtained prior to the applicable Closing Date and the registrations, declarations, and filings referred to in Section 2.03(b) and Section 3.04(b) are made prior to the applicable Closing Date, (A) any Contract to which any Group Company is a party or by which any of their respective assets is bound or (B) any Judgment or Law applicable to any Group Companies or any of their respective assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

(b)  No Consent of, or registration, declaration, or filing with or notice to, any Governmental Entity or third party is required to be obtained or made by or with respect to the Group Companies in connection with the execution, delivery, and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) such Consents from, or registrations, declarations, notices, or filings made to or with, the FCC

(including any review by Team Telecom Agencies in connection with any FCC filing) as are required in connection with the Transactions (the “Company FCC Consents”), (iii) such Consents from, or registrations, declarations, notices, or filings made to or with, State Regulators as are required in connection with the Transactions (the “Company PSC Consents”), (iv) such Consents from, or registrations, notices or filings made to or with, CFIUS as are required in connection with the Transactions, (v) such Consents from, or registrations, notices or filings made pursuant to the ICA in connection with the Transactions, (vi) those that may be required to be made or obtained by Purchaser solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third Person’s) participation in the Transactions, and (vii) those that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be material to the Business.

SECTION 3.05  Unaudited Financial Statements; No Undisclosed Liabilities; Internal Controls over Financial Reporting.  (a)   Section 3.05(a) of the Seller Disclosure Letter sets forth true and correct copies of the Unaudited Financial Statements.  The Unaudited Financial Statements (i) have been prepared from the books and records of Seller and (ii) fairly present, in all material respects, in accordance with GAAP, the consolidated financial condition and the results of operations of the Business as of the dates and for the periods indicated and changes in financial condition for the respective periods covered thereby; provided, however, that the Unaudited Financial Statements (A) are, in the case of the Unaudited Financial Statements for the period ending September 30, 2023, subject to normal and recurring year-end adjustments and (B) do not contain all footnotes required under GAAP. The adjustments and trial balance amounts of the Group Companies presented with the Unaudited Financial Statements in Section 3.05(a) of the Seller Disclosure Letter are, subject to Seller’s good faith estimates of allocations set forth in the notes therein, as applicable, complete and accurate in all material respects and represent the adjustments to remove non-Business related balances.

(b)  The Group Companies and the Business are not subject to any liabilities or obligations of any nature, whether accrued, absolute, asserted, known, direct or indirect, determined, determinable, fixed, or contingent, that would be required to be reflected on a balance sheet prepared in accordance with GAAP as of the date hereof, except for those liabilities and obligations (i) adequately reserved against and expressly provided for in the Balance Sheet, (ii) of the type set forth in the Balance Sheet and incurred in the ordinary course of business since the date of the Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or Judgment or that relates to any Proceeding), or (iii) that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

(c)  The system of internal controls over financial reporting of Seller, to the extent related to the Business, taken as a whole, is designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Group Companies in conformity with GAAP and to maintain accountability for assets, and (iii) access to the assets of the Group Companies is permitted only in accordance with management’s general or specific authorization.  Seller, with respect to the Business and the Group Companies, maintains books and records reflecting its assets and liabilities that are accurate in all material respects to the extent they relate to the Business. There does not exist (A) any fraud or allegation of financial impropriety that involves management of the Business or the Group Companies or, to the Knowledge of Seller, any other Person who has or had a role in the preparation of financial statements or the internal control over financial reporting utilized by Seller (in each case, to the extent related to the Business) or (B) since January 1, 2021, any material weakness or significant deficiency in Seller’s internal controls over financial reporting that is likely to adversely affect in any material respect any Group Company’s ability to record, process, summarize, and report financial information with respect to the Business or the Group Companies.  During the periods covered by the Unaudited Financial Statements, Seller (to the extent related to the Business) has not changed its independent accountants or had any disagreement with such accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that if not resolved to the satisfaction of such accountants would have caused such accountants to make reference to the subject matter of the disagreements in connection with its report.

(d)  No Group Company has any outstanding Liability under any loan issued pursuant to the provisions of the Paycheck Protection Program under the CARES Act or under any Canadian COVID-19 Assistance program.

SECTION 3.06  Personal Property.  Except as contemplated by Section 5.24 of this Agreement, the Group Companies will have, as of the applicable Closing, good and valid title to, or a valid leasehold interest in, all of the material personal property reflected on the Balance Sheet or thereafter acquired, other than those assets disposed of since the date of the Balance Sheet in the ordinary course of business and in accordance with Section 5.01(a). All such assets are free of material defects and in good operating condition in all material respects and in a state of good maintenance and repair, subject to normal wear and tear.

SECTION 3.07  Real Property.  (a)  No Group Company owns, or is a party to any agreement, obligation, purchase option, right of first refusal, or other contractual right to buy or sell any real property or any interest therein, whether contingent or otherwise.

(b)  Section 3.07(b) of the Seller Disclosure Letter sets forth a true, correct, and complete list, as of the date of this Agreement, of the addresses of all real property leases, subleases, sub-subleases, real property licenses, or occupancy agreements and other similar real property agreements (including all master or superior leases, amendments, supplements, modifications, extensions, restatements, renewals, guaranties and other related material agreements with respect thereto) (each, a “Lease”) pursuant to which a Group Company uses or occupies such real property and the buildings, structures and improvements thereon (the “Leased Real Property”).  A Group Company has good and valid leasehold, subleasehold, or license interest (as lessee, sublessee, or licensee) in each Leased Real Property, free and clear of all Liens other than Permitted Liens.  Except as is not and would not, individually or in the aggregate, reasonably be expected to be material to the Business, (i) each Lease is valid, binding, and in full force and effect, enforceable in accordance with its terms, is unmodified and represents the entire agreement between the applicable Group Company, as tenant, subtenant, licensee or occupant, and the applicable third party, (ii) no Group Company that is the tenant, subtenant, licensee, or occupant thereunder, as applicable, is in material default of its obligations under such Lease, and each such Lease is, or will be, as of the applicable Closing Date, enforceable by the Group Company party thereto in accordance with its terms, subject to the Bankruptcy Exceptions, (iii) neither the applicable Group Company nor, to the Knowledge of Seller, the other party to such Lease is in material breach or default thereunder, and, to the Knowledge of Seller, no event has occurred or circumstance exists which, with the delivery of notice, passage of time, or both, would constitute such a material breach or default or permit the termination, modification or acceleration of rent under such Lease, and no security deposit or portion thereof deposited pursuant to the terms of any Lease has been applied in respect of a breach or default that has not be redeposited in full, (iv) Seller has provided Purchaser with a true, correct, and complete copy of each Lease, (v) there is no condemnation, expropriation or other proceeding in eminent domain, pending or, to the Knowledge of Seller, threatened, affecting any Leased Real Property or any portion thereof or interest therein, (vi) no Group Company has leased, subleased, licensed or otherwise granted to any third party any right to use or occupy all or any portion of any Leased Real Property, (vii) all Leases have been entered into in the ordinary course of business, and (viii) to the Knowledge of Seller, as of the date hereof, no Person other than Seller has the right to occupy or use the Leased Real Property.

(c)  Neither Seller nor any Seller Group Member has assigned, transferred or pledged any interest in any of the Leases (except with respect to intercompany assignments between the Seller Group Members). Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, the Leased Real Property is (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) suitable and adequate for continued use in the manner in which they are presently being used.

(d)  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, neither Seller nor any Seller Group Member has received any written notice from any Governmental Entity that (i) any condemnation or expropriation proceeding is pending or threatened with respect to the Leased Real Property or (ii) any material zoning or building code, ordinance, order or regulation is or will be violated in any material respect by the continued operation or use of the Leased Real Property in the ordinary course of business.

SECTION 3.08  Intellectual Property; Privacy; IT Systems.  (a)  Section 3.08(a) of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, of the registered (and applications for registration of) Business Intellectual Property (collectively, the “Business Registered Intellectual Property”), including internet domain names.  A Group Company is or will be as of the applicable Closing the sole and exclusive owner of the Business Registered Intellectual Property, free and clear of all Liens other than Permitted Liens.  All of the Business Registered Intellectual Property is subsisting and, except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, valid and enforceable.

(b)  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, the Group Companies own or have sufficient rights to use all Intellectual Property used in or necessary to conduct the Business.

(c)  There are no Judgments or Proceedings pending or, to the Knowledge of Seller, threatened contesting the validity, ownership, or enforceability of any of the Business Registered Intellectual Property, other than any such Judgments or Proceedings that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

(d)  None of the Group Companies, or the operation of the Business, infringes, misappropriates or otherwise violates, or has, since January 1, 2021, infringed, misappropriated, or otherwise violated any Intellectual Property of any Person, in each case, except as, individually or in the aggregate, would not reasonably be expected to be material to the Business. There are no Proceedings pending, and there have been no Proceedings since January 1, 2021, against any Group Company by any Person alleging that the operation or conduct of the Business as conducted as of the date of this Agreement constitutes an infringement or misappropriation of the Intellectual Property rights of such Person.

(e)  No Person is infringing, misappropriating, or otherwise violating, or has, since January 1, 2021, infringed, misappropriated, or otherwise violated, any Business Intellectual Property or a Group Company’s rights therein, in each case, except as, individually or in the aggregate, would not reasonably be expected to be material to the Business. There are no Proceedings pending or threatened in writing by any Group Company, nor has Seller or any of its Affiliates, since January 1, 2021, sent any written notice to any Person, alleging the infringement, misappropriation, or other unauthorized use of any Business Intellectual Property.

(f)  The Group Companies have used commercially reasonable efforts to implement commercially reasonable measures to protect the confidentiality of the Trade Secrets and source code of the Software included in the Business Intellectual Property.

(g)  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, the Group Companies are, and since January 1, 2021 have been, in compliance with all Privacy and Security Laws and the Group Company Privacy Policies (“Privacy and Security Laws and Requirements”). None of the Group Companies (i) execution, (ii) delivery, or (iii) performance of this Agreement, any Transaction Agreement or the consummation of the Transactions violates any Privacy and Security Laws and Requirements.

(h)  The Group Companies have taken commercially reasonable efforts to implement and maintain programs to protect the security and integrity of the material IT Systems and the data stored or contained therein or transmitted thereby (the “Information Security Programs”) and there have been no material violations of such Information Security Programs.

(i)  The Group Companies have assessed and tested their respective Information Security Programs on a no less than annual basis, remediated all critical risks and vulnerabilities and taken appropriate actions to address any high and medium risk vulnerabilities taking into account risks and costs, and the Information Security Programs have proven sufficient and compliant with Privacy and Security Laws and Requirements in all material respects.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, the IT Systems used by the Group Companies are in good working condition, do not contain any malicious code or defect, and operate and perform as necessary to conduct the Business of the Group Companies.

(j)  Since January 1, 2021, the Group Companies and, to the Knowledge of Seller, their respective Data Processors to the extent related to information pertaining to the Business, have not suffered and are not suffering a material breach of security, phishing incident, ransomware attack, denial-of-service attack or unauthorized access to the IT Systems (a “Security Incident”), have not been required to notify any Person or Governmental Entity of any such Security Incident, and have not been adversely affected by any malicious code, ransomware, or malware attacks, or denial-of-service attacks on any IT Systems. Neither the Group Companies nor any third party acting at the direction or authorization of the Group Companies has paid any perpetrator of any actual or threatened Security Incident or cyber-attack, including, but not limited to a ransomware attack or a denial-of-service attack. Since January 1, 2021, the Group Companies have not received any written notice or written complaint from any third party (including any of its employees or agents) or any Governmental Entity alleging noncompliance or potential noncompliance with any Privacy and Security Laws and Requirements or relating to incidents of breaches or unauthorized access of their IT Systems and have not been subject to any proceeding relating to noncompliance or potential noncompliance with Privacy and Security Laws and Requirements or the Group Companies processing of Personal Information. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, the Group Companies (i) are not in breach or default of any Contracts relating to their IT Systems or to the data stored thereon, (ii) do not transfer Personal Information internationally except where such transfers comply with Privacy and Security Laws and Requirements, and (iii) maintain commercially reasonable cyber liability insurance.

(k)  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, no Business Software incorporates any open source code in a manner that would require the contribution, sale, licensing, provision, or public disclosure to any Person of any source code for material Business Software, and the Group Companies are in compliance with the terms and conditions of all relevant licenses for open source software used in the Business.

(l)  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, no Group Company has delivered, licensed, or made available to any escrow agent or other Person any source code for any Business Software except for disclosures to employees and independent contractors for any Group Company that are subject to written confidentiality obligations to maintain the confidentiality of such source code and who have had such access only during the term of their employment by or provision of services to any Group Company.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, no Group Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Business Software to any escrow agent or other Person.

(m)  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Business, each current and former employee, consultant, and contractor of a Group Company who contributed in any material respect to the development of any Business Intellectual Property has executed a written Contract assigning all right, title, and interest of such employee, consultant or contractor in such Business Intellectual Property to the applicable Group Company and agreeing to confidentiality provisions protective of the confidential information of the applicable Group Company. To the Knowledge of Seller, no current or former employee, consultant, or independent contractor of any Group Company is in violation of any such agreement.

SECTION 3.09  Contracts.  (a)  Section 3.09(a) of the Seller Disclosure Letter sets forth a true, correct, and complete list, as of the date of this Agreement, of each of the following Contracts to which any Group Company is a party or by which a Group Company or any of their respective assets, properties, or businesses, or Seller or the Seller Group Members (to the extent related to the Business), is bound (excluding, in each case, (x) any Benefit Plan and (y) any purchase order, work order or similar order entered into in the ordinary course of business that does not contain provisions of the type that would otherwise cause such order to be covered by any of clauses (i)-(vi), (viii), (xi), (xvii) and (xviii) in this Section 3.09(a)):

(i)  Contract (other than this Agreement or the other Transaction Agreements) between a Group Company, on the one hand, and (A) Seller or any Seller Group Member (other than any Group Company) (such Contract, an “Affiliate Contract”), (B) any officer or director of Seller or any Affiliate of Seller (other than any Group Company), or (C) Macquarie Infrastructure and Real Assets Inc., in each case, on the other hand;

(ii)  Contract providing for the acquisition or disposition of any business or equity interests or material assets (whether by merger, sale of stock, sale of equity, or otherwise) (A) entered into on or after January 1, 2018 or (B) pursuant to which any Group Company has remaining material obligations or liabilities;

(iii)  Contract under which any Group Company has borrowed any money from, or issued any note, bond, debenture, or other evidence of Indebtedness to, or otherwise incurred any Indebtedness from, any Person (other than any other Group Company), in any such case which, individually, is in excess of $500,000;

(iv)  Contract under which (A) any Person, other than any Group Company, has directly or indirectly guaranteed Indebtedness of any Group Company, (B) any Group Company has directly or indirectly guaranteed Indebtedness of any Person, other than any Group Company, or (C) a Lien securing Indebtedness has been placed on any material asset of the Group Companies, in any such case where such Indebtedness is in excess of $500,000;

(v)  Contract providing for any Credit Support Obligation;

(vi)  Contract under which any Group Company, directly or indirectly, has made or is required to make any advance, loan, extension of credit, or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business), in any such case which, individually, is in excess of $500,000;

(vii)  Shared Contract that is material to the Business;

(viii)  joint venture, partnership, joint research and development, or other similar Contract involving co-investment between any Group Company and a third party;

(ix)  Contract granting any third party the right to use any Business Intellectual Property, or granting any Group Company the right to use any Intellectual Property owned by a third party, other than (A) non-disclosure and confidentiality agreements entered into in the ordinary course of business, (B) Contract for any off-the-shelf, commercially available Software (including shrink wrap or click wrap agreements) with annual payments of less than $400,000, and (C) Contract granting non-exclusive licenses of any such Business Intellectual Property or any such Intellectual Property in the ordinary course of business;

(x)  Contract relating to (A) the development of any Intellectual Property by or for a Group Company that is material to the Business and (B) any settlement, co-existence, covenant not to sue, or similar agreements related to any material Business Intellectual Property;

(xi)  Contract entered into since January 1, 2021 involving any resolution or settlement of any actual or threatened Proceeding which imposes monetary obligations in excess of $1,000,000 or which imposes any material, ongoing non-monetary obligations (other than customary confidentiality obligations) on any Group Company;

(xii)  Contract (A) requiring capital expenditures related to the Business of more than $2,500,000, (B) requiring capital expenditures related to customers of the Business of more than $500,000, including with respect to providing working capital for such customers, or (C) that provided for rebates with third parties in excess of $300,000 in the twelve (12) months ended December 31, 2022;

(xiii)  Government Contracts involving annual payments in excess of $2,000,000 per year;

(xiv)  Contract with a Material Customer or a Material Supplier (including any Contract of Seller or any Seller Group Member that provided for volume discounts benefitting the Business in excess of $250,000);

(xv)  Contract not otherwise listed in clauses (ii)-(v), (viii), (x)-(xiii) above or (xvi) below that would reasonably be expected to require payments from any Group Company of more than $2,000,000 in any calendar year (other than any Contract with an original equipment manufacturer or distributor);

(xvi)  Contract that is any lease, installment, and conditional sale agreement or other Contract with respect to the Business that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any (A) Leased Real Property, the lease of which may not be terminated by Seller, any Seller Group Member or Purchaser, as applicable, at will or by giving notice of ninety (90) days or less, without cost or penalty and provides for annual rental payments in excess of $500,000 or (B) personal property involving annual payments in excess of $500,000;

(xvii)  Contract that (A) limits in any material respect the freedom of a Group Company or the Business to compete in any line of business or with any Person or in any area, (B) requires any Group Company or the Business to provide services or products exclusively to, or procure services or products exclusively from, any Person, or (C) (1) restricts a Group Company or the Business’s ability to sell to or purchase from any Person or (2) to solicit or hire any person as an employee, in each case, other than any confidentiality agreement entered into in the ordinary course of business or, with respect to clause (C)(2) only, any Contract entered into in the ordinary course of business;

(xviii)  Contract that contains a standstill, right of first refusal, first offer, or first negotiation, or contains any “most favored nations” with respect to the Business which provision or right (A) is material to the Business or the Group Companies or (B) following the applicable Closing, would be applicable to Purchaser or any of its Affiliates (for the avoidance of doubt, excluding, for purposes of this clause (B), the Group Companies); and

(xix)  master agreement Contract with the ten (10) largest original equipment manufacturers or distributors, determined based on the total cost of all supplier invoices received against open purchase orders for the twelve (12) months ended December 31, 2022.

(b)  All Contracts required to be listed in Section 3.09(a) of the Seller Disclosure Letter (the “Material Contracts”) are valid, binding, and in full force and effect and are enforceable by the Group Companies party thereto in accordance with their terms, subject to the Bankruptcy Exceptions and except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  Each Group Company party thereto has performed all obligations required to be performed by it under each Material Contract, and it is not (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect thereunder. To the Knowledge of Seller, no counterparty to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect thereunder.  Prior to the date hereof, Seller has made available to Purchaser a true and complete (i) copy of each written Material Contract, together with any material amendments, modifications, or supplements thereto, in effect as of the date of this Agreement and (ii) summary of all of the material terms and conditions of each oral Material Contract in effect as of the date of this Agreement. As of the date of this Agreement, neither Seller nor any Group Company has received any written or, to the Knowledge of Seller, any other notice of the intention of any party to terminate any Material Contract or renegotiate any material terms thereof.

SECTION 3.10  Permits.  Each Group Company possesses all certificates, licenses, permits, authorizations, filings, privileges, registrations, exemptions, certifications and approvals of all Governmental Entities (each, a “Permit”) necessary to conduct the Business as conducted as of the date of this Agreement, other than such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to be material to the Business.  All such Permits are validly held by, binding on, and in full force and effect with respect to the applicable Group Company and such Group Company has complied in all respects with all terms and conditions thereof, in each case, except for any such invalidity or non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, since January 1, 2021, (a) none of the Group Companies has been in default or violation of any of the Permits and (b) there has been no Proceeding pending or, to the Knowledge of Seller, threatened to revoke any Permit.  None of such Permits will be subject to suspension, modification, revocation, or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except for any such suspensions, modifications, revocations, or nonrenewals that, individually or in the aggregate, would not reasonably be expected to be material to the Business.

SECTION 3.11  Taxes.

(a)  All material Tax Returns required to be filed with any Taxing Authority by or on behalf of any Group Company have been timely filed and are complete and accurate in all material respects.

(b)  Each Group Company has paid all material Taxes (whether or not shown as due on any Tax Return) required to have been paid by it (other than Taxes that are being contested in good faith by appropriate Proceedings and for which adequate reserves to cover any related Tax Liabilities have been reflected in the Records of the Group Companies).

(c)  All material Taxes required to be withheld or collected by each Group Company have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Taxing Authority, including all Taxes required to be withheld or collected and paid in connection with amounts paid to any employee, former employee, non-resident, partner, independent contractor, creditor, equity holder, Affiliate, customer, vendor, or other third party.

(d)  With respect to any taxable periods for which the statute of limitations has not expired, (i) all material input tax credits, refunds, rebates and similar adjustments of GST/HST/QST claimed by a Group Company have been validly claimed and correctly calculated as required by Law, and such Group Company has retained all material documentation prescribed by applicable Law to support such claims, and (ii) with respect to GST/HST/QST, where applicable, each Group Company (A) has obtained all material required information and documentation to support any zero-rating treatment of its supplies, and (B) has been furnished with valid exemption certificates or their equivalent and has retained all such material records and supporting documents in the manner required by applicable Law.

(e)  Each Group Company resident in Canada has maintained and continues to maintain all books and records required to be maintained by applicable Law and in the manner and at such place, as applicable, mandated by such Law.

(f)  There are no Liens (other than Permitted Liens) for Taxes on the assets of any Group Company.

(g)  There are no audits, examinations, contests or assessment or other Proceedings, pending, proposed or threatened, with respect to material amounts of Taxes of any Group Company.

(h)  All material deficiencies asserted or assessments made against any Group Company as a result of any examination of the Tax Returns filed by or on behalf of any Group Company have been paid in full or otherwise finally resolved.

(i)  The U.S. federal income tax classification for each of the Group Companies is listed on Section 3.11(i) of the Seller Disclosure Letter, and each of the Group Companies has had such U.S. federal income tax classification at all times since the later of (i) the date it was formed and (ii) the date sixty (60) months prior to the date hereof.

(j)  The charges, accruals, and reserves for Taxes with respect to each Group Company reflected on the books of the Group Company (excluding any provision for deferred income taxes) are adequate to cover Tax Liabilities accruing through the end of the last period for which the Group Company have recorded items on their respective books, and since the end of the last period for which the Group Company have recorded items on their respective books, no Group Company has incurred any Tax Liability, other than in the ordinary course of business.

(k)  There are no outstanding agreements extending or waiving the statutory period of limitations for the collection or assessment of material Taxes of any Group Company and no request for any such waiver or extension is currently pending, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course.

(l)  There are no Tax rulings, requests for Tax rulings, or closing agreements relating to Taxes for which any Group Company may be liable that could affect any Group Company’s Liability for Taxes for any taxable period ending after the Principal Closing Date.

(m)  No assertion has been made by any Taxing Authority (whether within or without the United States) in a jurisdiction where any Group Company does not file material Tax Returns or has not filed a particular type of material Tax Return or paid a particular type of material Tax that a Group Company is required to file such Tax Return or is subject to such Tax by that jurisdiction.

(n)  No Group Company: (i) has or has ever had a permanent establishment in any country other than the country of its organization, (ii) has engaged in a trade or business in any country other than the country in which it is organized that subjected it to material Tax in such country, or (iii) is, or has ever been, subject to material Tax in a jurisdiction outside the country in which it is organized.

(o)  There are no Tax credits, grants, exemptions, holidays or concessions or similar amounts or deductions that are or could be subject to clawback or recapture as a result of (i) the transactions contemplated by this Agreement or (ii) a failure by any Group Company to satisfy one or more requirements on which the credit, grant, exception, holiday, concession, or similar amount is or was conditioned.

(p)  No material real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax will be imposed on the transactions contemplated by this Agreement.

(q)  No Group Company has granted any Person any power of attorney that is currently in force with respect to any Tax matter.

(r)  Each Group Company has complied in all material respects with the intercompany transfer pricing provisions of Section 482 of the Code (and any analogous provision of any Law or Judgment relating to Taxes, including, for the avoidance of doubt, section 247 of the ITA), including, but not limited to, the contemporaneous documentation and disclosure requirements thereunder. All transactions between the Company and its

Subsidiaries are on arm’s length terms for purposes of the relevant transfer pricing Laws and Judgments. All related material documentation required by such Laws has been prepared or obtained and, if necessary, retained, or could be so prepared or obtained and provided to a Taxing Authority within a reasonable amount of time following a request by such Taxing Authority.  No such adjustment has been made by the Company or any of its Subsidiaries or made or proposed by any Taxing Authority.

(s)  No Group Company will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other Tax benefit, in each case in any taxable period (or portion thereof) after the Principal Closing, as a result of (i) any change in method of accounting, (ii) closing agreement, (iii) intercompany transaction, (iv) installment sale, (v) the receipt of any prepaid amount, (vi) any election under Section 965(h) of the Code, or (vii) paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada, in each case, prior to the applicable Closing.

(t)  No Group Company is party to or bound by any Tax sharing agreement, Tax indemnity or similar agreement in favor of any Person with respect to material Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity but excluding any agreement the principal purpose of which is not the allocation or sharing of any Tax).  Without limiting the generality of the foregoing, no Group Company is party to or bound by an agreement contemplated in section 80.04 or 191.3, or subsection 18(2.3), 127(13) to (17), 127(20) or 125(3) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(u)  No Group Company has deferred any Taxes that remain unpaid or claimed any employee retention credits, in each case under the CARES Act, or applied for, taken advantage of, or benefited from any Canadian COVID-19 Assistance.

(v)  No Group Company (i) is or has since January 1, 2015 been a member of any Consolidated Company Group (other than a group of which Cincinnati Bell, Inc. or Red Fiber Holdings LLC is or was the common parent) or (ii) has any Liability for the Taxes of another Person under U.S. Treasury Regulation Section 1.1502-6 (or any comparable provision of applicable Law), other than such Liability for a Consolidated Company Group of which Cincinnati Bell, Inc., or Red Fiber Holdings LLC is or was the common parent.

(w)  No intercompany obligation (as described in U.S. Treasury Regulation Section 1.1502-13(g)) between or among any Group Company, on the one hand, and a member of any Consolidated Company Group (other than any Group Company), on the other, will remain outstanding following the Closing.

(x)  Notwithstanding anything herein to the contrary, no attributes of any Group Company will be reduced or reattributed pursuant to U.S. Treasury Regulation Section 1.1502-36.

(y)  No Group Company organized under the laws of a country other than the United States (i) has an investment in U.S. property within the meaning of Section 956 of the Code, (ii) is engaged in a United States trade or business for U.S. federal income Tax purposes, (iii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iv) is, or has ever been, a “personal holding company” within the meaning of Section 542 of the Code, (v) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, or (vi) has election under Section 897(i) of the Code to be treated as a domestic corporation.

(z)  No Group Company has acquired property from a Person not dealing at arm’s length (for purposes of the ITA) with it in circumstances that would result in such Group Company becoming liable to pay Taxes of such Person under subsection 160(1) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(aa)  There are no transactions or events that have resulted, and no circumstances existing, which could result in the application to a Group Company of sections 80, 80.01, 80.02, 80.03 or 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(bb)  No Group Company is a party to any gain recognition agreement under Section 367 of the Code.

(cc)  No Group Company has incurred (or been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the Code that has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Code.

(dd)  No Group Company has established or has been required to establish a Subpart F income recapture account within the meaning of U.S. Treasury Regulation Section 1.952-1(f).

(ee)  No Group Company has engaged in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or been a party to any “reportable transaction” (as defined in section 237.3 of the ITA) or any “notifiable transaction” (as defined in section 237.4 of the ITA).

(ff)  For purposes of this Section 3.11, references to any Group Company shall include any entity that was merged with or liquidated or converted into such Group Company.

(gg)  All returns, declarations, reports, information returns or statements relating to Taxes and required to be filed or maintained in connection with any Report of Foreign Bank and Financial Accounts (FBAR) or Financial Crimes Enforcement Network (FinCEN) Form 114 have been timely filed or maintained in all material respects, including, in each case, any schedule or attachment thereto.

(hh)  For purposes of Section 9 of the (Indian) Income Tax Act, 1961, the Transferred Units do not directly or indirectly derive value “substantially” (within the meaning of Section 9 of the (Indian) Income Tax Act, 1961) from any assets located in India as of the Principal Closing Date.

SECTION 3.12  Proceedings.  Section 3.12 of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each pending or, to the Knowledge of Seller, threatened claim, suit, action, audit, complaint, demand, petition, proceeding, litigation, dispute, administrative charge, investigation, or arbitration (a “Proceeding”) against any of the Group Companies, any of their respective assets, properties, or businesses, or Seller or the Seller Group Members (to the extent related to the Business), other than any such Proceedings that, individually or in the aggregate, would not reasonably be expected to be material to the Business. Since January 1, 2021, (a) none of the Group Companies or their respective assets, properties, or businesses, or Seller or the Seller Group Members (to the extent related to the Business) is a party to, subject to, in default under, or otherwise bound by any Judgment, other than such Judgments that, individually or in the aggregate, would not reasonably be expected to be material to the Business, and (b) there has been no Proceeding pending or, to the Knowledge of Seller, threatened by or against any of the Group Companies, any of their respective assets, properties, or businesses, or Seller or the Seller Group Members (to the extent related to the Business) that, individually or in the aggregate, would reasonably be expected to be material to the Business.

SECTION 3.13  Benefit Plans.  (a)  Section 3.13(a) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Benefit Plan and identifies with an asterisk each such Benefit Plan that is an Assumed Benefit Plan and identifies the jurisdiction in which each material Benefit Plan is maintained. With respect to each material Seller Benefit Plan, Seller has delivered or made available to Purchaser, as of the date of this Agreement and to the extent applicable, true and complete copies of (i) the plan document, including any amendment thereto, or in the case of any unwritten material Seller Benefit Plan, a description of the material terms thereof, and (ii) the most recent IRS determination, opinion, or advisory letter. With respect to each material Assumed Benefit Plan, Seller has delivered or made available to Purchaser, as of the date of this Agreement and to the extent applicable, true and complete copies of (A) the plan document, including any amendment thereto, or in the case of any unwritten material Assumed Benefit Plan, a description of the material terms thereof, (B) the most recent IRS determination, opinion, or advisory letter, (C) the three most recently filed annual reports on Form 5500 or similar reports, statements, or information returns required to be filed with or delivered to any Governmental Entity, (D) each related trust, insurance, annuity, or other funding or administrative Contract, (E) the most recent actuarial or other valuation reports, (F) the most recent summary plan description and subsequent summaries of material modifications thereto, (G) annual testing results (including with respect to coverage and nondiscrimination testing) for the three (3) most recently completed plan years, and (H) all non-routine correspondence received from or provided to any Governmental Entity within the past six (6) years, in each case, except to the extent prohibited under applicable Privacy and Security Laws or any other obligations to maintain the confidentiality of such information under applicable Law.

(b)  Except as set forth on Section 3.13(b) of the Seller Disclosure Letter, no Benefit Plan is, and neither any Group Company nor Seller or any ERISA Affiliate, has in the past six (6) years maintained, sponsored, contributed to, or been required to contribute to, or has (or has had within the past six (6) years) any Liability with respect to, a plan that is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA (each, a “Pension Plan”) or a “multiemployer plan” (as defined in Section 3(37) of ERISA).  No Assumed Benefit Plan is a Pension Plan.  With respect to each Pension Plan, in the past six (6) years: (i) no proceeding has been initiated to terminate such Pension Plan, (ii) there has been no “reportable event” (as such term is defined in Section 4043(b) of ERISA), (iii) each required installment or any other payment required under Section 412 of the Code or Section 303 of ERISA has been made before the applicable due date, (iv) all amounts due to the Pension Benefit Guaranty Corporation (the “PBGC”) pursuant to Section 4007 of ERISA have been timely paid, (v) neither Seller, any Group Company, nor any ERISA Affiliate has, or has received notice from the PBGC of, any outstanding Liability under Sections 4062, 4063, or 4064 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA, and (vi) there has not been incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code). With respect to each Pension Plan, (A) no Liability, including any Liability under Title IV or Section 302 of ERISA, has been incurred by Seller, any Group Company, or any ERISA Affiliate which has been, is, or could reasonably be expected to become, a Liability of any Group Company, (B) no outstanding “withdrawal liability” (as defined in Section 4201 or 4204 of ERISA, as applicable) exists, and (C) the transactions contemplated by the Agreement will not result in the imposition of any such withdrawal liability on Seller, any Group Company, or any ERISA Affiliate.

(c)  No Assumed Benefit Plan is or is funded by, and no Group Company has ever maintained, contributed to, been required to contribute to, or had any Liability with respect to, any (i) “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA), (ii) “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code), or (iii) self-insured welfare benefit arrangement.

(d)  Except for any routine, uncontested claim for benefits or as would not, individually or in the aggregate, reasonably be expected to be material to the Business, there is no Proceeding pending or, to the Knowledge of Seller, threatened relating to any Benefit Plan. No Assumed Benefit Plan (or, except as could not reasonably be expected to result in Liability to any Group Company, any Seller Benefit Plan) has been the subject of an audit, investigation, inquiry, or examination by any Governmental Entity.

(e)  Except as set forth on Section 3.13(e) of the Seller Disclosure Letter, no Benefit Plan provides or is obligated to provide health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required by COBRA) to any current or former Employee of the Business.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, (i) no Group Company has any Liability on account of a violation of COBRA (including by an ERISA Affiliate), (ii) the Group Companies have complied in all respects with the Patient Protection and Affordable Care Act, including, to the extent applicable, the employer shared responsibility provisions relating to the offer of “affordable” health coverage that provides “minimum essential coverage” to all “full-time” employees (as those terms are defined in Section 4980H of the Code and related regulations) and the applicable employer information reporting requirements under Code Section 6055 and Code Section

6056 and related regulations, and (iii) the Group Companies have complied in all respects with the security requirements of the Health Insurance Portability and Accountability Act of 1996.

(f)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, each Benefit Plan and its related trust, insurance contract or other funding vehicle has been adopted and maintained and administered in all material respects in accordance with its terms and in compliance with ERISA, the Code and all other applicable Laws. Except as could not reasonably be expected to result in material Liability to the Business, Seller and its Affiliates are in compliance with ERISA, the Code and all other Laws applicable to the Benefit Plans. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a currently effective favorable determination letter from the IRS, or is entitled to rely on a currently effective opinion or advisory letter from the IRS, to the effect that such Benefit Plan is so qualified, and nothing has occurred that could adversely affect such qualified status. Each Assumed Benefit Plan (and each Seller Benefit Plan, as it relates to any current or former Service Provider of the Business) that is subject to Section 409A of the Code has been administered, operated, and maintained in all material respects according to the requirements of Section 409A of the Code, and no amount under any such Benefit Plan has been subject to any Tax as a result of a failure to comply with Section 409A of the Code.

(g)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, (i) all benefits, contributions, premiums, and distributions with respect to each Benefit Plan have been (A) timely paid in accordance with the terms of such Benefit Plan and applicable Law, to the extent required or due under such terms or applicable Law, or (B) paid or appropriately accrued, to the extent required by GAAP and not yet required or due under such terms or applicable Law, (ii) no event has occurred with respect to any Benefit Plan, that has resulted in, or could reasonably be expected to result in, a Tax imposed on any Group Company under Chapter 43 of the Code , and (iii) to the Knowledge of Seller, no fiduciary (within the meaning of Section 3(21) of ERISA) of any Benefit Plan subject to Part 4 of Subtitle B of Title I of ERISA has committed a breach of fiduciary duty with respect to such Benefit Plan that would reasonably be expected to subject any Group Company to any Liability. There has been no non-exempt “prohibited transaction” (as defined in Section 4975 of the Code) with respect to any Benefit Plan, for which any Group Company would reasonably be expected to have any material Liability.

(h)  Each Assumed Benefit Plan and, except as could not reasonably be expected to result in Liability to any Group Company, each Seller Benefit Plan, in each case maintained outside of the United States (each, a “Non-U.S. Benefit Plan”), that is required to be registered has been registered and has been maintained in all material respects in good standing with applicable Governmental Entities.  Each Non-U.S. Benefit Plan that is intended to qualify for special tax treatment has been determined to qualify for such treatment in all material respects. All material filings required to be made to any Governmental Entity or instrumentality with respect to any Non-U.S. Benefit Plan have been timely made. Each Non-U.S. Benefit Plan that is intended to be funded or book-reserved is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and Seller and its Affiliates have complied with applicable obligations under applicable non-U.S. Law with respect to such Non-U.S. Benefit Plans, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business. No Non-U.S. Benefit Plan is a “registered pension plan”, “retirement compensation arrangement” or “salary deferral arrangement”, as such terms are defined in the Income Tax Act (Canada).  No Non-U.S. Benefit Plan provides, or is obligated to provide, health, medical or other welfare benefits after retirement or other termination of employment to any current or former Employee of the Business primarily located in Canada.

(i)  Except as set forth on Section 3.13(i) of the Seller Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (alone or in combination with any other event), except as expressly contemplated by this Agreement, (i) entitle any current or former Service Provider of the Business to, or require any Group Company to provide, any compensation or benefit under any Benefit Plans, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits in respect of any current or former Service Provider of the Business or under any Benefit Plan, or (iii) result in any breach or violation of, default under, or limit on any Group Company’s right to amend, modify or terminate, any Assumed Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (alone or in combination with any other event) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former Service Provider of the Business or payable by any Group Company.  No current or former Service Provider of the Business is entitled to receive from Seller or any of its Affiliates, and no Group Company has any obligation to provide to any Person, any gross-up or additional payment in respect of any Taxes (including the Taxes required under Section 409A or Section 4999 of the Code).

(j)  No Seller Benefit Plan will transfer, in whole or in part, to any Group Company in connection with the Transactions.  Upon and following the Principal Closing, Purchaser and its Affiliates will have no Liability under or with respect to any Seller Benefit Plan.

SECTION 3.14  Labor Matters.  (a)   As of the date hereof, there are no Company Collective Bargaining Agreements and, to the Knowledge of Seller, no union represents any Employees of the Business.

(b)  As of the date of this Agreement, (i) there is not any, and since January 1, 2021, there has not been any, labor strike, dispute, work stoppage, lockout, concerted slow-down, or similar material labor dispute pending or, to the Knowledge of Seller, threatened against or affecting any Employees of the Business, (ii) to the Knowledge of Seller, there are no, and since January 1, 2021, there have been no, union organizational campaigns with respect to any Employees of the Business, (iii) none of the Group Companies is engaged in, nor since January 1, 2021, has any Group Company engaged in, any unfair labor practice, (iv) there are not any unfair labor practice charges or complaints against any Group Company pending or, to the Knowledge of Seller, threatened before (or in the case of a threatened matter, that would come before) the National Labor Relations

Board or any similar Governmental Entity, and (v) there are not any pending or, to the Knowledge of Seller, threatened union grievances against any Group Company that reasonably could be expected to result in a determination materially adverse to any Group Company.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, each Group Company is, and since January 1, 2021, has been, in compliance with all applicable Laws and Judgments with respect to labor relations, employment or employment practices, including occupational safety and health standards, terms and conditions of employment, employment standards,  payment of wages, worker classification (including the proper classification of workers as independent contractors and consultants), wages and hours, leave of absence requirements, privacy, discrimination, harassment, human rights, accessibility, language, retaliation, immigration, visa, work status, pay equity, employment equity and workers’ compensation.  No Group Company has, since January 1, 2021, experienced any “plant closing” or “mass layoff” or substantially similar terms with respect to their employees within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local law regarding plant closings or mass layoffs including, to the extent applicable, substantially similar Laws in Canada, India or in any other jurisdiction in which the Group Companies operate (the “WARN Act”).

(d)  Since January 1, 2021, none of the Group Companies has received written communication of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of any Group Company and, to the Knowledge of Seller, no such investigation is in progress.

(e)  Section 3.14(e)(i) of the Seller Disclosure Letter sets forth a list, of all Employees of the Business, as well as any Employees of the Business on a leave of absence of any nature, paid or unpaid, including disability, family, maternity, parental, sick or other leave, describing: (i) the employee identification number of such employee, (ii) the entity employing such employee, (iii) the original hire date of such employee, (iv) whether the employee is on an active or inactive status, (v) the position held by such employee, (vi) such employee’s exempt/non-exempt status for purposes of wage and hour laws, (vii) such employee’s annualized base salary or hourly wage rate, (viii) such employee’s eligibility for bonuses or commissions, (ix) such employee’s status as full- or part-time, (x) such employee’s work location, (xi) leave status, including any anticipated return to work date, and (xii) visa status, if applicable.  Section 3.14(e)(ii) of the Seller Disclosure Letter sets forth a list of Contingent Workers describing the identification number or name of such Contingent Worker and his or her start date of services.

(f)  Except as set forth in Section 3.14(f) of the Seller Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, there are, and since January 1, 2021, there have been, no pending or, to the Knowledge of Seller, threatened material Proceedings concerning labor or employment matters against any Group Company, including concerning collective bargaining obligations, plant closing notifications, terms and conditions of employment, payment of wages, classification of employees, pay equity, employment equity and workers’

compensation, or safety, retaliation, harassment, immigration, human rights or discrimination matters involving any Employees of the Business, including charges of unfair labor practices, discrimination, retaliation, or harassment.

(g)  To the Knowledge of Seller, no Group Company is (or since their inception has been) debarred, suspended, proposed for debarment, or excluded from participation in the bidding for or award of a contract with a Governmental Entity.

(h)  To the Knowledge of Seller no (i) current or former employee of any Group Company has breached or threatened to breach any employment agreement, patent disclosure agreement, non-competition agreement, or any other restrictive covenant in favor of any Group Company, and (ii) Key Employee has given notice of resignation or advised that they intend to resign in connection with the consummation of the Transactions.

(i)  Since January 1, 2021, (i) there have not been any Proceedings pending or, to the Knowledge of Seller, threatened, against any Group Company involving allegations of sexual harassment, sexual assault or sexual misconduct by a Key Employee and (ii) no Group Company is or has been a party to a settlement agreement with any Key Employee that resolves material allegations of sexual harassment, sexual assault or sexual misconduct by such Key Employee.

SECTION 3.15  Absence of Changes or Events.  (a)  Since the date of the Balance Sheet, there has been no Effect that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b)  Since the date of the Balance Sheet through the date of this Agreement, (i) the Business and the Group Companies have been conducted in the ordinary course of business in all material respects and (ii) no Group Company has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 5.01(a) in the absence of consent of Purchaser.

SECTION 3.16  Compliance with Applicable Laws.  Each Group Company is, and has been at all times since January 1, 2021, in compliance in all material respects with all applicable Laws and all Judgments applicable to any Group Company or any assets owned or used by any of them. Neither Seller nor any Group Company has received any written communication since January 1, 2021 alleging that any Group Company is not in compliance in any material respect with any Law or any Judgment.

SECTION 3.17  Environmental Matters.

(a)  Each Group Company is, and has been since January 1, 2021, in compliance, in all material respects, with all applicable Environmental Laws.

(b)  Each Group Company holds, and is and has been since January 1, 2021, in compliance, in all material respects, with all Permits required under applicable Environmental Laws for it to conduct its business and to hold, use, occupy, or operate the Leased Real Property (“Environmental Permits”), all such Environmental Permits are valid and in full force and effect and no Group Company has received notice of any pending or threatened Proceeding seeking the revocation, suspension, cancellation, or modification of any such Environmental Permits.

(c)  There are no Proceedings pending or, to the Knowledge of Seller, threatened against any Group Company, and no Group Company has received any notice, citation, claim, complaint, or other communication alleging a material violation of or Liability or obligation (including any investigative, remedial, or corrective action obligation) under applicable Environmental Laws or Environmental Permits.

(d)  No Group Company or, to the Knowledge of Seller, any Leased Real Property is a party or subject to, or in default under, any Judgment pursuant to Environmental Law, except as, individually or in the aggregate, would not reasonably be expected to be material to the Business.

(e)  There has been no Release of, or exposure to any Hazardous Materials (i) by any Group Company in relation to its respective operations, (ii) by any Group Company, or, to the Knowledge of Seller, by any third Person on, at, under or from any Leased Real Property or (iii) at any third Person site to which Hazardous Materials generated by any Group Company were sent for treatment, recycling, storage, or disposal, in the case of each of clauses (i), (ii) and (iii), that would reasonably be expected to result in material Liability to any Group Company under Environmental Law.

(f)  No Group Company has assumed by contract or provided an indemnity for any material liabilities or obligations of any third Person in connection with any Release of Hazardous Materials or arising under any Environmental Laws.

(g)  No Group Company is conducting or funding pursuant to Environmental Law any material investigation or remediation (including environmental monitoring) with respect to Hazardous Materials.

(h)  The Group Company operations at the Leased Real Property are not classified under a North American Industry Classification System code that is listed in Appendix C of, and that is subject to the requirements of, the New Jersey Industrial Site Recovery Act.

(i)  Seller has provided Purchaser true, correct, and complete copies of all material environmental site assessments, environmental compliance audits, unresolved notices of violation and written Judgments relating to environmental matters, and, to the extent prepared after January 1, 2019 and that identify matters that could reasonably be expected to result in material liability under Environmental Law to any Group Company, other material environmental reports, in each case related to the operations of any Group Company or any property owned or leased or operated by any Group Company and in the possession or control of Seller.

SECTION 3.18  Sufficiency of the Assets.  At the Principal Closing, taking into account all services and rights to be delivered or given pursuant to the Transaction Agreements, the Company and the Company Subsidiaries will own or have the right to use, and have good and marketable title to (or a valid leasehold interest in or licenses to) all of the assets and properties necessary to conduct the Business (excluding the California Business) on a separate and stand-alone basis immediately following the Principal Closing in materially the same manner as the Business (excluding the California Business) is conducted on the date hereof.  At the Subsequent Closing, taking into account all services and rights to be delivered or given pursuant to the Transaction Agreements, the Subsequent Transferred Company will own or have the right to use, and have good and marketable title to (or a valid leasehold interest in or licenses to) all of the assets and properties necessary to conduct the California Business immediately following the Subsequent Closing in materially the same manner as the California Business is conducted on the date hereof.  Other than the Pre-Closing Actions, there are no other actions that are material and required to separate the Business (other than the California Business) from the Seller Business on or prior to the Principal Closing Date.

SECTION 3.19  California Business.  (a) During the period from the Principal Closing Date until the occurrence of the Subsequent Closing: (i) Seller has not taken any action that would cause the California Business to be conducted other than in the ordinary course of business in all material respects and (ii) neither Seller nor the Subsequent Transferred Company has taken any action without the consent of Purchaser that, if taken after the Principal Closing, would constitute a breach of Section 1.02(b) (and Section 5.01) in the absence of consent of Purchaser, and (b) as of the Subsequent Closing Date, the California Business and the Subsequent Transferred Company do not have outstanding any Indebtedness, unpaid California Transaction Expenses or Change of Control Payments, other than to the extent arising as a result of or in connection with any actions taken by Purchaser or any of its Affiliates pursuant to the Management Agreement.

SECTION 3.20  Material Customers and Material Suppliers.  (a)  Section 3.20(a) of the Seller Disclosure Letter sets forth: (i) the ten (10) largest customers of the Business, determined based on the dollar value of sales to such customers for the twelve (12) months ended December 31, 2022 and the nine (9) months ended September 30, 2023 (the “Material Customers”) and (ii) the ten (10) largest suppliers of the Business, determined based on the dollar value of goods or services purchased from such suppliers for the twelve (12) months ended December 31, 2022 and the nine (9) months ended September 30, 2023 (the “Material Suppliers”).

(b)  As of the date of this Agreement, (i) no Material Customer or Material Supplier has (A) terminated or ceased (or provided notice to Seller or a Group Company that it intends to terminate, not renew or cease) its relationship with any of the Group Companies, (B) declared a force majeure event or default (or provided notice to Seller or a Group Company that it intends to declare a default) under any material Contract between it and any of the Group Companies or, with respect to any Material Supplier, materially delayed deliveries of products or services to any Group Company, or (C) otherwise adversely altered (or provided notice to Seller or a Group Company that it will or intends to adversely alter) its relationship (whether related to payment, amount, price, or otherwise) with any of the Group Companies as compared to such relationship during the twelve (12)-month period ending on December 31, 2022 and the nine (9) month period ending on September 30, 2023, and (ii) no Group Company has terminated or adversely altered any such Contract or any such relationship (whether related to payment, amount, price, or otherwise) as compared to such relationship during the twelve (12)-month period ending on

December 31, 2022 and the nine (9) month period ending on September 30, 2023.  No Group Company is involved in any material Proceeding with, by or against any Material Customer or Material Supplier.

(c)  To the Knowledge of Seller, the Transactions will not materially and adversely affect the relationship of the Group Companies with any Material Customer or Material Supplier.  To the Knowledge of Seller, no Effect exists with respect to any Material Customer or Material Supplier that would reasonably be expected to have a material and adverse impact on the Group Companies, taken as a whole.

SECTION 3.21  Transactions with Affiliates.  Except for services and rights that will be provided to the Group Companies following the applicable Closing pursuant to any Transaction Agreement, (a) there are no material Contracts, Proceedings, transactions, and other arrangements between any Group Company, on the one hand, and Seller or any Seller Group Member (other than any Group Company), or any officer, director or employee of the foregoing, on the other hand, and (b) no director or officer of Seller or any Seller Group Member has any ownership interest in any asset of the Business.

SECTION 3.22  Insurance.  Seller has delivered or made available to Purchaser true, complete, and accurate copies of all material insurance policies or binders covering any Group Company or which are otherwise for the benefit of the Business, in each case, in effect on the date hereof, which policies or binders are set forth on Section 3.22 of the Seller Disclosure Letter. Since January 1, 2021, neither Seller nor any Seller Group Member has received: (a) any written notice of cancellation of any policy set forth on Section 3.22 of the Seller Disclosure Letter or refusal of coverage thereunder, (b) any written notice that any issuer of such policy has filed for protection under applicable bankruptcy Laws or Judgments or is otherwise in the process of liquidating or has been liquidated or (c) any written notice that an applicable insurer intends to materially increase the premiums for, or materially alter the coverage under, any insurance policy set forth on Section 3.22 of the Seller Disclosure Letter. The Group Companies have complied in all material respects with all notification requirements under the insurance policies set forth on Section 3.22 of the Seller Disclosure Letter with respect to all material claims which are or would reasonably be expected to be covered under such policies.

SECTION 3.23  Anti-Corruption; Sanctions; Import and Export Control Laws.

(a)  The Group Companies and their respective directors, officers and, to the Knowledge of Seller, employees and agents: (i) are, and have been since January 1, 2019, in compliance with the U.S. Foreign Corrupt Practices Act, the Canadian Criminal Code and the Canadian Corruption of Foreign Public Officials Act, as amended, and all other anti-bribery and anti-corruption Laws applicable to any of the Group Companies (“Anti-Corruption Laws”), (ii) have not offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any person to improperly influence official action or inaction or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty since January 1, 2019, (iii) have not made any voluntary, directed, or involuntary disclosure with respect to any alleged act or omission arising under or relating to any non-compliance with any Anti-Corruption Laws, (iv) have not been the subject of any inquiry, investigation, or enforcement proceedings for violations of Anti-Corruption Laws, (v) have not violated or received in writing any notice, request, penalty, or citation for any actual or potential non-compliance with Anti-Corruption Laws, and (vi) have implemented, maintain in effect, and enforce written policies, procedures, and internal controls reasonably designed to prevent their officers, employees, and agents from undertaking any activity, practice, or conduct that would constitute an offence under Anti-Corruption Laws.

(b)  The Group Companies are, and have been since January 1, 2019, in compliance with applicable Trade Laws and Sanctions.  There are not, and have not been since January 1, 2019, any sanctions-related, export-related or import-related Proceedings initiated or threatened against any Group Company by any Governmental Entity.

(c)  No Group Company has engaged in, or is now engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with a Sanctioned Person, in each case, in violation of Sanctions, and no Group Company, or any director, manager, officer or employee thereof, is a Sanctioned Person.

SECTION 3.24  Communications Regulatory Matters.

(a)  Each Group Company holds all approvals, authorizations, certificates, and licenses issued by the FCC or State Regulators and all other material regulatory permits, approvals, licenses, and other authorizations, including franchises, ordinances, and other agreements granting access to public rights of way, issued or granted to such Group Company by a Governmental Entity that are required for such Group Company to conduct its business, as presently conducted (collectively, the “Company Licenses”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, (i) each Company License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified and (ii) no Company License is subject to (A) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or (B) any pending Proceeding by or before the FCC or any State Regulator to suspend, revoke or cancel, or any judicial review of a decision by the FCC or any State Regulator with respect thereto.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of Seller, as of the date of this Agreement, there is no (1) event, condition or circumstance attributable specifically to a Group Company that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), (2) pending or threatened FCC or State Regulator regulatory Proceeding relating specifically to one or more of the Company Licenses, or (3) event, condition or circumstance attributable specifically to a Group Company that would materially impair, delay or preclude the ability of the Group Companies to obtain any Consents from any Governmental Entity.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, no Company License, order or other agreement, obtained from, issued by or concluded with any State Regulator imposes or would impose restrictions on the ability of any Group Company to make payments, dividends or other distributions to any other Group Company that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by such State Regulators to similarly situated companies.

(c)  The Company, with respect to any Company License and any activity regulated by the FCC or any State Regulator but not requiring a Company License (“Unlicensed Activity”), and each licensee of each Company License and each other Group Company engaged in Unlicensed Activity (each, an “Unlicensed Subsidiary”) is, and since January 1, 2021, has been, in compliance with each Company License and has fulfilled and performed all of its obligations with respect thereto and with respect to any Unlicensed Activity required by the Communications Act of 1934, as amended (the “Communications Act”), or the rules, regulations, written policies, and orders of the FCC (the “FCC Rules”) or similar rules, regulations, written policies, and orders of State Regulators, and the payment of all regulatory fees and contributions, except for exemptions, waivers or similar concessions or allowances and except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  The Company and each licensee of each Company License and each of its Unlicensed Subsidiaries is in good standing with the FCC and all other Governmental Entities, and, as of the date of this Agreement, neither the Company nor any such licensee or any of its Unlicensed Subsidiaries is, to the Knowledge of Seller, the respondent with respect to any formal complaint, investigation, audit, inquiry, subpoena, forfeiture, or petition to suspend before the FCC, the Universal Service Administrative Company (the “USAC”) or any other Governmental Entity and except for matters that, individually or in the aggregate, would not reasonably be expected to be material to the Business.  The Company or another Group Company owns one hundred percent (100%) of the Equity Interests and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses and each of its Unlicensed Subsidiaries.

(d)  None of the Group Companies is subject to any currently effective cease-and-desist order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding with, or has been ordered since January 1, 2021, to pay any civil money penalty by, the FCC, USAC or any other Governmental Entity (other than a Taxing Authority, which is covered by Section 3.11), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries and that, individually or in the aggregate, have not had or would not reasonably be expected to have a Material Adverse Effect (each item in this sentence, whether or not set forth in the Seller Disclosure Letter, a “Company Regulatory Agreement”), nor has any Group Company been advised in writing since January 1, 2021 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01  Organization and Standing; Power.  Purchaser is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized.  Purchaser has the requisite corporate or other organizational power and authority to enable it to own the Transferred Units, to execute this Agreement and to consummate the transactions contemplated hereby.  Purchaser has, or will have at the applicable Closing, the requisite corporate or other organizational power and authority to execute each other Transaction Agreement to which it is or will be party and to consummate the Transactions.  Purchaser possesses all governmental franchises, licenses, permits, authorizations, and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations, and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.02  Authority; Execution and Delivery; Enforceability.  The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions are within Purchaser’s organizational powers and have been duly and validly authorized by all necessary corporate or other organizational action on the part of Purchaser, and no other action or proceeding on the part of Purchaser or any of its Affiliates is necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.  Purchaser has duly and validly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of such Agreement by Seller and the Company, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy Exceptions.  The execution, delivery and performance by Purchaser or an Affiliate of Purchaser of each other Transaction Agreement to which it is or will be party and the consummation by Purchaser or an Affiliate of Purchaser of the Transactions have been, or will be at the applicable Closing, duly authorized by all necessary corporate or other organizational action.  Purchaser or an Affiliate of Purchaser has, or will have at the applicable Closing, duly and validly executed and delivered each other Transaction Agreement to which it or such Affiliate is or will be party, and each such Transaction Agreement, assuming the due authorization, execution, and delivery of each such Transaction Agreement by the other parties thereto, constitutes or will constitute a legal, valid, and binding obligation, enforceable against Purchaser or such Affiliate in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 4.03  No Conflicts; Consents.  (a)  The execution, delivery and performance by Purchaser or an Affiliate of Purchaser of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by Purchaser or an Affiliate of Purchaser with the terms thereof will not conflict with, or result in any violation, breach, termination of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation, modification, recapture, right of first offer or refusal or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Affiliates under, (i) the Organizational Documents of Purchaser or any of its Affiliates or (ii) assuming that the Consents referred to in Section 4.03(b) are obtained prior to the applicable Closing Date and the registrations, declarations, and filings referred to in Section 4.03(b) are made prior to the applicable Closing Date, (A) any material Contract to which Purchaser or any of its Affiliates is a party or by which any of their respective properties or assets is bound or (B) any Judgment or applicable Law applicable to Purchaser or any of its Affiliates or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

(b)  No Consent of or registration, declaration, or notice to or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its Affiliates in connection with the execution, delivery, and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) such Consents from, or registrations, declarations, notices or filings made to or with, the FCC (including any review by Team Telecom Agencies in connection with any FCC filing) as are required in connection with the Transactions (together with the Seller FCC Consents and the Company FCC Consents, the “FCC Consents”), (iii) such Consents from, or registrations, declarations, notices or filings made to or with, State Regulators as are required in connection with the Transactions (together with the Seller PSC Consents and the Company PSC Consents, the “PSC Consents”), (iv) such Consents from, or registrations, notices or filings made to or with, CFIUS as are required in connection with the Transactions, (v) such Consents from, or registrations, notices or filings made pursuant to the ICA in connection with the Transactions, (vi) those that may be required to be made or obtained by Seller solely by reason of the participation of Seller, any Seller Group Member, and the Company or any of their respective Affiliates (as opposed to any other third Person) in the Transactions, and (vii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04  Proceedings.  There are not any (a) outstanding Judgments against Purchaser or any of its Affiliates, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates, or (c) investigations by any Governmental Entity that are, to the knowledge of Purchaser, pending or threatened against Purchaser or any of its Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05  Securities Act.  Purchaser is acquiring the Transferred Units for investment only and not with a view to any public distribution thereof.  Purchaser acknowledges that the Transferred Units have not been registered under the Securities Act or any other federal, state, provincial, foreign or local securities Law, and agrees that the Transferred Units may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, provincial, foreign or local securities Law, in each case, to the extent applicable.  Purchaser is an

“accredited investor” within the meaning of Regulation 501(a) of Regulation D under the Securities Act.

SECTION 4.06  Financing.

(a)  Purchaser has delivered to Seller true and complete copies of (i) a fully executed commitment letter dated on or about the date of this Agreement (together with all exhibits, annexes, schedules, and term sheets attached thereto and as amended, restated, amended and restated, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.19, the “Equity Commitment Letter”) from certain investment partnerships advised by TowerBrook (the “Equity Investors”), providing, subject only to the terms and conditions therein, for an equity investment in Purchaser in cash in the aggregate amount set forth therein (the “Equity Financing”) and (ii) a fully executed commitment letter and Redacted Fee Letters dated on or about the date of this Agreement from the financial institutions identified therein (as such parties may be supplemented or amended from time to time, the “Lenders”) (such letters, together with all exhibits, annexes, schedules, and term sheets attached thereto and as amended, restated, amended and restated, modified, supplemented, replaced, or extended from time to time after the date of this Agreement in compliance with Section 5.19, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”), providing, subject only to the terms and conditions set forth therein, for (A) debt financing in cash in the amounts set forth therein (collectively, the “TL Financing”) and (B) the amendment and rollover of the obligations under the CBTS Receivables Financing Documents (the “CBTS Receivables Financing Rollover” and, together with the TL Financing, the “Debt Financing”; the Debt Financing together with the Equity Financing, the “Financing”).  As of the date of this Agreement, neither of the Financing Letters in the form delivered to Seller has been amended or modified, and to the knowledge of Purchaser, no such amendment or modification is contemplated, except as expressly contemplated by the Debt Commitment Letter to bring in additional agents and lenders thereto in accordance with the terms thereof, and none of the obligations or commitments contained therein have been withdrawn, terminated, repudiated or rescinded in any respect.  Purchaser has fully paid any and all commitment fees and other fees pursuant to the Financing Letters or otherwise in connection with the Financing that are required by the Financing Letters to be paid on or prior to the date of this Agreement.  Assuming the Financing is funded or effectuated in accordance with the Financing Letters, the net proceeds thereof (together with any rollover amounts contemplated therein) contemplated by the Financing Letters (after netting out applicable fees, expenses, original issue discount, and similar premiums and charges and after giving effect to the maximum amount of market flex (including original issue discount flex) provided under the Debt Commitment Letter) will in the aggregate be sufficient to enable Purchaser to consummate the Transactions on the Principal Closing Date (including the payment of related fees, costs, and expenses required to be paid by Purchaser on the Principal Closing Date) (the “Principal Closing Obligations”).  As of the date hereof, each Financing Letter in the form delivered to Seller

(A) constitutes the legal, valid, and binding obligation of Purchaser and, to the knowledge of Purchaser, each of the other parties thereto, (B) is enforceable in accordance with its terms against Purchaser and, to the knowledge of Purchaser, each of the other parties thereto, subject to the Bankruptcy Exceptions, and (C) is in full force and effect.  As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Sections 6.01 and 6.02, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the knowledge of Purchaser, any other party thereto under any Financing Letter or otherwise cause any portion of the Financing to be unavailable or delayed.  As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Sections 6.01 and 6.02, Purchaser does not have any reason to believe that it or any other party to any Financing Letter will be unable to satisfy any condition of any Financing Letter required to be satisfied by it or that the amount of the Financing sufficient to satisfy the Principal Closing Obligations will not be available, in each case on the Principal Closing Date.  As of the date of this Agreement, the only conditions precedent (including the market flex provisions) related to the obligations of the Equity Investors to fund the full amount of the Equity Financing and of the Lenders to fund the full amount of the TL Financing and to effectuate the CBTS Receivables Financing Rollover are those expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter, respectively.  As of the date of this Agreement, there are no side letters or any other Contracts, arrangements or understandings to which Purchaser or any Affiliate thereof is a party related to the Financing that would reasonably be expected to adversely affect (1) the ability of Purchaser to satisfy any of the conditions to the Financing applicable to it and within its control or (2) the availability or amount of the Financing, other than as expressly contained in the Financing Letters and delivered to Seller on or prior to the date of this Agreement.

(b)  Assuming (i) satisfaction of the conditions to Purchaser’s obligation to consummate the Transactions, (ii) the accuracy of the representations and warranties of Seller set forth in Article II and Article III hereof, (iii) Seller complies with all of its covenants set forth in this Agreement and the Transaction Agreements to which it or a Seller Group Member is a party, (iv) any estimates, projections and forecasts prepared by or on behalf of the Group Companies that have been provided to Purchaser have been prepared in good faith, based upon assumptions that were and continue to be reasonable, and (v) the Group Companies are Solvent immediately prior to the Principal Closing, Purchaser will, after giving effect to the Transactions to be effected at the Principal Closing (including the Financing) and the payment of the Purchase Price, be Solvent immediately after the Principal Closing.

SECTION 4.07  Anti-Corruption; Sanctions.

(a)  No funds to be paid by Purchaser to any Person hereunder have been derived from, or will be derived from or constitute, either directly or indirectly, the proceeds of any activity in violation of any applicable anti-corruption, anti-terrorism, anti-money laundering, sanctions or export control Laws or similar Laws.

(b)  Purchaser is not a Governmental Entity or a target of Sanctions, and is not acting for or on behalf of any Governmental Entity or target of Sanctions in connection with this Agreement.

SECTION 4.08  No Additional Representations; No Reliance.  (a)  Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article II, Article III, the Seller Disclosure Letter or the certificate delivered by Seller pursuant to Section 6.02(d), none of Seller, or any Group Company or any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, the Transferred Units, the Subsequent Transferred Units, the Group Companies or any matter relating to any of them, including their respective businesses, results of operations, financial condition, cash flows, and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective representatives by or on behalf of Seller, any Group Company, and that any such representations or warranties are expressly disclaimed.

(b)  Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that none of Seller or any Group Company or any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) except as expressly set forth in Article II, Article III, the Seller Disclosure Letter or the certificate delivered by Seller pursuant to Section 6.02(d), any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective representatives (“Projections”), including with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, the Group Companies, the business of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), or (ii)  except as expressly set forth in Article II, Article III, the Seller Disclosure Letter or the certificate delivered by Seller pursuant to Section 6.02(d), any other information relating to Seller, the Transferred Units, the Subsequent Transferred Units, the Group Companies or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective representatives, whether orally or in writing, in the “data room” for Project Armstrong maintained by Intralinks (the “Data Room”), or in any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions (such information, together with the Projections, “Transaction Materials”), and that any such representations or warranties are expressly disclaimed.

(c)  Subject to the other provisions in this Section 4.08, Purchaser hereby acknowledges and agrees that none of Seller, the Seller Group Members or any of their respective Representatives will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective Representatives or equityholders or any other Person resulting from Seller, any Group Company or any Person on their behalf making available to Purchaser, its Affiliates or their respective Representatives, or Purchaser’s, its Affiliates’ or their respective Representatives’ or any other Person’s use of, any Transaction Materials, except to the extent such Liability arises out of the representations, warranties and other agreements set forth in this Agreement or the certificate delivered by Seller pursuant to Section 6.02(d).  In particular, Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties, and (iii) Purchaser is not relying on the Projections and is taking full responsibility for making its own evaluation of the adequacy and accuracy of the Projections.

(d)  Purchaser further acknowledges and agrees that no representative of Seller, the Seller Group Members or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement or in any certificate or agreement delivered by Seller its Affiliates pursuant to this Agreement.  Except as expressly set forth in Article II, Article III, the Seller Disclosure Letter or in any certificate or agreement delivered by Seller and its Affiliates pursuant to this Agreement, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Transferred Units, the Subsequent Transferred Units or any of the properties or assets of the Group Companies.

(e)  Nothing in this Agreement shall limit, restrict or impair any claim or remedy arising out of or in connection with Actual Fraud with respect to the representations and warranties set forth in Article II, Article III, the Seller Disclosure Letter or the certificate delivered by Seller pursuant to Section 6.02(d).

SECTION 4.09  Independent Investigation.  Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry in which the Group Companies operate, (b) it has conducted its own independent investigation, review, and analysis of the Business, results of operations, financial condition, cash flows, and prospects of the Group Companies, which investigation, review, and analysis was conducted solely by Purchaser and its representatives, and (c) it is purchasing the Transferred Units and the Subsequent Transferred Units based solely upon the results of the aforementioned investigation, review, and analysis and the representations and warranties made to it in Article II, Article III, the Seller Disclosure Letter and the certificate delivered by Seller pursuant to Section 6.02(d), and not in reliance on any representation or warranty of Seller, the Seller Group Members, or any of their respective representatives not expressly set forth therein.

SECTION 4.10  Brokers or Finders.  No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except for any such Person, whose fees and expenses will be paid by Purchaser or its Affiliates.

SECTION 4.11  Limited Guarantee.  Concurrently with the execution of this Agreement, Purchaser has delivered to Seller the duly executed limited guarantee between Seller and the Equity Investors, dated as of the date of this Agreement, in favor of Seller in respect of Purchaser’s obligations arising under Sections 5.19(d), 7.03(a) or 7.03(b) of this Agreement (the “Limited Guarantee”).  The Limited Guarantee (a) constitutes a legal, valid, and binding obligation of the Equity Investors, (b) is enforceable against the Equity Investors in accordance with its terms, subject to the Bankruptcy Exceptions, and (c) is in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Equity Investors under the Limited Guarantee.

SECTION 4.12  R&W Insurance Policy.  In connection with the Transactions, Purchaser shall obtain the R&W Insurance Policy on the date hereof, and a true and correct copy of the binder for such R&W Insurance Policy shall be delivered to Seller promptly after it is issued and received by Purchaser.3

ARTICLE V

Covenants

SECTION 5.01  Covenants Relating to Conduct of Business.  (a)  Except as (i) expressly set forth in Section 5.01 of the Seller Disclosure Letter, (ii) required by applicable Law, Judgment or any Governmental Entity, (iii) consented to in writing in advance by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), or (iv) otherwise expressly permitted or required by the terms of this Agreement or expressly required to consummate the Pre-Closing Actions in accordance with Section 5.24, from the date of this Agreement to the applicable Closing, Seller shall, and shall cause the Seller Group Members to (A) use commercially reasonable efforts to conduct the Business in the ordinary course in substantially the same manner as previously conducted, (B) use commercially reasonable efforts to make capital expenditures with respect to the Business or any Group Company in accordance with the Capital Expenditure Budget (other than deviations in the ordinary course of business consistent with past practice), (C) use commercially reasonable efforts to preserve substantially intact the business organizations, operations, and goodwill of the Business and preserve the Business and the Group Companies’ rights, franchises, and goodwill and maintain in all material respects the relationships with employees, customers, lenders, suppliers, insurers, Governmental Entities and all other key Persons with whom the Group Companies do business, and (D) comply with applicable Law.  In addition, except as (1) set forth in Section 5.01 of the Seller Disclosure Letter, (2) required by applicable Law, Judgment or any Governmental Entity, or (3) otherwise expressly permitted or required by the terms of this Agreement or expressly required to consummate the Pre-Closing Actions in accordance with Section 5.24, from the date of this Agreement to the applicable Closing, Seller shall not, and shall cause each applicable Seller Group Member not to, do any of the following with respect to the Business or any Group Company, as applicable, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed with respect to Sections 5.01(a)(iii), (v), (vi), (vii), (xii), (xiii), (xiv), (xviii), (xx), (xxiv), and (xxvi) (solely to the extent relating to the foregoing sections) below):

(i)  amend the Organizational Documents of a Group

Company;

(ii)  split, combine, reverse split, subdivide, redeem, purchase or reclassify any shares of capital stock or other Equity Interests (or otherwise make any change to the capital structure) of a Group Company;

(iii)  issue, deliver, sell, transfer, grant, pledge or otherwise dispose of any shares of capital stock or other Equity Interests or any Company Stock Rights, in each case, of any Group Company;

(iv)  declare, set aside, make or pay any dividend or make any other distribution to equityholders of a Group Company; provided, however, that (A) dividends and distributions may be made by any Group Company (other than the Subsequent Transferred Company) to another Group Company (other than the Subsequent Transferred Company), (B) dividends and distributions of cash may be made by the Company to Seller or a Subsidiary of Seller and (C) distributions may be made by the Company to Seller or a Subsidiary of Seller to pay off intercompany indebtedness prior to the Reference Time;

(v)  except as required under any material Benefit Plan set forth on Section 3.13(a) of the Seller Disclosure Letter (as such Benefit Plan is in effect as of the date hereof), (A) adopt, enter into, amend, transfer, accelerate the funding of, provide discretionary benefits under, or terminate any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect as of the date hereof), unless such action is in respect of any Seller Benefit Plan and such action (1) applies uniformly with respect to all, and is applicable to all Employees of the Business and similarly situated employees of Seller and its Affiliates or (2) does not result in Liability to any of the Group Companies or Purchaser or any of its Affiliates, (B) grant to any Service Provider of the Business any (1) increase in base salary, wage rate, target bonus or incentive compensation opportunity, except to the extent such increases are in the ordinary course of business consistent with past practice or (2) merit bonuses or compensation increases greater than $50,000 on an individual basis and, in each case of clauses (B)(1) and (B)(2), that do not exceed three percent(3%) in the aggregate, (C) transfer the employment or engagement of any Service Provider of the Business or hire or engage, or terminate the employment or engagement of, any Service Provider of the Business with annual base compensation in excess of $200,000, except for (1) any terminations for “cause” (as determined in the reasonable discretion of the Group Companies), or (2) any Service Provider of the Business who is employed as a billable resource in the staff augmentation practice, or (D) grant, issue, or provide, or promise to grant, issue, or provide, any transaction-based compensation, Equity Interest, or other equity or equity-based compensation to any Service Provider of the Business, unless Seller or any of its Affiliates (other than the Group Companies) is and shall be solely obligated for such compensation such that such grant, issuance, provision or promise results in no Liability to the Group Companies or Purchaser or any of its Affiliates (provided that Seller shall notify Purchaser reasonably promptly prior to payment of such compensation); provided that, the foregoing clauses (A) and (B) shall not restrict the Group Companies from entering into or making available to newly-hired Service Providers of the Business or to Service Providers of the Business in the context of promotions in the ordinary course of business consistent with past practice (in each case, only as permitted under clause (C)), plans, agreements, benefits and compensation arrangements that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted Service Providers of the Business in similar positions or Service Providers of the Business with similar levels of responsibility;

(vi)  modify, negotiate or enter into any Company Collective Bargaining Agreement or otherwise recognize or certify a labor union, labor organization or other employee representative as the bargaining representative for any Employees of the Business, except as required by Law;

(vii)  with respect to Employees of the Business, implement (A) any employee layoffs, plant closings, reductions in force, furloughs or other such actions that result in the termination of twenty (20) employees in any thirty (30)-day period or (B) any “mass layoff” or “plant closing” or substantially similar terms within the meaning of, or take any other actions that would reasonably be expected to give rise to any notice requirements or liability under the WARN Act;

(viii)  create, incur, assume or guarantee any Indebtedness for borrowed money relating to the Business or a Group Company, other than such Indebtedness (A) as will be repaid and extinguished on or prior to the Principal Closing Date and for which payoff letters, if applicable, in form and substance reasonably acceptable to Purchaser, will be delivered or, with respect to Indebtedness consisting solely of guarantee obligations, as will be fully and unconditionally released on or prior to the Principal Closing Date, (B) that is owed by any Group Company to any other Group Company, or (C) amounts advanced under the CBTS Receivables Financing Agreement;

(ix)  incur or suffer to exist any Lien on the properties or assets of the Business or a Group Company (other than any Permitted Lien);

(x)  with respect to a Group Company, loan or advance any amount to Seller or any Seller Group Member (other than any other Group Company), or make any capital contributions to Seller or any Seller Group Member (other than any other Group Company);

(xi)  make any change in any method of financial accounting or financial accounting practice or policy of the Group Companies other than those (A) required by GAAP or other applicable accounting standards (or any interpretation thereof) or (B) required by applicable Law or any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xii)  with respect to a Group Company, (A) prepare or file any Tax Return inconsistent with past practice, unless required by applicable Law, (B) make, change, or revoke any material election in respect of Taxes, (C) file any amended Tax Return which amendment relates to a material amount of Taxes, (D) adopt or change a material annual Tax accounting period or method, (E) surrender any right to claim a material Tax refund, offset or other reduction in Tax Liability, (F) enter into any agreement (including any closing agreement or voluntary disclosure agreement) or settlement with a Taxing Authority with respect to a material amount of Taxes, (G) request any ruling or similar guidance with respect to Taxes, or (H) other than in the ordinary course of business, consent to the extension or waiver of the limitations period applicable to any audit, examination or other Proceeding relating to a material amount of Taxes;

(xiii)  with respect to the Business or a Group Company, acquire any material real property;

(xiv)  with respect to the Business or a Group Company, acquire, by merging or consolidating with, or by purchasing a substantial portion of the properties or assets (other than any capital expenditures expressly contemplated in the Capital Expenditure Budget) of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or lease any properties or assets, in each case, with a value in excess of $500,000 individually or $2,500,000 in the aggregate, other than (A) leases of properties or acquisitions of assets in the ordinary course of business or (B) renewals of existing Leases in the ordinary course of business;

(xv)  sell, lease (as lessor), sublease (as sublessor), license (as licensor) or otherwise transfer or dispose of any real property or tangible asset that is material (which, for the avoidance of doubt, excludes Business Intellectual Property) or any material rights or interests therein, individually or in the aggregate with other like real property or tangible assets then being sold, leased, subleased, licensed or disposed, to the Business, except for subleases or licenses of Leased Real Property in the ordinary course of business;

(xvi)  abandon, allow to lapse or fail to maintain any material owned Business Registered Intellectual Property (other than abandonments, expirations, cancellations and the like occurring in the ordinary course of business);

(xvii)  disclose any material Trade Secrets to a third party other than in the ordinary course of business pursuant to a written confidentiality agreement or sell, transfer, assign or grant any license or sublicense to any Person of or with respect to any material owned Business Intellectual Property, other than the grant of non-exclusive licenses pursuant to written license agreements in the ordinary course of business;

(xviii)  adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of a Group Company;

(xix)  compromise, settle or agree to settle any Proceeding involving any Group Company or the Business (other than any compromise, settlement or agreement that imposes an aggregate monetary obligation of less than $500,000 for such individual Proceeding (including any amount that would be expected to be paid or reimbursed under insurance policies or for which a Group Company is entitled to indemnification or contribution); provided that, with respect to such exception, (A) no non-monetary obligations (other than customary confidentiality obligations) are imposed on any Group Company and (B) no Group Company admits to any wrongdoing);

(xx)  (A) amend or otherwise modify, vary or terminate (excluding any expiration in accordance with its terms), or waive any material right, claim or benefit under, any Material Contract (other than (1) any Shared Contract to the extent unrelated to, and has no impact on, the Business or (2) any such amendment, modification or waiver entered into or granted in the ordinary course of business), (B) enter into any Contract that would be included in the definition of Material Contract pursuant to clauses (i), (iii)-(v), (vii), (ix) -(xi), (xiv) (other than any purchase order, work order or similar order or amendments, modifications or supplements, in each case, entered into in the ordinary course of business), (xvi) and (xvii) of Section 3.09(a) or, except in the ordinary course of business, any other clause of Section 3.09(a), or (C) except in the ordinary course of business, enter into any multi-year Contract that is paid in full up front prior to the Principal Closing;

(xxi)  with respect to the Business or a Group Company, make any capital expenditures that is in excess of ten percent (10%) above  the aggregate amount contemplated in the 2024 capital expenditure budget of the Group Companies as set forth on Section 5.01(a)(xxi) of the Seller Disclosure Letter (the “Capital Expenditure Budget”);

(xxii)  with respect to the Business or a Group Company, (A) make a material change with respect to practices regarding collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, (B) delay payment of any note or account payable or other Indebtedness beyond its due date or the date when such payment would have been paid in the ordinary course of business, or (C) materially change the manner in which it extends discounts or credits to customers;

(xxiii)  with respect to the Business or a Group Company, enter into any new line of business or abandon or discontinue any existing line of business;

(xxiv)  waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation owed to a Group Company by any current or former employee, officer, director, independent contractor or any other individual service provider of the Group Companies;

(xxv)  with respect to the Business or a Group Company, take or fail to take any action that could reasonably be expected to result in a material violation of any Permit, Law or Judgment, or abandon, forfeit or fail to maintain in effect and in good standing any Permit; or

(xxvi)  agree or commit, whether in writing or otherwise, to do any of the foregoing.

(b)  Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Agreement shall prevent Seller or any Seller Group Member, after reasonable consultation with and taking into consideration all reasonable requests of Purchaser, in good faith, from taking any action or failing to take any action (i) as required by COVID-19 Measures, in each case, to the extent reasonably necessary to mitigate a proximate risk to health and human safety and to the extent reasonably consistent with any such actions (or omissions) as Seller or any Seller Group Member has taken in response thereto prior to the date hereof and (ii) as required by COVID-19 Measures, in each case, to the extent reasonably necessary to comply with such COVID-19 Measures, taking into account (A) the scope and duration of such act or failure to act and (B) the actions being taken by companies that are similarly situated and that operate in similar industries as required by COVID-19 Measures; provided that, in the event that any action would: (1) reasonably require any capital expenditures of the Group Companies in excess of $250,000 individually, or $500,000 in the aggregate, or (2) require the Group Companies to implement (x) any employee layoffs, plant closings, reductions in force, furloughs or other such actions that result in the termination of twenty (20) employees in any thirty (30)-day period or (y) any “mass layoff” or “plant closing” or similar terms within the meaning of, or take any other actions that would reasonably be expected to give rise to any notice requirements or liability under the WARN Act, in each case, Seller or the applicable Seller Group Member shall require the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

(c)  Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Agreement shall in any event limit or restrict any actions or failure to take actions by Seller or any Seller Group Member (other than the Group Companies) with respect to any matter to the extent unrelated to the Business and that does not directly or indirectly impact the Business.

SECTION 5.02  Access to Information.  (a)  From the date of this Agreement to the applicable Closing, Seller shall, and shall cause its Subsidiaries (including, prior to the Principal Closing, each Group Company or, after the Principal Closing, the Subsequent Transferred Company) to, afford to Purchaser and its accountants, counsel, service providers, and other Representatives and Lenders reasonable access, upon reasonable notice during normal business hours, to all the personnel, auditors, properties, books, Contracts, Tax Returns, and records of each Group Company and, during such period, shall furnish to Purchaser any information concerning any Group Company as Purchaser may reasonably request (other than any of the foregoing to the extent related to the negotiation and execution of this Agreement or any proposals from other parties relating to any competing or alternative transactions); provided, however, that Purchaser and its accountants, counsel, and other Representatives and the Lender Related Parties (and their counsel and other representatives) shall conduct any such permitted activities in such a manner as not to interfere unreasonably with the business or operations of Seller and any Group Company in any material respect; provided, further, however, that (i) no Group Company shall be required to provide such access or information if Seller determines, in its reasonable good faith judgment after consultation with legal counsel, that doing so could (A) violate applicable Law, an applicable Judgment or a Contract or (B) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that Seller and the Group Companies shall use commercially reasonable efforts to provide such access or information in a manner that does not violate any such Law, Judgment or Contract or jeopardize any such privilege or protection) and (ii) such access shall not include any Phase II environmental investigations or any other environmental testing or sampling of, at or under any Leased Real Property by or on behalf of Purchaser, its accountants, counsel or its other representatives or Lenders.  All requests for information made pursuant to this Section 5.02 shall be directed to the executive officer or other Person designated by Seller.  Nothing in this Section 5.02 or elsewhere in this Agreement shall be construed to require Seller or any of its Representatives to prepare any reports, analyses, appraisals or opinions that are not readily available (it being understood that Seller shall not be required to prepare any financial projections, forecasts or any other prospective or pro forma financial information). No review or investigation by Purchaser or its Representatives pursuant to this Section 5.02 or otherwise shall operate as a waiver or otherwise affect the representations and warranties made by Seller pursuant to this Agreement or the remedies of Purchaser for breaches of those representations and warranties.

(b)  From and after the date of this Agreement until the Principal Closing, Seller shall deliver, or cause to be delivered to Purchaser, the following information:  (i) as soon as reasonably practicable after the end of each quarter (and in any event no later than forty-five (45) days after the end of each such quarter), unaudited consolidated quarterly financial reports of the Business, for the first three (3) fiscal quarters of each fiscal year, (ii) as soon as reasonably practicable after the end of each fiscal year of the Company (and in any event no later than one hundred twenty (120) days after the end of each such fiscal year), unaudited consolidated annual financial reports of the Business, including for the end of fiscal year 2023, (iii) after the end of each month (as promptly as reasonably practicable in the ordinary course of business but in any event no later than thirty (30) days after the end of each such month), (A) unaudited consolidated monthly financial reports of the Business and (B) a monthly management report or update (which may initially be given orally via conference call with a written report or update to follow promptly thereafter) as to the Business.  For the avoidance of doubt, this Section 5.02(b) shall not require the preparation of any cash flow statements or statements of shareholders’ equity.

(c)  As promptly as reasonably practicable after the date hereof, the Group Companies shall complete an audit, performed by Seller’s Accountant, of the Group Companies’ consolidated balance sheet as of December 31, 2023 and the related consolidated statements of operations, statements of changes in member’s interests, and statements of cash flows, in each case, including notes thereto, for the fiscal year ended December 31, 2023, in accordance with GAAP (such financial statements, the “Audited Financial Statements”).  Seller shall deliver the Audited Financial Statements, and the accompanying audit opinion issued by Seller’s Accountant, to Purchaser as promptly as reasonably practicable and no later than the third (3rd) Business Day after its receipt thereof.  Thereafter, Purchaser shall reimburse Seller as promptly as reasonably practicable for fifty percent (50%) of all costs and expenses incurred in the preparation of such Audited Financial Statements (including the cost of the audit and review to be performed by Seller’s Accountant); provided, that if the Principal Closing occurs, Purchaser shall reimburse Seller for the remaining fifty percent (50%) of such costs and expenses on the later of: (i) the Principal Closing Date and (ii) the date Seller delivers the Audited Financial Statements to Purchaser pursuant to this Section 5.02(c).

SECTION 5.03  Confidentiality.  (a)  Purchaser agrees that the information being provided to it in connection with the Transactions (including the terms of the Transaction Agreements and the contents of the Seller Disclosure Letter) will remain subject to the terms of the confidentiality agreement, dated as of May 10, 2023, between Seller and TowerBrook (the “Confidentiality Agreement”).  Effective upon the Principal Closing, the Confidentiality Agreement shall terminate with respect to information to the extent relating to the Business (excluding the California Business) and effective upon the Subsequent Closing, the Confidentiality Agreement shall terminate with respect to information to the extent relating to the California Business; provided, however, that Purchaser agrees that any and all other Confidential Information (as defined in the Confidentiality Agreement) provided to it or any of its Affiliates, or any of their respective Representatives, by Seller or any Seller Group Members, or any of their respective representatives, relating to the Seller Business shall remain subject to the terms and conditions of the Confidentiality Agreement after the applicable Closing, and Purchaser shall otherwise comply with the Confidentiality Agreement in accordance with its terms (including with respect to the non-solicitation of employees other than any Employee of the Business).  Effective upon the applicable Closing, Seller shall use commercially reasonable efforts to cause any confidentiality agreements entered into between Seller or any of its Affiliates (other than the Group Companies), on the one hand, and any potential purchaser in a proposed transaction similar to the Transactions, on the other hand, to be assigned to the Group Companies, such that the Group Companies and their Affiliates receive the benefit of, and full right to enforce, such confidentiality agreements from and after the applicable Closing.

(b)  Subject to Section 5.03(a) and Section 5.08, Seller shall, and shall cause each Seller Group Member to, keep confidential the terms and existence of this Agreement and the other Transaction Agreements and the negotiations relating thereto and all documents and information obtained by any of them from Purchaser or its Affiliates in connection with the Transactions or the transactions contemplated by the Transaction Agreements (collectively, the “Transaction Confidential Information”) except (i) to the extent that any Transaction Confidential Information must be disclosed to obtain any required regulatory approvals contemplated in this Agreement, (ii) for disclosures otherwise made in satisfaction of any of the obligations under this Agreement, or to enforce any rights under this Agreement or any other Transaction Agreement, (iii) to the extent required by applicable Law, (iv) as made public prior to the date of this Agreement by any party not in violation of this Agreement or the Confidentiality Agreement, and (v) Seller and each Seller Group Member may disclose Transaction Confidential Information to such Person’s equityholders or Affiliates, and its and their respective Affiliates and Representatives, on a confidential and need to know basis.

SECTION 5.04  Efforts to Consummate the Transactions.  (a)  On the terms and subject to the conditions of this Agreement, each of Seller and Purchaser shall use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to cause each applicable Closing to occur as promptly as reasonably practicable, including, subject to the terms of this Section 5.04, taking all reasonable actions necessary to comply promptly with all Laws that may be imposed on it or any of its Affiliates with respect to the applicable Closing.  Seller and Purchaser shall not, and shall not permit any of their respective Affiliates to, take any action (including acquiring or making any investment in any Person or any division or assets thereof) that would, or would reasonably be expected to, result in a material delay in the satisfaction of any of the conditions set forth in Article VI or any of such conditions not being satisfied.

(b)  Each of Seller and Purchaser shall (and shall cause their respective Affiliates to) as promptly as practicable file with the appropriate Governmental Entities any notices and applications necessary to obtain clearance under any applicable Laws for the consummation of the Transactions; provided that, without limiting the generality of the foregoing, each of Seller and Purchaser agrees to (or cause its applicable Affiliates to): (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) Business Days following the date hereof, (ii) make an appropriate filing to obtain the California PSC Consent within twenty (20) Business Days following the date hereof, (iii) file all applications required to be filed with the FCC with respect to the Transactions (the “FCC Applications”) within fifteen (15) Business Days following the date hereof, (iv) make an appropriate filing, no later than thirty (30) days from the date hereof to the USG Parties (as defined therein) pursuant to the March 12, 2021 Letter of Agreement executed by Seller and filed in WC Docket No. 20-146, (v) use their respective reasonable best efforts to obtain the FCC Consents, the California PSC Consent, and the PSC Consents and to make any registrations, declarations, notices, or filings in connection therewith necessary for the consummation of the Transactions, (vi) in consultation and cooperation with each other, as promptly as reasonably practicable file all applications required to be filed with the Team Telecom Agencies in connection with the FCC Consents and any State Regulators (the “PSC Applications”) and to obtain the FCC Consents and PSC Consents, respectively, (vii) respond as promptly as reasonably practicable to any requests of the FCC (including any requests from the Team Telecom Agencies), any State Regulator or, in each case, for information relating to any FCC Application, PSC Application, and/or filing with a locality, as applicable (provided that each of Seller and Purchaser shall (and shall cause their respective Affiliates to) consult with the other before engaging in any material communications with any Governmental Entity relating to these matters, and to the extent permitted by applicable Law and reasonably practicable, shall enable the other party to participate in each such communication), (viii) use their respective reasonable best efforts to obtain CFIUS Approval in accordance with Section 5.04(e), (ix) use their respective reasonable best efforts to obtain ICA Approval, and (x) use their respective reasonable best efforts (at the expense of Seller) to cure, not later than the Principal Closing Effective Time or the effective time of the Subsequent Closing, as applicable, any material violations or defaults under any FCC Rules or rules of any State Regulator.  Seller and Purchaser shall (and shall cause their respective Affiliates to) furnish to each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under such Laws.  Seller and Purchaser shall (and shall cause their respective Affiliates to) keep each other apprised of the status of any material communications with, and any inquiries or requests for additional or supplemental information from, any such Governmental Entities and shall (and shall cause their respective Affiliates to), subject to this Section 5.04, comply as promptly as practicable and advisable with any such inquiry or request and shall (and shall cause their respective Affiliates to) promptly provide any additional or supplemental information available and reasonably requested in connection with any filings made hereunder pursuant to such applicable Laws.  Any such additional or supplemental information shall be in compliance with the requirements of such applicable Laws.  Each of

Seller and Purchaser shall (and shall cause its Affiliates to) use its reasonable best efforts to obtain any clearance required under such Laws for the consummation of the Transactions (including the expiration or early termination of any applicable waiting period) as promptly as practicable.  Neither Seller nor Purchaser shall (nor shall permit any of their Affiliates to) consent to any voluntary delay of the applicable Closing or extension of any applicable waiting period at the behest of any Governmental Entity without the consent of the other.

(c)  For purposes of this Section 5.04 with respect to any filings pursuant to the HSR Act only, and except with respect to obtaining CFIUS Approval, ICA Approval and the FCC Consents, the “reasonable best efforts” of Purchaser shall require Purchaser to (i) contest or resist any Proceeding instituted (or threatened to be instituted) challenging the Transactions as violative of any Law, (ii) attempt to have repealed, rescinded or made inapplicable any applicable Law, or to have vacated, lifted, reversed or overturned any Judgment or temporary, preliminary or permanent injunction or other restraint or prohibition (an “Injunction”), that is enacted, entered, promulgated or enforced by a Governmental Entity that would make the Transactions illegal or would otherwise prohibit or impair or delay the consummation of the Transactions, (iii) propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines, assets or operations of Purchaser or any of its Affiliates or, following the Principal Closing, the Business (other than the California Business) or the Company or any Company Subsidiary, or, following the Subsequent Closing, the California Business or the Subsequent Transferred Company, (iv) conduct or refrain from conducting, following the Principal Closing, the Business (other than the California Business) or the Company or any Company Subsidiary, or, following the Subsequent Closing, the California Business or the Subsequent Transferred Company, in a specified manner, or propose or agree or permit to conduct or refrain from conducting any of such businesses in a specified manner, including by agreeing to undertakings required by a Governmental Entity that it or any of its Affiliates will take, or refrain from taking, any action (including entering into a mitigation agreement or other similar arrangement), or (v) otherwise take or commit to take actions that after the applicable Closing Date would limit the ability of Purchaser or its Affiliates to retain one or more of the businesses, product lines, assets or operations of, following the Principal Closing, the Company or any Company Subsidiary, or, following the Subsequent Closing, the Subsequent Transferred Company, in each case, to the extent necessary to obtain any clearance required under applicable Laws for the consummation of the Transactions, resolve any such objections or avoid or eliminate any such impediments (the actions described in clauses (i), (ii), (iii), (iv), and (v), the “Remedy Actions”); provided, however, that the effectiveness of any Remedy Action described in clauses (iii) through (v) shall be conditioned upon the applicable Closing (and Purchaser shall not take or commit to take any Remedy Actions described in clauses (iii) through (v) with respect to the Business or the Group Companies without the prior written consent of Seller unless the effectiveness of such Remedy Action is conditioned upon the applicable Closing).  Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Purchaser or any of its Affiliates to propose, negotiate, offer to take, offer to commit to take, take or commit to take any action (including any Remedy Action) if such action, individually or together with any other actions, would, or would reasonably be expected to (A) have a material adverse effect on the assets, businesses, properties, financial condition or results of operations of the Business or (B) restrict, sell, divest or dispose of any of the businesses, product lines, assets or operations of Purchaser or its Affiliates (which, for the avoidance of doubt, do not include the Business or the Group Companies). For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.04 or any other provision of this Agreement, neither Seller nor any Seller Group Member (other than the Company and any Company Subsidiary effective upon the Principal Closing and the Subsequent Transferred Company effective upon the Subsequent Closing) shall be required to restrict, sell, divest, dispose of or enter into any other arrangements or take any other Remedy Action with respect to, their businesses, product lines, assets or operations (excluding, for the avoidance of doubt, the Business) pursuant to this Section 5.04 or any other provision of this Agreement, and the “reasonable best efforts” of Seller shall not include taking any of the Remedy Actions (and Seller shall not take or commit to take any Remedy Actions described in clauses (iii) through (v) of the definition thereof with respect to the Business or the Group Companies without the prior written consent of Purchaser).

(d)  Without limiting the generality of anything contained in this Section 5.04, Seller and Purchaser shall (and shall cause their respective Affiliates to), to the extent permitted by applicable Law, (i) give each other prompt notice of the making or commencement of any request, inquiry or Proceeding by or before any Governmental Entity with respect to the Transactions, (ii) keep each other reasonably informed as to the status of any such request, inquiry or Proceeding, (iii) promptly inform each other of any material communication (and provide each other with copies of all written communications) to or from any Governmental Entity regarding the Transactions, (iv) consult and cooperate with each other in good faith in connection with any meetings or oral communications, formal or informal, with any Governmental Entity in connection with the Transactions and provide each other with advance notice and an opportunity to attend and participate in all such meetings and oral communications, and (v) consult and cooperate with each other in good faith in connection with, and provide each other with reasonable advance opportunity to review and comment upon (and each will consider in good faith the views of the other in connection with), any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made or submitted to any Governmental Entity regarding the Transactions.

(e)  For purposes of this Section 5.04 with respect to obtaining CFIUS Approval, ICA Approval and the FCC Consents, Seller and Purchaser shall (and, to the extent required, shall cause their respective Affiliates to) reasonably cooperate with the other and use their reasonable best efforts to do, or cause to be done, all things necessary to obtain CFIUS Approval and ICA Approval.  Such “reasonable best efforts” shall comprise: (i) promptly (but in no event later than fifteen (15) Business Days following the execution of this Agreement or such other date as the parties may agree) (A) preparing and submitting to CFIUS a pre-filing draft of a CFIUS Notice and, as promptly as practicable after the resolution of all questions and comments received from the CFIUS staff on the draft CFIUS Notice (or receipt of confirmation that the CFIUS staff have no such questions or comments), submitting the final CFIUS Notice to CFIUS and (B) preparing and submitting to the Minister a notification under Part III of the ICA, (ii) providing available information as advised by legal counsel and reasonably required by CFIUS or any other agency or branch of the U.S. or Canadian government in connection with the CFIUS review, ICA Approval or investigation of the Transaction, within the time periods specified in the applicable regulations or otherwise specified by CFIUS staff or staff of the government of Canada, and (iii) ensuring that any information furnished pursuant to the foregoing clauses (i) to (ii) is true, correct, and complete in all material respects.  In the event that CFIUS initiates a unilateral review of the transaction under 31 C.F.R. §800.407(a)(3), such “reasonable best efforts” shall include clause (ii) and (with respect to the information furnished pursuant to clause (ii)) clause (iii).  Notwithstanding Section 5.04(c) or anything else to the contrary in this Agreement, with respect to obtaining CFIUS Approval, ICA Approval and the FCC Consents, as applicable, “reasonable best efforts” shall not require Purchaser to (A) propose, negotiate, offer to take, offer to commit to take, take, or commit to take any action that individually or together with any other actions would, or would reasonably be expected to (1) materially diminish Purchaser’s expected benefits from the Transactions with respect to the assets, businesses, properties, financial condition or results of operations of the Business, or require Purchaser to sell, divest or dispose of any portion of the Business, (2) encumber, restrict, adversely impact, or require Purchaser to restrict, sell, divest or dispose of, any of the businesses, product lines, assets or operations of Purchaser or its Affiliates, (3) alter Purchaser’s governance or information rights with respect to the Business in a manner that materially and adversely limits, encumbers, or restricts such rights, (4) materially limit, encumber, or restrict Purchaser’s right to access the information of the Group Companies reasonably necessary to operate the Business and understand its financial condition, including with respect to access to financial results, balance sheets, cost planning, budgeting, or any other material information related to the financial aspects of the Business, or (5) result in any modification or waiver of the terms and conditions of this Agreement, or (B) litigate any matter related to obtaining CFIUS Approval, ICA Approval or the FCC Consents, or attempt to have repealed, rescinded or made inapplicable any applicable Law, or to have vacated, lifted, reversed or overturned any Judgment or Injunction, that is enacted, entered, promulgated or enforced by a Governmental Entity under the DPA that would make the Transactions illegal or would otherwise prohibit or impair or delay the consummation of the Transactions.  If CFIUS notifies the parties in writing that CFIUS has completed its review, or investigation and intends to send a CFIUS Report recommending that POTUS act to suspend, prohibit, or place limitations on the Transactions, none of the parties shall have any further obligation to seek CFIUS Approval.

(f)  Nothing in this Agreement shall (i) apply to or restrict communications or other actions by any Group Company with or with respect to Governmental Entities in connection with its business in the ordinary course of business or (ii) give Purchaser, directly or indirectly, the right to control the operations of any Group Company prior to the Principal Closing.

(g)  Prior to the applicable Closing, each of Seller and Purchaser shall, and shall cause its Affiliates to, use its reasonable best efforts to obtain, and to cooperate in obtaining, all Consents from Persons (other than any Governmental Entity) necessary or appropriate to permit the consummation of the Transactions; provided, however, that Seller and Purchaser (and their Affiliates) shall not be required to pay or commit to pay any amount to (or incur any obligation or grant any concession in favor of) any such Person (other than the reimbursement of such Person’s reasonable expenses in connection with obtaining such Consent).

(h)  Subject to the preceding provisions of this Section 5.04, from time to time, as and when requested by Seller or Purchaser, the other party shall (and shall cause its Affiliates to) execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions, as may reasonably be necessary to consummate the Transactions.

(i)  Purchaser shall pay all of the filing fees for making the notices, applications or filings to the Governmental Entities contemplated under this Section 5.04, other than with respect to CFIUS Approval.  Purchaser and Seller shall each be responsible for fifty percent (50%) of the filing fee in connection with obtaining CFIUS Approval.

SECTION 5.05  Expenses.  Whether or not the applicable Closing takes place, except as expressly set forth in any other provision of this Agreement or the other Transaction Agreements, all costs and expenses incurred in connection with this Agreement, the other Transaction Agreements, and the Transactions shall be paid by the party incurring such costs and expenses.

SECTION 5.06  Employee Matters.  (a)  On or prior to the Principal Closing, Seller or any of its Affiliates shall take such steps as are required to (i) transfer the employment of each Employee of the Business set forth on Section 5.06(a)(i) of the Seller Disclosure Letter to a Group Company, (ii) transfer the employment of each employee of a Group Company set forth on Section 5.06(a)(ii) of the Seller Disclosure Letter to Seller or one of its Affiliates (other than a Group Company), and (iii) transfer the employment of each Employee of the Business (other than Employees of the Business who perform services for the Business primarily in Canada) who is on any leave of absence (other than due to vacation or sick leave) as of immediately prior to the Principal Closing (each, an “Employee on Leave”) to Seller or one of its Affiliates (other than a Group Company).  Each (A) Employee of the Business set forth on Section 5.06(a)(i) of the Seller Disclosure Letter is, and has historically been, primarily engaged in providing services to the Business, (B) employee of the Group Company set forth on Section 5.06(a)(ii) of the Seller Disclosure Letter is not, and has not historically been, primarily engaged in providing services to the Business, and (C) Employee on Leave set forth on Section 5.06(a)(iii) of the Seller Disclosure Letter (which schedule shall be updated ten (10) days prior to the Principal Closing) was, during the six (6) months prior to such Employee on Leave’s leave of absence, primarily engaged in providing services to the Business.

(b)  With respect to each Employee on Leave who returns from leave within six (6) months of the Principal Closing Date, (i) Seller shall inform Purchaser promptly of such return from leave, (ii) Purchaser shall, or shall cause one of its Affiliates (which may be a Group Company) to, offer employment to such Employee on Leave within ten (10) business days of such notice, which offer will provide for an initial annual base salary or hourly wage rate (as applicable) and initial target cash-based annual incentive opportunities (if provided to such Employee on Leave immediately prior to the Principal Closing Date) that are no less favorable in the aggregate than those provided to such Employee on Leave immediately prior to the Principal Closing Date, and (iii) Seller shall not take any action to interfere with or otherwise discourage such Employee on Leave from accepting such offer.  The Employees on Leave who accept such an offer and commence employment with Purchaser or an Affiliate (which may be a Group Company), together with the Employees of the Business who are employed by any Group Company as of the Principal Closing Date, are referred to herein as the “Continuing Employees.”

(c)  Purchaser shall, or shall cause each Group Company to, provide to each Continuing Employee, for a period of twelve (12) months following the Principal Closing Date (or, with respect to any Employee on Leave who becomes a Continuing Employee, during the period from the date on which such Person becomes a Continuing Employee through the date that is twelve (12) months after the Principal Closing Date), (i) an annual base salary or hourly wage rate (as applicable) and target cash-based annual incentive opportunities that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Principal Closing Date and (ii) other employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee (A) as of immediately prior to the date hereof pursuant to the Seller Benefit Plans set forth on Section 3.13(a) of the Seller Disclosure Letter and (B) as of immediately prior to the Principal Closing Date pursuant to the Assumed Benefit Plans (excluding, for purposes of determining such comparability under each of clauses (A) and (B), any retention bonus, transaction bonus, defined benefit pension or retiree or postemployment welfare benefits). Each Continuing Employee shall cease to participate in any Seller Benefit Plan as an active participant as of the Principal Closing Date (or, with respect to any Employee on Leave, the date on which such Employee on Leave becomes a Continuing Employee).

(d)  From and after the Principal Closing Date, Purchaser shall, or shall cause each Group Company to (i) pay all annual or quarterly bonuses and commissions that are accrued and payable to Employees of the Business (including any relevant Taxes) with respect to the portion of the fiscal year or quarter, as applicable, elapsed between the beginning of the fiscal year or quarter, as applicable, in which the Principal Closing occurs and the Principal Closing Date (the “Pre-Closing Bonuses”) under the relevant bonus and commission plans of the Group Companies, in an aggregate amount no less than the amount of such liabilities that are included in Closing Indebtedness, as reflected in the final and binding Closing Statement, (ii) pay all annual or quarterly bonuses and commissions that are earned and payable to Continuing Employees with respect to the remainder of the fiscal year or quarter, as applicable, in which the Principal Closing occurs (the “Post-Closing Bonuses”) in accordance with the relevant bonus and commission plans of the Group Companies, and (iii) recognize each Continuing Employee’s accrued and unused vacation and other paid time-off benefits consistent with the terms of the vacation or similar policies of the relevant Group Company applicable to such Continuing Employee as in effect immediately prior to the Principal Closing, to the extent that the values of such benefits are included as liabilities in Closing Working Capital, as reflected in the final and binding Closing Statement.

(e)  From and after the Principal Closing Date, Purchaser shall, or shall cause each Group Company to, recognize, for purposes of eligibility, vesting, and benefit levels and benefit accruals under all plans, programs, and arrangements established or maintained by Purchaser or any of its Affiliates, each Continuing Employee’s service with Seller and its Affiliates (including the Group Companies) and any of their respective predecessors prior to the Principal Closing as if such service were with Purchaser or its Affiliates and to the same extent such service was recognized by Seller or its Affiliates prior to the Principal Closing (except for accruals under any defined benefit pension plan); provided, that no such recognition of service shall be required to the extent that it would result in a duplication of benefits.

(f)  Neither Purchaser nor any Group Company shall assume or be obligated to pay, perform or otherwise discharge, and Seller and its Affiliates will remain liable to pay, perform, and discharge when due all employment, labor, compensation, pension, employee welfare, and employee benefits related liabilities, obligations, commitments, claims, and losses that arise out of an event or events that occur at any time (i) with respect to any Seller Benefit Plan or (ii) relating to any current or former employee of Seller and its Affiliates (or any dependent or beneficiary of any such employee), other than the Continuing Employees (and their dependents and beneficiaries) following the Principal Closing (or, with respect to any Employee on Leave who becomes a Continuing Employee, following the date on which such Person becomes a Continuing Employee).

(g)  Nothing in this Agreement shall result in Purchaser or any of its Affiliates (including the Group Companies on and following the Principal Closing Date) assuming any Liability or obligation (including under Title IV of ERISA or on account of any violation of COBRA) in relation to any Seller Benefit Plan or any other employee benefit plan of Seller or any of its Affiliates (other than liabilities and obligations under the Assumed Benefit Plans, which shall be retained by the Group Companies on and following the Principal Closing Date), including all withholding and employment Taxes payable in connection with such amounts (including the employer portion of any payroll, social security, unemployment or other Taxes) (collectively, “Affiliated Plan Liabilities”). Seller shall retain and shall fully indemnify and hold Purchaser and its Affiliates harmless from and against, all Affiliated Plan Liabilities, regardless of when any such Affiliated Plan Liabilities arise.

(h)  As of the Principal Closing Date and subject to consultation with Purchaser, Seller shall cause the Company to adopt and have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company’s 401(k) Plan”) that will provide benefits to Continuing Employees participating in the Cincinnati Bell Retirement Savings Plan (“Seller’s 401(k) Plan”).  The terms of the Company’s 401(k) Plan shall be substantially similar to the terms of Seller’s 401(k) Plan as in effect as of the date hereof.  Each Continuing Employee who is eligible to participate in Seller’s 401(k) Plan as of immediately prior to the Principal Closing Date shall be eligible to participate in the Company’s 401(k) Plan as of the Principal Closing Date.

(i)  Purchaser shall cause each Continuing Employee (and his or her eligible dependents) to be eligible for coverage under medical and prescription drug and dental benefit plans maintained by Purchaser or any of its Affiliates (the “Purchaser Medical Plans”), effective immediately after the Principal Closing Date (or, with respect to any Employee on Leave who becomes a Continuing Employee, effective as of the date on which such Person becomes a Continuing Employee).  Purchaser shall use commercially reasonable efforts to (i) waive, or caused to be waived, any pre-existing condition exclusion or limitation, actively-at-work requirement or eligibility waiting period under all Purchaser Medical Plans for the benefit of Continuing Employees (and their eligible dependents and beneficiaries), except to the extent such exclusion, limitation, requirement or waiting period would have been applicable to Continuing Employees (or their eligible dependents and beneficiaries) under a similar Benefit Plan and (ii) provide, or cause to be provided, full credit for any co-payments, deductibles or similar out-of-pocket payments made by Continuing Employees (and their eligible dependents and beneficiaries) prior to the Principal Closing Date for the plan year in which the Principal Closing Date occurs.

(j)  Seller shall be, or shall cause its Affiliates (other than the Group Companies) to be, responsible for all claims for medical, vision, dental, prescription drug, short-term and long-term disability, group life, business travel accident, and accidental death and dismemberment insurance benefits under Seller Benefit Plans, in each case incurred by any Continuing Employee (or eligible dependent or beneficiary thereof) prior to the Principal Closing (or, with respect to any Employee on Leave who becomes a Continuing Employee, effective as of the date on which such Person becomes a Continuing Employee) or by any other employee of Seller or any of its Affiliates (or eligible dependent or beneficiary thereof) at any time.  Purchaser shall, or shall cause its Affiliates (including, following the applicable Closing, any Group Company), to be responsible for all claims for medical, vision, dental, prescription drug, short-term and long-term disability, group life, business travel accident, and accidental death and dismemberment insurance benefits, in each case incurred by any Continuing Employee (or eligible dependent or beneficiary thereof) on or after the Principal Closing (or, with respect to any Employee on Leave who becomes a Continuing Employee, effective as of the date on which such Person becomes a Continuing Employee).  For purposes of this Agreement, such claims shall be deemed to be incurred as follows: (i) medical, vision, dental, and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials, or supplies comprising any such benefits, and (ii) short and long-term disability, life, accidental death and dismemberment, and business travel accident insurance benefits, upon the death, illness, injury, or accident giving rise to such benefits.

(k)  With respect to Continuing Employees who are primarily located in the U.S. and Canada, subject to applicable Law, a Workers’ Compensation Claim shall be covered (i) under  a workers’ compensation program of Seller or its Affiliates if the applicable Workers’ Compensation Event occurred prior to the Principal Closing and (ii) under a workers’ compensation program of Purchaser or its Affiliates if the applicable Workers’ Compensation Event occurs on or after the Principal Closing; provided, that a Workers’ Compensation Event that arises from a repetitive activity that occurs over a period both preceding and following the Principal Closing shall be deemed to occur on the date that the applicable Continuing Employee first seeks medical treatment with respect to such Workers’ Compensation Event.

(l)  Seller shall retain all liabilities with respect to (i) the Pension Plans that are Seller Benefit Plans and (ii) Seller Benefit Plans providing for retiree life insurance benefits.

(m)  Seller’s compliance with Section 5.02(a) with respect to information requested by Purchaser that Purchaser reasonably deems necessary for Purchaser and its Affiliates to comply with the terms of this Section 5.06 shall be a condition to the obligations of Purchaser or any of its Affiliates under this Section 5.06; provided, however, that this clause (m) shall not apply if Purchaser is in material breach of Section 5.02(a).

(n)  Nothing contemplated by this Section 5.06 shall be construed as (i) conferring upon any Person (including any Continuing Employee), other than the parties, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) establishing, or constituting an amendment, modification or termination of, or an undertaking to amend, establish, modify or terminate, any compensation or benefit plan, program, agreement or arrangement, (iii) requiring Purchaser or any of its Affiliates to be obligated to continue the employment of any Continuing Employee for any period of time, or (iv) altering or limiting the rights of Purchaser, Seller, and any of their respective Affiliates to amend, modify, or terminate any compensation or employee benefit plan, program, agreement, or arrangement.

SECTION 5.07  Tax Matters.  (a)  Liability for Taxes.  (i)  Seller shall, without duplication, be liable for and pay, and shall indemnify and hold harmless the Purchaser Indemnitees from and against any and all:

(A)  (i) Taxes imposed on any Group Company, or for which any Group Company may be liable, in each case pursuant to U.S. Treasury Regulation Section 1.1502-6 or a similar provision of any state, local or foreign Law as a result of having been a member of a Seller Consolidated Group and (ii) reasonable third-party legal and accounting fees and expenses resulting from the items described in clause (i) of this Section 5.07(a)(i)(A);

(B)  (i) Taxes imposed for any Pre-Closing Tax Period with respect to matters set forth on Section 5.07(a)(i)(B) of the Seller Disclosure Letter and (ii) reasonable third-party legal and accounting fees and expenses resulting from the items described in clause (i) of this Section 5.07(a)(i)(B);

(C)  Taxes imposed on any Group Company for any Pre-Closing Tax Period;

(D)  Taxes imposed on any Group Company arising out of any income attributable to any Group Company described in Section 951 or 951A(b) of the Code allocable to any Pre-Closing Tax Period;

(E)  Taxes imposed on any Group Company as a result of any Pre-Closing Actions;

(F)  all income or capital gains Taxes imposed, directly or indirectly, in India attributable to the indirect transfer of any Group Company organized in India, whether imposed on Seller, Purchaser or any Group Company, directly or through withholding or as a representative assessee of Seller;

(G)  escheat and unclaimed property obligations arising under applicable Law prior to the applicable Closing Date; and

(H)  reasonable third-party legal and accounting fees and expenses resulting from the items described in clauses (C) through (G) above;

provided, however, that (1) for the avoidance of doubt, Seller shall not be liable for any Losses under this Section to the extent such Losses are taken into account in computing Closing Working Capital or Closing Indebtedness or otherwise in the Final Closing Date Amount, or to the extent any such Losses are otherwise recovered under the R&W Insurance Policy, in accordance with Section 8.05(d) and (2) Seller shall not be required to indemnify any Purchaser Indemnitee under this Section 5.07(a): (x) in excess of the Retention Amount for any Losses described in clauses (C) to (H) of Section 5.07(a)(i) and (y) in excess of the Indemnification Cap for any Losses described in clause (A) or (B) of Section 5.07(a)(i), in each case, in accordance with Section 8.05(d); provided, that to the extent any Losses arising under clause (A) or (B) of Section 5.07(a)(i) also arise under clauses (C) to (H) of Section 5.07(a)(i), the parties agree such Losses shall be treated as arising under clause (A) or (B) of Section 5.07(a)(i), as applicable, only.

(ii)  For purposes of this Section 5.07(a), whenever it is necessary to determine the Liability for Taxes of any Group Company for a Straddle Period, the determination of the Taxes of any Group Company allocable to the Pre-Closing Tax Period portion of the Straddle Period shall be made by assuming that the Straddle Period consisted of two (2) taxable periods, one which ended at the close of the applicable Closing Date and the other which began at the beginning of the day following the applicable Closing Date, and items of income, gain, deduction, loss, or credit for the Straddle Period shall be allocated between such two (2) taxable periods on a “closing of the books basis” by assuming that the books of the Group Company were closed at the close of the applicable Closing Date; provided, however, that exemptions, allowances, deductions or Taxes that are calculated on an annual basis, such as ad valorem and other similar Taxes imposed on property, franchise based solely on capital, and depreciation deductions, shall be apportioned between such two (2) taxable periods on a daily basis.

(iii)  For purposes of this Section 5.07(a), whenever it is necessary to determine the Liability for Taxes of a United States shareholder (within the meaning of Section 951(b) of the Code) of a controlled foreign corporation (within the meaning of Section 957 of the Code) attributable to amounts included in the income of such United States shareholder under Section 951 or Section 951A of the Code for a Straddle Period, the determination of Liability for any such Taxes allocable to the Pre-Closing Tax Period portion of the Straddle Period shall be made by assuming that the taxable period of the controlled foreign corporation consisted of two (2) taxable periods, one which ended at the close of the applicable Closing Date and the other of which began at the beginning of the day following the applicable Closing Date and relevant items of income, gain, deduction, loss or credit of the controlled foreign corporation shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of the controlled foreign corporation were closed at the close of the applicable Closing Date; provided, however, that exemptions, allowances, deductions or Taxes that are calculated on an annual basis, such as ad valorem and other similar Taxes imposed on property, franchise based solely on capital, and depreciation deductions, shall be apportioned between such two (2) taxable years or periods on a daily basis.

(b)  Contest Provisions.  (i)  Purchaser shall notify Seller in writing upon receipt by Purchaser, any of its Affiliates or, after the applicable Closing Date, any Group Company of notice of any Tax audit, assessment, reassessment or administrative or court proceeding relating to a Tax Liability for which Seller may be required to indemnify Purchaser pursuant to Section 5.07(a); provided, that failure to comply with this provision shall not affect Purchaser’s right to indemnification under this Agreement except to the extent such failure materially impairs Seller’s ability to contest any such Tax Liabilities.

(ii)  Seller shall have the right to control any Tax audit or administrative or court proceeding relating to a Tax Liability for which Seller is reasonably expected to be required to indemnify Purchaser pursuant to Section 5.07(a) (a “Tax Contest”), including by employing counsel of Seller’s choice at Seller’s expense; provided, however, that Seller shall provide reasonable notice to Purchaser in writing of Seller’s intention to do so; provided further, that Purchaser and its Representatives shall be permitted, at Purchaser’s expense, to be present at, and participate in, any such audit or proceeding (other than any Tax Contest relating to Taxes of any Seller Consolidated Group).  Notwithstanding the foregoing, neither Seller nor any Affiliate shall be entitled to settle, either administratively or after the commencement of litigation, any Tax Contest (other than any Tax Contest relating to Taxes of any Seller Consolidated Group, which Seller shall solely control) which could adversely affect the Liability for Taxes of Purchaser, any Group Company or any Affiliate thereof for any taxable period after the applicable Closing Date without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed).

(iii)  Purchaser shall have the right to control, at its cost and expense, any Tax Contest (other than any Tax Contest relating to Taxes of any Seller Consolidated Group) other than those for which Seller has exercised such right pursuant to Section 5.07(b)(ii), including by employing counsel of Purchaser’s choice at Purchaser’s expense.  Notwithstanding the foregoing, neither Purchaser nor any Affiliate (including, after the applicable Closing Date, any Group Company) shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes for which Seller is reasonably expected to be required to indemnify any Purchaser Indemnitee under Section 5.07(a) or which could adversely affect the Liability for Taxes of Seller or any Affiliate thereof for any taxable period, in each case without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

(iv)  Notwithstanding anything herein to the contrary, in no event will Purchaser be permitted to control or otherwise participate in any Tax Contest or other audit or administrative or court proceeding relating to Taxes of any Seller Consolidated Group.

(c)  Tax Returns; Payment of Taxes.

(i)  In the case of any Pre-Closing Separate Return that is required by applicable

Law to be filed on or before the applicable Closing Date, Seller shall (A) timely file, or cause to be filed, such Pre-Closing Separate Return with the relevant Taxing Authority and (B) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Pre-Closing Separate Return, in each case, taking into account all extensions properly obtained.

(ii)  In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed after the applicable Closing Date, Purchaser shall cause the Company to prepare, or cause to be prepared, such Pre-Closing Separate Return and shall (A) timely file, or cause to be filed, such Pre-Closing Separate Return with the relevant Taxing Authority and (B) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Pre-Closing Separate Return, in each case, taking into account all extensions properly obtained.

(iii)  Notwithstanding anything herein to the contrary:

(A)  Seller shall prepare all Tax Returns of the Seller Consolidated Group;

(B)  in no event shall Seller be required to provide any Person with any Tax Return or copy of any Tax Return of (1) Seller or any of its Affiliates (other than any Pre-Closing Separate Return) or (2) a Seller Consolidated Group (other than a portion of a Tax Return of a Seller Consolidated Group that relates solely to a Group Company); and

(C)  neither Purchaser nor any of its Affiliates shall have any rights (pursuant to this Section 5.07(c) or otherwise) with respect to any Proceeding relating to Taxes or any Tax Return of (1) Seller or any of its Affiliates (other than the Group Companies) or (2) a Seller Consolidated Group.

(d)  Cooperation.  Seller and Purchaser shall fully and timely cooperate and reasonably assist, and shall cause their respective Affiliates, officers, employees, agents, auditors, and Representatives to fully and timely cooperate and reasonably assist in preparing and filing Tax Returns of any Group Company and conducting and preparing for any Proceeding relating to Taxes of a Group Company, including by maintaining and making available to each other any records necessary in connection with any Tax Return of a Group Company (including, for the avoidance of doubt, Purchaser’s preparation of any Tax Return of a Group Company for any Pre-Closing Tax Period to be filed after the applicable Closing Date) or any Tax dispute or audit relating to Taxes of a Group Company.  Purchaser shall cause the Group Companies to (i) retain until sixty (60) calendar days after the expiration of the applicable statute of limitations (or such later date as required by applicable Law) all accounting and Tax records and information, including copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Taxes or Tax Returns of any Group Company, that may be relevant to any Tax Return of a Group Company or the Seller Consolidated Group for a Pre-Closing Tax Period and (ii) allow Seller and its Affiliates, agents and Representatives, at Seller’s reasonable request and expense and at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records and information as Seller may reasonably deem necessary or appropriate from time to time.  Seller shall furnish Purchaser with copies of all correspondence received from any Taxing

Authority in connection with any Tax audit or information request with respect to any Pre-Closing Separate Returns. Seller and Purchaser shall furnish the other with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Taxes or Tax Returns of any Group Company; provided, that Purchaser shall only be obligated to furnish copies of such correspondence to Seller to the extent such audit or information request relates to Taxes for which Purchaser may be liable under the terms of this Agreement.

(e)  Tax Sharing Agreements.  Seller shall cause all Tax sharing or indemnification agreements (other than agreements entered into in the ordinary course of business the primary purpose of which is not the allocation or sharing of Taxes) between or among Seller or any of its Subsidiaries (other than any Group Company), on the one hand, and any Group Company, on the other hand, to terminate on or before the applicable Closing Date, and no Group Company shall have any Liability thereunder.

(f)  Section 338 Election.  Purchaser shall not make, and Purchaser shall not permit the Company and Purchaser’s other Affiliates to make, any election under Section 338 of the Code (or any analogous provision of state, local or non-U.S. Laws) with respect to the sale of any Group Company.

(g)  IRS Form W-9. Seller shall deliver to Purchaser at the Principal Closing a duly executed and acknowledged IRS Form W-9.

(h)  Transfer Taxes.  All Transfer Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the other Transaction Agreements or the transactions contemplated hereby and thereby shall be borne solely by Purchaser.  Purchaser and Seller shall, and Purchaser shall cause the Company to, reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes and to prepare and timely file any Tax Returns relating to such Transfer Taxes and timely pay all such Transfer Taxes.

(i)  Controlling Provisions. In the event of a conflict between the provisions of this Section 5.07 and the provisions of Article VIII (including Section 8.05(a) and 8.05(b)), the provisions of this Section 5.07 shall control.

(j)  Subsection 256(9) of the ITA Election.  Purchaser may cause any Group Company to make an election pursuant to subsection 256(9) of the ITA in respect of the taxation year of the Group Company ending for Canadian income tax purposes on the acquisition of control of it by Purchaser.

(k)  Transfer Pricing Studies.  Seller shall promptly provide the transfer pricing studies described in Section 3.11(r) of the Seller Disclosure Letter to Purchaser to the extent such studies are completed prior to the Principal Closing Date.

SECTION 5.08  Publicity.  No press release or other public announcement concerning the Transactions shall be issued by Seller (or any Seller Group Member) or Purchaser (or any Affiliate of Purchaser) without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release or public announcement may be required by applicable Law, Judgment or any Governmental Entity, in which case the party required (or party associated with the Person who is required) to make the press release or other public announcement shall allow the other party reasonable time to comment thereon in advance of such issuance.  Seller and Purchaser agree that the form and substance of any press releases to be issued with respect to the execution and delivery of this Agreement and the timing thereof shall be agreed upon by Seller and Purchaser (the “Announcements”).  Notwithstanding the foregoing, (a) this Section 5.08 shall not apply to any press release or other public announcement made by Seller (or any Seller Group Member) or Purchaser (or any Affiliate of Purchaser) which is consistent with the Announcements and does not contain any information relating to Seller, Purchaser, TowerBrook and its Affiliates, or the Group Companies that has not been previously announced or made public in accordance with the terms of this Agreement, (b) each of Seller (or its Affiliates) and Purchaser or TowerBrook (or any of their Affiliates) may make internal announcements to their respective employees that are consistent with their respective prior public disclosures regarding the Transactions, (c) Seller and any Seller Group Members may make disclosures concerning the Transactions to their respective direct and indirect equityholders and their respective Affiliates so long as such Persons are advised that the terms of this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby are confidential, and (d) Purchaser, TowerBrook and their Affiliates may provide information about the subject matter of this Agreement and the Group Companies to their respective current, former, future or prospective direct and indirect investors, co-investors or limited partners, Debt Financing Sources and Representatives in connection with their ordinary course of business operations, including fund raising, marketing, information or reporting activities, but only to the extent that such Persons are party to a customary non-disclosure arrangement or similar agreement that obligates such Person to keep such information confidential.

SECTION 5.09  Use of Certain Names  (a)  Except as expressly provided in this Section 5.09, Purchaser shall cause the Group Companies not to use, any Trademarks owned by or licensed to Seller or any of its Affiliates (other than the Group Companies) as of the Principal Closing, which are set forth on Section 5.09(a) of the Seller Disclosure Letter, or any Trademarks that are confusingly similar thereto (collectively, the “Seller Marks”).  After the Principal Closing, Purchaser shall cause the Group Companies and sublicensees to (i) not hold themselves out as having any current affiliation with Seller or its Affiliates (other than the Group Companies), except to the extent such affiliation is implied by the use of the Seller Marks as contemplated herein, and (ii) use commercially reasonable efforts to minimize and eliminate use of the Seller Marks.  For the avoidance of doubt, nothing in this Agreement shall be construed as restricting or limiting Purchaser or any of its Affiliates from using or referencing the Seller Marks in any Tax, legal, employment or other records as part of any factual statement or in a manner that would constitute “fair use” under applicable Law if such use were made by another Person.

(b)  Seller, on behalf of itself and its Affiliates (other than the Group Companies), hereby grants to the Company a limited, non-exclusive, non-transferable,

sublicensable (in the ordinary and usual course of business of the Group Companies, consistent with the Group Companies’ past practice) right to continue to use the Seller Marks to the extent the Seller Marks are used (as of the Principal Closing) on products, signage, properties, stationery and promotional or other marketing materials, and other assets using the Seller Marks for no more than six (6) months after the Principal Closing in substantially the same manner as the Group Companies used such marks before the Principal Closing with respect to the Business.  Purchaser shall cause the Group Companies to, use the Seller Marks strictly in accordance with this Section 5.09(b).  As soon as practicable after the Principal Closing, and in any event within six (6) months thereafter, Purchaser shall cause the Group Companies to cease and discontinue all use of all Seller Marks.

SECTION 5.10  Records.  (a)  On or promptly following the applicable Closing Date, Seller shall deliver or cause to be delivered to the Group Companies: (i) all agreements, documents, books, records, and files, including records and files stored on computer disks or tapes or any other storage medium (collectively, “Records”), that are in the possession or control of Seller or any Seller Group Member (other than any Records held by the Group Companies) that are exclusively used or exclusively owned or exclusively held for use in the operation of the Business and not commingled with the Records of any business of Seller or any Seller Group Member other than the Business and (ii) copies of all Records that are in the possession or control of Seller or any Seller Group Member (other than any Records held by the Group Companies) that are commingled with the Records of any business of Seller or any Seller Group Member other than the Business and are otherwise primarily used or primarily owned or primarily held for use in the operation of the Business, including, in each case, financial and accounting records and any other files, documentation and records primarily relating to the Business (collectively, the Records set forth in the preceding clauses (i) and (ii), the “Transferred Records”); provided, that with respect to clause (ii) in the definition of “Transferred Records,” Seller or any Seller Group Member may provide copies of such Records solely with respect to the applicable portions thereof that relate to the Business and/or may redact any information from such Transferred Records not related to the Business prior to the delivery of such Transferred Records to Purchaser, and Seller or any Seller Group Member may retain a copy of any Transferred Records set forth in clause (i) of this sentence (A) to the extent required by, or to demonstrate compliance with, applicable Law, (B) related to Seller’s obligations under this Agreement or the other Transaction Agreements or (C) in the form of electronic copies stored in backups or archives that are not generally available to the individual user.

(b)  Purchaser recognizes that certain Records of the Group Companies may contain information relating to Subsidiaries, divisions, and businesses of Seller and any Seller Group Member other than the Business, and that Seller and any Seller Group Member may retain copies of such Records or applicable portions thereof that relate to the businesses of Seller or any such Seller Group Member (other than the Business).

(c)  From and after the applicable Closing, Purchaser shall cause the Group Companies to (i) retain, for at least seven (7) years after the applicable Closing Date, all books, records, and other documents pertaining to the Group Companies’ businesses that relate to the period prior to the applicable Closing Date, except for Tax Returns and related documentation which shall be governed by Section 5.07, and (ii) make the same available after the applicable Closing Date for inspection and copying by Seller, during regular business hours and upon reasonable request, to the extent necessary to permit Seller or any of its Affiliates to comply with their financial reporting, accounting or auditing obligations with respect to any period ending before the applicable Closing Date with respect to the Business.  At and after the expiration of the applicable seven (7)-year period, if Seller or any of its Affiliates provides at least thirty (30) days’ notice prior to the seventh (7th) anniversary of the applicable Closing Date, Purchaser shall cause the Group Companies to transfer such books and records to Seller or its designated Affiliates at Seller’s expense, and such books and records shall remain subject to customary confidentiality obligations.

SECTION 5.11  Non-Solicitation.  Seller shall, effective upon the execution hereof, immediately terminate, and cause the Group Companies, and their Representatives to terminate, any discussions or negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Proposal. From the date hereof to the earlier of the Principal Closing Date or the date that this Agreement is terminated in accordance with Article VII, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, (a) solicit, initiate, or knowingly encourage, or take any other action to knowingly facilitate, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser) any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, or (c) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal. Without limiting the foregoing, it is understood that any act or omission by any executive officer of the Group Companies or any investment banker, attorney or other advisor or Representative of Seller or the Group Companies in violation of the restrictions set forth in the preceding sentence, whether or not such Person is purporting to act on behalf of Seller, the Group Companies, or otherwise, shall be deemed to be a breach of this Section 5.11 by Seller.  Seller shall promptly advise Purchaser in writing (email being sufficient) of any Alternative Proposal or any inquiry with respect to or which would reasonably be expected to lead to any Alternative Proposal.

SECTION 5.12  Indemnification of Directors and Officers.   (a)  Purchaser agrees (i) that all rights to indemnification and/or advancement of expenses in favor of the directors, officers, employees, and agents of any Group Company (each, a “D&O Indemnitee” and collectively, the “D&O Indemnitees”), as provided in the Organizational Documents of such Group Company in effect as of the date hereof or pursuant to any Contracts made available to Purchaser prior to the date hereof, in each case with respect to any matters occurring prior to the applicable Closing, shall survive the applicable Closing and shall continue in full force and effect and (ii) subject to Section 5.12(b), that Purchaser shall cause the Group Companies to perform and discharge their respective obligations to provide such indemnification and/or advancement of expenses following the applicable Closing.  For a period of six (6) years after the applicable Closing, any indemnification and liability limitation or exculpation provisions contained in the Organizational Documents of the Group Companies shall not be amended, repealed or otherwise modified after the applicable Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the applicable Closing or at any time prior to the applicable

Closing, were D&O Indemnitees, unless such amendment, repeal or modification is required by applicable Law.

(b)  Purchaser shall obtain, by the Principal Closing, to be effective as of the applicable Closing, a “tail” policy (the “D&O Tail Policy”) covering directors and officers liability and fiduciary liability for the Group Companies for the benefit of those Persons who are covered by any directors and officers and fiduciary liability insurance policies of the Group Companies as of the date of this Agreement or at the applicable Closing, with respect to matters occurring prior to the applicable Closing, subject to the following terms: (i) be for a period of no less than six (6) years after the applicable Closing Date, (ii) have a limit of liability of (A) $20,000,000 for directors and officers liability and (B) $5,000,000 for fiduciary liability, and (iii) have a maximum deductible of $1,000,000.  Purchaser shall pay, or cause to be paid, one hundred percent (100%) of the total cost of coverage under the D&O Tail Policy up to an aggregate amount not to exceed two hundred percent (200%) of the amounts of the current annual premium of the Group Companies’ existing directors and officers and fiduciary liability insurance policies, it being understood that if the total cost of coverage for the insurance coverage described in the foregoing sentence exceeds such amount, Purchaser shall obtain a policy with the greatest coverage available for such cost; provided that, for the avoidance of doubt, such amount payable by Purchaser shall not constitute a Transaction Expense.

(c)  The provisions of this Section 5.12 shall survive the applicable Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, their heirs and their personal Representatives and shall be binding on all successors and assigns of Purchaser and the Group Companies, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

SECTION 5.13  Notification.  Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (a) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 6.02(a) or Section 6.03(a), as applicable, or (b) the failure by it to perform or comply with in any material respect any obligation or covenant to be performed or complied with by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of Seller or Purchaser or the conditions to the obligations of such parties under this Agreement (and shall not be deemed to cure any breach of representation, warranty, covenant or agreement made in this Agreement); provided further, however, that any failure by Seller or Purchaser to provide such notification shall not be deemed to result in a breach of any covenant or agreement of Seller or Purchaser, as applicable, hereunder (including this Section 5.13) (it being understood that this proviso shall have no effect on whether the underlying facts, matters or circumstances otherwise result in a breach of a representation or warranty contained in Article II, Article III or Article IV).

SECTION 5.14  Wrong Pockets; Omitted Assets and Liabilities.  (a)  From the Principal Closing Date until the second (2nd) anniversary thereof, if Seller, the Company or Purchaser becomes aware of any assets or liabilities that exclusively relate to the Seller Business that are in the possession of the Group Companies (or, after the Principal Closing Date, Purchaser if such assets or liabilities have been transferred from a Group Company to Purchaser), including any funds intended for Seller or its Affiliates (other than the Group Companies), (i) Seller shall promptly notify the Company or Purchaser in writing or Purchaser shall, or shall cause the Company to, promptly notify Seller in writing, as applicable, and (ii) Seller shall and Purchaser shall, or shall cause the Company to, as soon as reasonably practicable, ensure that such asset or liability is transferred or assumed, with any necessary prior third party consent or approval, to Seller or its designee. Prior to any such transfer, Purchaser shall hold such asset in trust for the benefit of Seller.

(b)  From the Principal Closing Date until the second (2nd) anniversary thereof, if Seller, the Company or Purchaser becomes aware of any assets or liabilities that exclusively relate to the Business that are in the possession of Seller or any Seller Group Member (other than the Group Companies), including any funds intended for the Group Companies, (i) Seller shall promptly notify the Company or Purchaser in writing or Purchaser shall or shall cause the Company to promptly notify Seller in writing, as applicable, and (ii) Seller shall and Purchaser shall cause the Company to, as soon as reasonably practicable, ensure that such asset or liability is transferred or assumed, with any necessary prior third party consent or approval, to the Company or its designee. Prior to any such transfer, Seller shall hold such asset in trust for the benefit of Purchaser.

SECTION 5.15  Shared Contracts.  (a)  From the date hereof until the date that is six (6) months following the Principal Closing Date, Seller shall or shall cause the Company to, and from and after the Principal Closing, Purchaser shall cause the Company to, use its reasonable best efforts to work with the other party (and, if necessary and desirable, to work with the third party to any Shared Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that, following the Principal Closing, (i) the Company or an Affiliate of the Company is the beneficiary of the rights and is solely responsible for the obligations related to the portion of such Shared Contract to the extent such obligations are related to the Business (the “Company Portion”), which rights shall be an asset of and which obligations shall be a liability of the Company or an Affiliate of the Company, and (ii) Seller or an Affiliate of Seller (other than a Group Company) is the beneficiary of the rights and is solely responsible for the obligations related to the Seller Business (the “Seller Portion”), which rights shall be an asset of and which obligations shall be a liability of Seller or an Affiliate of Seller (other than a Group Company).  Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable.  From and after the Principal Closing, Purchaser shall indemnify and hold harmless Seller and its Affiliates from any Losses and liabilities incurred by Seller or its Affiliates arising from or relating to the Company Portion of any Shared Contract and Seller shall indemnify and hold harmless Purchaser, the Group Companies, and their respective Affiliates for any Losses and liabilities incurred by Purchaser, the Group Companies or any of their respective Affiliates arising out of or relating to the Seller Portion of any Shared Contract. If Seller is not able or is not able to cause the Company to, and from and after the Principal

Closing, Purchaser is not able to cause the Company to, enter into an arrangement to divide, partially assign, modify or replicate (in whole or in part) the rights and obligations under and in respect of any such Shared Contract prior to the Principal Closing, the Principal Closing shall, subject to the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Principal Closing but subject to the satisfaction at the Principal Closing or waiver of such conditions), nonetheless take place on the terms set forth herein and, thereafter and until the earlier of (A) the date that is six (6) months following the Principal Closing and (B) the date on which the division, partial assignment, modification or replication of such Shared Contract is effected, Seller shall, and Purchaser shall cause the Company to, cooperate in any commercially reasonable arrangement to provide that (1) a Group Company shall receive the interest in the benefits and obligations of the Company Portion under and in respect of such Shared Contract and (2) Seller or an Affiliate of Seller (other than a Group Company) shall receive the interest in the benefits and obligations of the Seller Portion under and in respect of such Shared Contract.

(b)  Nothing in this Section 5.15 shall require Seller, the Company, Purchaser or any of their respective Affiliates to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable and documented out-of-pocket expenses, attorneys’ fees, and recording or similar fees, all of which shall be reimbursed as promptly as reasonably practicable by the party on whose behalf such expenses and fees are incurred).  For avoidance of doubt, reasonable and documented out-of-pocket expenses, attorneys’ fees, and recording or similar fees shall not include any purchase price, license fee or other payment or consideration for the procurement of any asset secured to replace an asset in the course of Seller’s, the Company’s or Purchaser’s obligations under Section 5.15(a).

SECTION 5.16  Replacement of Credit Support Obligations.  With respect to any Credit Support Obligations pursuant to which Seller, its Affiliates (other than the Group Companies) or third parties provide credit support to the Business or the Group Companies set forth in Section 5.16 of the Seller Disclosure Letter, Purchaser agrees to use commercially reasonable efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Seller shall, and, prior to the Principal Closing, shall cause the Group Companies to, and, prior to the Subsequent Closing, shall cause the Subsequent Transferred Company to, reasonably cooperate to obtain any necessary release effective as of the applicable Closing in form and substance reasonably satisfactory to Purchaser, the Company and Seller with respect to all such Credit Support Obligations.  If, as of the applicable Closing, the complete and unconditional release of Seller and its Affiliates and any third party guarantor from any Credit Support Obligation has not been obtained (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Seller Continuing Credit Support Obligation”), then until such release is obtained, Purchaser shall indemnify Seller and its Affiliates from and against, and reimburse and compensate them for, any and all Losses (including costs of maintenance) incurred by any of them relating to any Seller Continuing Credit Support Obligation.

SECTION 5.17  Release. (a)  Effective as of the Principal Closing, subject in all cases to Purchaser’s and any of its Affiliates’ rights under this Agreement (including with respect to Article VIII and Section 5.07) and any other Transaction Agreements, Purchaser, on behalf of itself and its Affiliates (including the Group Companies) and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns (collectively, the “Purchaser Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises, and acquits Seller, each Seller Group Member and each of their respective Affiliates, and each of their and their Affiliates’ respective successors, assigns, and past, present, and future directors, managers, officers, employees, Related Parties and Representatives, and each of their respective heirs, successors, and assigns (collectively, the “Seller Releasees”), jointly and individually, of and from any and all Proceedings and Liabilities that such Purchaser Releasor may have, have ever had or may hereafter have against the Seller Releasees, arising on or prior to the Principal Closing, out of or in any matter related to (i) the Transactions (including any inaccuracy or breach of any representation or warranty contained in this Agreement or in any other Transaction Agreement), (ii) the direct or indirect ownership of the Transferred Units and the Subsequent Transferred Units and (iii) any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, in each case of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), whether known or unknown and arising at or before the Principal Closing or on account of or arising out of any matter, cause or event occurring at or before the Principal Closing.  Purchaser, for itself and the other Purchaser Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Seller Releasees, based on any of the foregoing. Purchaser, on behalf of itself and the other Purchaser Releasors, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Seller Releasees.  Notwithstanding anything in this Agreement or the Transaction Agreements, nothing in this Section 5.17 (a) shall release, waive, discharge, relinquish or otherwise affect (A) the rights or obligations of Seller and Purchaser to the extent arising out of or relating to this Agreement, any of the other Transaction Agreements or any other agreement entered into by a Seller Releasee in connection with the Transactions, including any right of the Purchaser Indemnitees under Article VIII or (B) any claims of, or causes of action arising from, Actual Fraud.

(b)  Effective as of the Principal Closing, subject in all cases to Seller’s rights under this Agreement (including with respect to Article VIII) and the Transaction Agreements, Seller, on behalf of itself and any Seller Group Member (other than the Group Companies) and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns (collectively, the “Seller Releasors”), hereby unconditionally and irrevocably waives, releases, discharges, remises, and acquits Purchaser, its Subsidiaries (including the Group Companies) and each of their respective Affiliates, and each of their and their Affiliates’ respective successors, assigns, and past, present, and future directors, managers, officers, employees, Related Parties, and Representatives, and each of their respective heirs, successors, and assigns, in each case in their capacity as such (collectively, the “Purchaser

Releasees”), jointly and individually, of and from any and all Proceedings and Liabilities that such Seller Releasor may have, have ever had or may hereafter have against the Purchaser Releasees, arising on or prior to the Principal Closing, out of or in any matter related to any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, in each case of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), whether known or unknown and arising at or before the Principal Closing or on account of or arising out of any matter, cause or event occurring at or before the Principal Closing, including any rights to indemnification or reimbursement from any Group Company, whether pursuant to its Organizational Documents, Contract or otherwise and whether or not relating to claims pending on, or asserted after, the Principal Closing. Seller, for itself and the other Seller Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Purchaser Releasees, based on any of the foregoing. Seller, on behalf of itself and the other Seller Releasors, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Purchaser Releasees. Notwithstanding anything in this Agreement or the Transaction Agreements, nothing in this Section 5.17(b) shall release, waive, discharge, relinquish or otherwise affect (i) the rights, remedies or obligations of Seller and Purchaser to the extent arising out of or relating to this Agreement, any of the other Transaction Agreements or any other agreement entered into by a Purchaser Releasee in connection with the Transactions, including any right of Seller Indemnitees under Article VIII, (ii) any claims of, or causes of action arising from, Actual Fraud, or (iii) claims of employees to receive employment compensation in the ordinary course of business for periods before the Principal Closing.

SECTION 5.18  Termination of Intercompany Accounts and Affiliate Contracts.  Effective as of the Principal Closing, but subject to the occurrence of the Principal Closing, (a) except for the Intercompany Accounts set forth on Section 5.18 of the Seller Disclosure Letter and except as otherwise set forth in the Transaction Agreements, Seller and the Seller Group Members (other than the Group Companies), on the one hand, and the Group Companies, on the other hand, shall eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Group Companies, on the one hand, and Seller and the Seller Group Members (other than the Group Companies), on the other hand, do not have any further Liability to one another (and without any costs or other liabilities of Purchaser or any of its Affiliates (including, following the Closing, the Group Companies)) in respect of such Intercompany Accounts following the Principal Closing and (b) except for any Contracts set forth on Section 5.18 of the Seller Disclosure Letter, the Affiliate Contracts shall be terminated in their entirety and shall be without further force or effect, without any further obligations or liabilities of Seller or any of its Affiliates (other than the Group Companies), on the one hand, and Purchaser or any of its Affiliates, on the other hand, following the Principal Closing.

SECTION 5.19  Financing.  (a)  Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market flex provisions) set forth in the Financing Letters and giving effect to the anticipated timing for Closing, including using reasonable best efforts to (i) maintain in effect and comply with the Financing Letters, (ii) negotiate and enter into definitive agreements providing for the Financing with the availability of the Financing being subject only to the conditions (including the market flex provisions) set forth in the Financing Letters (or on terms and conditions not materially less favorable to Purchaser than the terms and conditions (including market flex provisions) set forth in the Financing Letters or on such other terms and conditions as are acceptable to Purchaser so long as such modifications would be permitted under the restrictions on modifications otherwise set forth in this Section 5.19), (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis (or, if deemed advisable by Purchaser, obtain a waiver of) all conditions applicable to Purchaser in the Financing Letters and the definitive agreements providing for the Financing, (iv) consummate the Financing at or prior to the Principal Closing, including using its (and causing its Affiliates to use) reasonable best efforts to cause the relevant Lenders and the other Persons committed to fund or, as applicable, rollover an amount in respect of the Financing sufficient to satisfy the Principal Closing Obligations at the Principal Closing, and (v) if all conditions to funding the Financing in the applicable Financing Letter or definitive agreement providing for the Financing (other than conditions that can only be satisfied concurrently with the Principal Closing) have been satisfied or waived, enforce its rights and remedies under the Financing Letters and the definitive agreements providing for the Financing.  Purchaser shall not, without the prior written consent of Seller, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Financing Letters or the definitive agreements providing for the Financing if such termination, amendment, modification or waiver would (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or the amount of original issue discount) below that which would be sufficient to satisfy the Principal Closing Obligations and, after giving effect thereto, cause the representations and warranties set forth in Section 4.06(b) not to be true and correct, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Letters in a manner that would reasonably be expected to delay or prevent the funding of the Financing (or the satisfaction of the conditions to the Financing) on the Principal Closing Date, or (C) adversely impact the ability of Purchaser to enforce its rights and remedies against any other party to any Financing Letter or the definitive agreements providing for the Financing on or prior to the Principal Closing Date; provided, that Purchaser may, without the consent of Seller, (1) amend, restate, amend and restate, supplement, or otherwise modify the Debt Commitment Letter to add Lenders, lead arrangers, syndication agents or other Debt Financing Sources that have not executed the Debt Commitment Letter as of the date hereof to grant to such Persons such approval rights and economics as are customarily granted to additional Lenders, lead arrangers, bookrunners, syndication agents or similar entities, (2) amend, restate, amend and restate, supplement, or otherwise modify the definitive agreements with respect to the Debt Financing to give effect to any market flex provisions contained in the Debt Commitment Letter, (3) amend or add (or assign or reassign commitments and roles to) titles, allocations, and fee sharing arrangements with respect to existing and additional Lenders or Debt Financing Sources, (4) increase the amount of the Debt Financing, (5) correct typographical errors, or (6) amend, restate, amend and restate, supplement, or otherwise modify the definitive agreements with respect to the Debt Financing in any respect after the Principal Closing Date.  Purchaser shall promptly deliver to Seller copies of any termination, amendment, modification or waiver to or under any Financing Letter or the definitive agreements providing for the Financing that occurs on or prior to the Principal Closing Date.

(b)  Purchaser shall use its reasonable best efforts to keep Seller informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to Seller (upon Seller’s reasonable request) copies of the material definitive agreements providing for the Debt Financing (which, in the case of any fee letter, shall be in the form of a Redacted Fee Letter and subject to the confidentiality obligations set forth in such fee letter) entered into on or prior to the Principal Closing Date.  Purchaser shall give Seller prompt written notice of (i) any breach, default, termination or repudiation by any party to any Financing Letter or definitive agreement providing for the Financing of which Purchaser becomes aware occurring on or prior to the Principal Closing Date, (ii) the receipt of any written notice or other written communication from any Financing source on or prior to the Principal Closing Date with respect to any (A) potential breach, default, termination or repudiation by any party to any Financing Letter or definitive agreement providing for the Financing of any provisions of the Financing Letters or any definitive agreement providing for the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letter or any definitive agreement providing for the Financing (but excluding ordinary course negotiations), and (iii) the occurrence of an event or development that Purchaser believes in good faith would reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions and in the manner contemplated by any Financing Letter or the definitive agreements providing for the Financing in an amount sufficient to satisfy the Principal Closing Obligations.  If any portion of the Debt Financing necessary to satisfy the Principal Closing Obligations (after giving effect to the Equity Financing available under the Equity Commitment Letter) becomes unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, or if Purchaser becomes aware of any event or circumstance that would reasonably be expected to make any portion of the Debt Financing necessary to satisfy the Principal Closing Obligations (after giving effect to the Equity Financing available under the Equity Commitment Letter) unavailable on the terms and conditions (including any applicable market flex provisions) contemplated by the Debt Commitment Letter, Purchaser shall (1) promptly notify Seller in writing and (2) use reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements providing for, alternative debt financing from alternative debt sources in an amount sufficient, together with the Equity Financing contemplated by the Equity Commitment Letter, to satisfy the Principal Closing Obligations on terms and conditions (including market flex provisions) not materially less favorable to Purchaser (or its Affiliates) than the terms and conditions set forth in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event or circumstance (but no later than the date Purchaser is required to consummate the Principal Closing in accordance with this Agreement); provided, that the failure to obtain alternative debt financing shall not relieve Purchaser of any obligations hereunder.  Purchaser shall deliver to Seller true and complete copies of all Contracts or other arrangements or understandings (including any fee letter, which shall be in the form of a

Redacted Fee Letter and subject to the confidentiality obligations set forth in such fee letter) pursuant to which any such alternative debt source shall have committed to provide any portion of the alternative debt financing.  For purposes of this Agreement, (w) references to the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, restated, amended and restated, supplemented, modified, or replaced by this Section 5.19, (x) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, restated, amended and restated, supplemented, modified, or replaced by this Section 5.19, (y) references to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, restated, amended and restated, supplemented, modified, or replaced by this Section 5.19, and (z) references to “Debt Financing Sources” means the Persons that have directly or indirectly committed to provide, structure or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter, or any joinder agreements, amendments or credit agreements (including any definitive agreements) entered into pursuant thereto or relating thereto.

(c)  Prior to the Principal Closing Date, Seller shall use, and shall cause the Group Companies to use, reasonable best efforts to provide, and shall use reasonable best efforts to cause any attorney, accountant or other advisor, agent or other representative (collectively, “Representatives”) retained by Seller or any Group Company to provide, in each case at Purchaser’s sole cost and expense (but subject to the reimbursement obligations set forth in Section 5.19(d)), such reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser, including:

(i)  preparation for and participation in a reasonable number of lender meetings, conference calls, road shows, presentations, due diligence sessions, rating agency meetings and other customary syndication activities in connection with the Debt Financing, in each case upon reasonable advance notice and at mutually agreeable dates, times, and locations;

(ii)  reasonably assisting Purchaser and its Debt Financing Sources in the preparation of (A) customary offering memoranda, information memoranda, and similar documents for any portion of the Debt Financing and (B) materials for rating agency presentations, in each case by providing such other pertinent information as may be reasonably requested by Purchaser in writing and to the extent such information is reasonably available to Seller;

(iii)  reasonably cooperating with the marketing efforts of Purchaser and its Debt Financing Sources for any portion of the Debt Financing;

(iv)  providing Purchaser with historical financial information as it pertains to the Group Companies as reasonably necessary for Purchaser to prepare the pro forma financial statements required by paragraph 6 of Exhibit D of the Debt Commitment Letter;

(v)  ensuring that an officer of the Group Companies;

executes prior to the Principal Closing customary “authorization” letters (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions, so long as Seller has been provided with drafts of such documents within a reasonable period of time prior to the requested execution of the letter to which such representations relate) in connection with bank information memoranda authorizing the distribution of information to prospective lenders;

(vi)  delivering at least four (4) Business Days prior to the Principal Closing Date information and documentation related to the Group Companies required and reasonably requested in writing by Purchaser at least eight (8) Business Days prior to the Principal Closing Date with respect to compliance under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation, to the extent required by the Debt Commitment Letter;

(vii)  solely with respect to the Group Companies, facilitating the pledging of, granting a security interest in, and obtaining perfection of any Liens on collateral required in connection with the Debt Financing, in each case to the extent reasonably requested by Purchaser; provided that the effectiveness of any such action shall be conditioned upon the applicable Closing; and

(viii)  providing other customary cooperation with respect to any portion of the Debt Financing, in each case as may be reasonably requested by Purchaser.

Notwithstanding anything to the contrary contained herein, nothing in this Section 5.19 shall require any such cooperation or assistance to the extent that it would reasonably be expected to result in Seller or any Seller Group Member being required to (A)(1) in the case of Seller or any Seller Group Member (other than the Group Companies), pledge any assets as collateral securing the Debt Financing whether prior to, at or after the Principal Closing and (2) in the case of any Group Company, pledge any assets as collateral securing the Debt Financing prior to the Principal Closing (other than Liens contemplated by the CBTS Receivables Financing Documents), (B) if not otherwise covered by Section 5.19(d) below, agree to pay any commitment or other similar fee, bear any cost or expense, incur any other Liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing prior to the Principal Closing, (C) take any actions to the extent such actions would, in Seller’s reasonable judgment, (1) unreasonably interfere with the ongoing business or operations of Seller or any Seller Group Member, (2) subject any director, manager, officer or employee of Seller, any Seller Group Member or their respective Affiliates to any personal Liability, (3) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, (x) the Organizational Documents of Seller or any Seller Group

Member, (y) any applicable Law or Judgment, in each case, in any material respect, or (z) any material Contract to which Seller or any Seller Group Member is a party or by which any of their respective properties or assets is bound, or (4) require Seller or any Seller Group Member to change its fiscal period, (D) cause any breach of this Agreement unless Purchaser has otherwise waived any such breach, (E) waive or amend any terms of this Agreement, (F) commit to take any action under any certificate, document or instrument that is not contingent upon the Principal Closing (other than as contemplated by Section 5.19(c)(v) and 5.19(c)(vi) above), (G) provide access to or disclose information that Seller reasonably determines would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Seller, any Seller Group Member or their respective Affiliates, or (H) cause any director, manager or equivalent of Seller or any Seller Group Member to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than any director, manager or equivalent of Seller or any Seller Group Member who will continue in such a position following the Principal Closing and the passing of such resolutions), in each case that are not contingent on the Principal Closing or would be effective prior to the Principal Closing.

(d)  Purchaser shall be responsible for all fees and expenses related to the Financing contemplated hereby.  Accordingly, notwithstanding anything to the contrary in Section 5.05, Purchaser shall promptly reimburse Seller or any Seller Group Member, as applicable, for all reasonable and documented out-of-pocket costs and expenses (but, in the case of legal fees, limited to outside attorneys’ fees) incurred by Seller or such Seller Group Member in connection with their cooperation pursuant to Section 5.19(c) or otherwise in connection with the Debt Financing; provided, that Purchaser shall not be required to reimburse Seller or any Seller Group Member for costs and expenses with respect to financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that any of Seller, Seller Group Members, Company or Group Companies would have prepared in the ordinary course of business.  Purchaser shall indemnify and hold harmless Seller, each Seller Group Member and their respective Affiliates and all of their respective directors, officers, managers, employees, and Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith, except, in each case, to the extent such Losses arose from the fraud, bad faith, gross negligence or willful misconduct of Seller or any Seller Group Member.  Notwithstanding anything to the contrary in this Agreement, none of the Group Companies shall have any Liability or obligation under any loan agreement or any related principal document related to the Debt Financing or any alternative debt financing prior to the Principal Closing (other than the existing CBTS Receivables Financing Documents).

(e)  Purchaser acknowledges and agrees that the Principal Closing and the obligations of Purchaser to consummate the Transactions are not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangement (including the Financing or any alternative financing), Purchaser’s obtaining of any financing (including the Financing or any alternative financing) or the availability, grant, provision or extension of any financing to Purchaser (including the Financing or any alternative financing).

(f)  Seller shall furnish to Purchaser and its Debt Financing Sources the financial statements required by paragraph 6 of Exhibit D to the Debt Commitment Letter promptly following Purchaser’s request therefor.

(g)  Notwithstanding anything to the contrary in this Section 5.19 or any other provision of this Agreement, Seller expressly consents, and shall obtain the express consent from the other Seller Group Members, to the use of Company’s and Group Companies’ logos in marketing materials for the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or any of the Seller Group Members or the reputation or goodwill of Seller or any of the Seller Group Members.

SECTION 5.20  Insurance.

(a)  Prior to the applicable Closing, Seller shall use commercially reasonable efforts, with respect to all insurance policies set forth on Section 3.22 of the Seller Disclosure Letter (the “Seller Insurance Policies”), to arrange, or cause the Group Companies to arrange, for new insurance policies issued to the Group Companies, insuring (i) the Business (excluding the California Business) as of the Principal Closing and (ii) the California Business as of the Subsequent Closing, covering substantially the same matters as the Seller Insurance Policies, subject to terms and conditions (including deductibles and limits of liability) reasonably acceptable to Purchaser (collectively, the “Group Company Insurance Policies”).  Prior to the applicable Closing, Seller and Purchaser shall reasonably cooperate in acquiring the Group Company Insurance Policies; provided, that (A) Seller shall not bind any Group Company Insurance Policy without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) and (B) Seller shall not be required to pay for any Group Company Insurance Policies.

(b)  Seller and Purchaser agree that, except as otherwise provided in Sections 5.20(c) and 5.20(d), the coverage under all Seller Insurance Policies is only for the benefit of Seller and the Seller Group Members (other than the Group Companies), and not for the benefit of Purchaser or the Business.  Without prejudice to any right of indemnification pursuant to this Agreement, except as otherwise provided in Section 5.20(c), Purchaser agrees not to seek, through any means, to benefit from any of the Seller Insurance Policies which may provide coverage for claims relating in any way to the Business.

(c)  From and after the applicable Closing, with respect to any claim or occurrence relating to (i) the Company and the Company Subsidiaries or the Business (excluding the California Business) arising prior to the Principal Closing or (ii) the Subsequent Transferred Company or the California Business arising prior to the Subsequent Closing, in each case, that is covered by any of Seller’s or any Seller Group Members’ insurance policies (such policies, the “Available Insurance Policies” and such claims, the “Coverage Claims”), Purchaser, on behalf of the Group Companies, may access, submit claims, retain claims made prior to applicable Closing and seek coverage for such Coverage Claims under the Available Insurance Policies, subject to the terms and conditions of such

Available Insurance Policies, and Seller shall pay over to Purchaser any related proceeds of any insurance recovery for such Coverage Claims actually received by Seller and any Seller Group Member; provided, however, if the terms of the Available Insurance Policies do not allow Purchaser, on behalf of the Group Companies, to directly access, submit claims, retain claims, and seek coverage for such Coverage Claims, Seller shall, and shall cause the Seller Group Members to act on behalf of Purchaser and the Group Companies in engaging in the foregoing and, in connection therewith, shall use commercially reasonable efforts to follow any reasonable direction of Purchaser with respect to such Available Insurance Policy; provided, further, that, subject to the terms of this Agreement and the other Transaction Agreements (A) Purchaser and the Group Companies shall exclusively bear the amount of any “deductibles” to the extent applied to such claims under such Available Insurance Policies and shall otherwise be liable for all uninsured or uncovered amounts of such claims, (B) Purchaser and the Group Companies shall be solely responsible at their expense for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims (or reimburse Seller for such expenses if Seller or any Seller Group Member is acting on behalf of Purchaser or the Group Companies as described above) and shall not, without the written consent of Seller, amend, modify or waive any rights of Seller or other insureds under any such insurance policies and programs in any manner that would be adverse to Seller, (C) with respect to coverage claims or requests for benefits asserted by the Group Companies under the Available Insurance Policies, without limiting the foregoing, Seller shall not waive or settle such insurance claims and shall reasonably cooperate in good faith with Purchaser and the Group Companies, as applicable, in filing any insurance claims and in the collection of insurance proceeds, and shall use commercially reasonable efforts to pursue, or caused to be pursued, collection of insurance proceeds, and (D) Purchaser and the Group Companies shall be liable for any out-of-pocket fees, costs or expenses reasonably incurred by Seller or any Seller Group Member directly or indirectly through the insurers or reinsurers of the Available Insurance Policies relating to any unsuccessful Coverage Claims.  Notwithstanding anything contained herein, (1) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Seller or any Seller Group Member to insurance coverage for any matter not relating to the Group Companies, the Business or otherwise and (2) subject to Purchaser’s rights above with respect to the Available Insurance Policies, Seller shall retain the exclusive right to control all of its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and, except as otherwise expressly set forth herein, to amend, modify, terminate, or waive any such insurance policies and programs or any rights thereunder; provided, that, neither Seller nor any Seller Group Member shall have the right to amend, modify, terminate or waive any Available Insurance Policies in a manner that negatively effects Purchaser’s or the Group Companies’ rights to recover under the Available Insurance Policies as provided in this paragraph; provided, further, that Purchaser and the Group Companies shall use their commercially reasonable efforts to cooperate with Seller with respect to Coverage Claims and requests for benefits and sharing such information as is reasonably necessary in order to permit Seller to manage and conduct its insurance matters as Seller reasonably deems appropriate; provided further, that Seller shall treat, and cause any Seller Group Member to treat, Purchaser and the Group Companies no less favorably than Seller and the Seller Group Members with respect to any

Available Insurance Policies and shall not take any action with the intent of limiting Purchaser’s and the Group Companies’ ability to benefit from the Available Insurance Policies or make Coverage Claims pursuant to this Section 5.20(c).

(d)  Seller shall use commercially reasonable efforts to maintain or cause to be maintained in full force and effect all material insurance coverage covering the Business (or comparable replacement coverage) until the applicable Closing.

SECTION 5.21  Other Investors.  Prior to the Principal Closing, without the prior written consent of Seller, Purchaser shall not permit any Person to obtain any shares of capital stock or other Equity Interests (or rights to obtain any capital stock or other Equity Interests) in Purchaser that would have a material adverse effect on Purchaser’s ability to obtain the regulatory approvals under Section 6.01(b).

SECTION 5.22  Retained Intellectual Property Licenses.  (a)  Effective upon (and subject to the occurrence of) the Principal Closing, and further subject to the terms set forth in this Agreement, Seller, on behalf of itself and each Seller Group Member (other than the Group Companies), hereby grants to each Group Company and its respective successors and assigns, a non‑exclusive, fully paid, perpetual, irrevocable, worldwide, royalty‑free license to use (i) the Seller Retained Licensed Know-How and (ii) any Intellectual Property (other than Trademarks and domain names) owned by Seller or any Seller Group Member and used by the Business as of the Principal Closing, in each case, solely in the operation of the Business and reasonable evolutions and extensions of the Business and in a manner consistent with the use of such Seller Retained Licensed Know-How and such Intellectual Property (other than Trademarks and domain names) by the Group Companies as of the Principal Closing and reasonable evolutions and extensions thereof.  For the avoidance of doubt, the license granted in this Section 5.22(a) is in addition to the right for the Company to use the Seller Marks pursuant to the limited license granted in Section 5.09(b).

(b)  Effective upon (and subject to the occurrence of) the Principal Closing, and further subject to the terms set forth in this Agreement, Purchaser shall cause each Group Company to grant to Seller and its Affiliates (other than the Group Companies) a non‑exclusive, fully paid, perpetual, irrevocable, worldwide, royalty‑free license to use (i) the Company Retained Licensed Know-How and (ii) any Business Intellectual Property (other than Trademarks and domain names) used the operation of the business of Seller and its Affiliates (other than the Group Companies) as of the Principal Closing, in each case, solely in the operation of the business of Seller and its Affiliates (other than the Group Companies) and in a manner consistent with the use of such Company Retained Licensed Know-How and such Intellectual Property (other than Trademarks and domain names) by Seller and its Affiliates (other than the Group Companies) as of the Principal Closing and, subject to any confidentiality and non-competition obligations of Seller and its Affiliates under the Restrictive Covenant Agreement between Red Fiber Holdings LLC and Purchaser, reasonable evolutions or extensions thereof.

(c)  The licenses granted under Section 5.22(a) may not be assigned, sublicensed or transferred by any Group Company, or caused to be assigned, sublicensed or transferred by any Group Company, without the prior written consent of Seller; provided, however that Purchaser may, without Seller’s consent, cause a Group Company to (i) assign, transfer or otherwise sublicense such license to any Affiliate or in connection with the sale (whether by asset transaction, stock sale, merger or otherwise) to a third party of any material part of any business of the Group Companies that uses the Seller Retained Licensed Know-How and Intellectual Property licensed under Section 5.22(a) and (ii) grant sublicenses to the Seller Retained Licensed Know-How and Intellectual Property licensed under Section 5.22(a) to contractors, co‑manufacturers, suppliers, co‑packers, distributors, and other agents, but solely in connection with the support of or operation of the Business and reasonable evolutions and extensions of the Business.

(d)  The licenses granted under Section 5.22(b) may not be assigned, sublicensed or transferred by Seller without the prior written consent of Purchaser; provided, however that Seller may, without Purchaser’s consent, (i) assign or transfer such license to an Affiliate (other than a Group Company) or in connection with the sale (whether by asset transaction, stock sale, merger or otherwise) to a third party of any material part of any business of Seller or its Affiliates (other than the Group Companies) that uses the Company Retained Licensed Know-How and Intellectual Property licensed under Section 5.22(b) and (ii) grant sublicenses to the Company Retained Licensed Know-How and Intellectual Property licensed under Section 5.22(b) to contractors, co‑manufacturers, suppliers, co‑packers, distributors, and other agents, but solely in connection with the support of or operation of the business of Seller and its Affiliates (other than the Group Companies) and, subject to any confidentiality and non-competition obligations of Seller and its Affiliates under the Restrictive Covenant Agreement between Red Fiber Holdings LLC and Purchaser, reasonable evolutions and extensions thereof.

(e)  All rights and licenses granted under this Section 5.22 are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, licenses to rights to “intellectual property” as defined under the Bankruptcy Code and the rights and obligations of the applicable licensee provided under Section 365(n) (or any other provision) of the Bankruptcy Code shall apply to all licenses granted under this Section 5.22.  Each party acknowledges that if it, as a debtor in possession or a trustee in bankruptcy in a case under the Bankruptcy Code, rejects this Agreement, then the other party may elect to retain its rights under this Section 5.22 as provided in Section 365(n) of the Bankruptcy Code.  The parties further agree that, in the event of the commencement of any bankruptcy proceeding by or against a party under the Bankruptcy Code, the other party shall be entitled to retain all such rights under this Section 5.22.  Each party agrees and acknowledges that enforcement by the other party of any rights under Section 365(n) of the Bankruptcy Code in connection with this Section 5.22 shall not violate the automatic stay of Section 362 of the Bankruptcy Code and waives any right to object on such basis.  Upon rejection of this Agreement by a rejecting party or its bankruptcy trustee in a bankruptcy case under the Bankruptcy Code and written request of the other party to such rejecting party or its bankruptcy trustee pursuant to Section 365(n) of the Bankruptcy Code, the rejecting party or such bankruptcy trustee shall (i) provide the other party the materials that are the subject of the rights and licenses granted pursuant to this Section 5.22, or any agreement supplementary to this Section 5.22, held by the rejecting party or such bankruptcy trustee, and (ii) not interfere with the rights of the other party provided in this Section 5.22 and any other agreement supplementary to this Section 5.22 to the materials that are the subject of the rights and licenses provided under such agreements, including any right to obtain the materials that are the subject of such rights and licenses from any relevant party.

(f)  Each party, on behalf of itself and its Affiliates, acknowledges and agrees that any assignment, transfer, exclusive license or other applicable grant of rights by such party under, as applicable, (i) the Seller Retained Licensed Know-How or Intellectual Property (other than Trademarks and domain names) and (ii) the Company Retained Licensed Know-How or Intellectual Property (other than Trademarks and domain names) (whether by Contract or operation of applicable Law) shall be subject to the rights and obligations set forth in this Section 5.22.

SECTION 5.23  Company Guarantee.

(a)  Effective as of the Principal Closing, and as a condition and inducement to Seller’s willingness to enter into this Agreement, the Company hereby absolutely, unconditionally and irrevocably guarantees to Seller the observance, performance, and discharge of Purchaser’s payment obligations under this Agreement, in each case in accordance with and solely if, as, and when required by the terms of this Agreement or any other Transaction Agreement, as applicable (the “Company Guaranteed Obligations”).  The guarantee contained in this Section 5.23 (the “Company Guarantee”) is a continuing one and shall remain in full force and effect until all of the Company Guaranteed Obligations shall have been paid in full (and shall automatically terminate at such time), and will be binding upon the Company, its successors, and permitted assigns.

(b)  If for any reason Purchaser shall fail or be unable to duly and punctually pay, or cause to be duly and punctually paid, any of the Company Guaranteed Obligations as and when required pursuant to this Agreement or any such other Transaction Agreement, the Company shall duly and punctually pay, or cause to be duly and punctually paid, such Company Guaranteed Obligations.  The Company further agrees that the Company Guarantee constitutes a guaranty of payment when due and not of collection and is in no way conditioned or contingent upon any attempt to collect from Purchaser or any other person.

(c)  The Company agrees that Seller may at any time and from time to time, without notice to or further consent of the Company, extend the time of payment of the Company Guaranteed Obligations, and may also enter into any agreement with Purchaser for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms of this Agreement or of any other Transaction Agreement without in any way impairing or affecting the Company Guaranteed Obligations.  The Company agrees that the Company Guaranteed Obligations shall not be released or discharged, in whole or in part, or otherwise affected by:

(i)  the failure of Seller to assert any claim or demand or to enforce any right or remedy against Purchaser;

(ii)  any change in the time, place or manner of payment of the Company Guaranteed Obligations or any rescission, waiver,

compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement or any other Transaction Agreement made in accordance with the terms hereof not relating to the Company Guaranteed Obligations;

(iii)  the addition, substitution or release of Purchaser, the Company or any of their Affiliates;

(iv)  any change in the corporate existence, structure or ownership of Purchaser, the Company or any of their Affiliates;

(v)  any insolvency, bankruptcy, reorganization or other similar proceeding affecting Purchaser, the Company or any of their Affiliates; or

(vi)  the adequacy of any other means the Company may have of obtaining payment of the Company Guaranteed Obligations.

(d)  To the extent permitted by applicable Law, the Company hereby waives promptness, diligence, notice of the acceptance of the Company Guarantee and of the Company Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, and notice of the incurrence of any of the Company Guaranteed Obligations, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Purchaser and all suretyship defenses generally; provided, that, for the avoidance of doubt, the Company shall be entitled to any defenses to the payment of any of the Company Guaranteed Obligations if such defenses are available to Purchaser under this Agreement or any other Transaction Agreement, as applicable.  To the extent permitted by applicable Law, the Company hereby waives any and all notice of or proof of reliance by Seller upon the Company Guarantee or acceptance of the Company Guarantee.  The Company Guaranteed Obligations, and any of them, will conclusively be deemed to have been created, contracted or incurred in reliance upon the Company Guarantee, and all dealings between Purchaser or the Company, on the one hand, and Seller, on the other hand, will likewise be conclusively presumed to have been had or consummated in reliance upon the Company Guarantee.

(e)  Section 9.01, Section 9.02, Section 9.03, Section 9.05, Section 9.06, Section 9.07, Section 9.08, Section 9.09, Section 9.10, Section 9.11, Section 9.12, Section 9.13, and this Section 5.23 shall apply with respect to the Company and the Company Guarantee.

SECTION 5.24  Pre-Closing Actions.  (a)  Notwithstanding anything to the contrary set forth in this Agreement, at or prior to the Principal Closing, Seller shall cause the restructuring steps described in Section 5.24 of the Seller Disclosure Letter (the actions and transactions comprising such steps, the “Pre-Closing Actions”) to occur.  Seller shall, and shall cause its Affiliates to, conduct the Pre-Closing Actions in compliance with all applicable Laws.

(b)  Seller shall (i) keep Purchaser reasonably informed about the process, status, and timetable of the Pre-Closing Actions, including any proposed updates to the proposed steps to effect such Pre-Closing Actions and (ii) consult with, and consider any comments by, Purchaser (and its Representatives) in good faith in connection with the taking of any such the Pre-Closing Actions.  Prior to the execution of any transaction document related to, or in connection with, the Pre-Closing Actions (such documents collectively, the “Pre-Closing Actions Documents”) by Seller or any of its Affiliates or any material amendment of any Contract with a counterparty of the Business, Seller shall provide a draft of such Pre-Closing Actions Document or amendment to Purchaser and provide Purchaser a reasonable opportunity to review, comment on, and approve such draft Pre-Closing Actions Document or amendment (such approval not to be unreasonably withheld, conditioned or delayed).  For greater clarity, and notwithstanding any other provision of this Section 5.24, Seller shall not (A) make any alteration, update or modification to the Pre-Closing Actions steps described in Section 5.24 of the Seller Disclosure Letter or (B) enter into the Pre-Closing Actions Documents, in each case, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 5.25  Resignations.  Seller shall use reasonable best efforts to cause to be delivered to Purchaser at or prior to the Principal Closing resignation letters of such directors, officers and managers of the Company and each Company Subsidiary, as requested by Purchaser at least ten (10) Business Days prior to the Principal Closing, in form and substance reasonably satisfactory to Purchaser and conditioned upon, and effective concurrently with, the Principal Closing.

SECTION 5.26  Section 280G Approval.  If any Transaction could, in Seller’s reasonable good faith judgment, reasonably be expected to constitute a “change in ownership or control” (within the meaning of Treas. Reg. Section 1.280G-1, Q/A-2(b)) of the Company and any “disqualified individual” (within the meaning of Section 280G(c) of the Code) with respect to the Company has the right to receive or retain any payments or benefits that could constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code), then the Company shall (a) solicit and use commercially reasonable efforts to obtain from each such individual a waiver of such individual’s rights to receive or retain some or all of such payments and benefits (the “Waived Payments”) so that any remaining payments and benefits will not be “parachute payments,” and (b) with respect to each individual who agrees to such waiver, submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations thereunder, the right of any such individual to receive or retain the Waived Payments. No later than three (3) calendar days prior to soliciting such waivers and approval, Seller shall provide drafts of such waivers and disclosure and approval materials to Purchaser and its counsel for its review and comment, which comments will be considered in good faith by Seller. To the extent applicable, prior to the Principal Closing Date, Seller shall deliver to Purchaser evidence that a vote of holders of the equity interests of the Company was solicited in accordance with the provisions of Section 280G(b)(5) of the Code and the regulations thereunder and that either (i) the requisite number of votes of holders of the equity interests of the Company was obtained with respect to the Waived Payments or (ii) such requisite number of votes was not obtained and, as a result, no Waived Payments will be retained, made, or provided.

SECTION 5.27  Employee Restrictive Covenant Agreements. Prior to the Principal Closing, Seller will use commercially reasonable efforts to assign, or to cause to be assigned, to the Group Companies the rights of Seller or any of its Affiliates (other than the Group Companies) under any non-disclosure, non-competition, non-solicitation, no-hire, non-disparagement or similar agreement between Seller or its Affiliates (other than the Group Companies), on the one hand, and any Employee of the Business (other than any employee of a Group Company set forth on Section 5.06(a)(ii) of the Seller Disclosure Letter), on the other hand, to the extent (a) such agreement was entered into with Seller or its Affiliates (other than the Group Companies) and (b) such assignment is permissible under such agreements; provided that, with respect to any Employee on Leave who becomes a Continuing Employee, Seller will use commercially reasonable efforts to assign any such agreement to the Group Companies promptly following Purchasers written request thereof; provided, further, that in no event shall Seller or its Affiliates be obligated to enter into any new agreements with any individual Continuing Employee or to specifically identify all such Continuing Employees to satisfy its obligations under this Section 5.27.

SECTION 5.28 Accounts Receivable. Notwithstanding anything to the contrary set forth in this Agreement, in the event that Seller, in its reasonable good faith judgment, anticipates that Closing Working Capital may equal or exceed $145,700,000, Seller may, and may cause any Group Company to, prior to the Principal Closing and subject to and in accordance with applicable requirements under the CBTS Receivables Financing Documents (including any amendments or waivers thereof and any credit facility established in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, the CBTS Receivables Financing Agreement in a manner that does not circumvent the requirements in Section 5.01), transfer (by way of a distribution of capital), sell or monetize, in each case, on an arm’s length basis, such amounts of the accounts receivable of any Group Company (including pursuant to such a transfer or sale thereof to Seller or its Affiliates) that Seller, in its reasonable good faith judgment, deems necessary or appropriate to result in Closing Working Capital of less than $145,700,000.

ARTICLE VI

Conditions Precedent

SECTION 6.01  Conditions to Each Party’s Obligation.  The obligation of Purchaser to purchase and pay for the Transferred Units and the obligation of Seller to sell the Transferred Units to Purchaser are each subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by both Purchaser and Seller) on or prior to the Principal Closing Date of the following conditions:

(a)  No Restraints.  No applicable Law, Judgment or Injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity (collectively, “Restraints”) enjoining, restraining, prohibiting or otherwise making illegal the consummation of the applicable Transactions shall be in effect.

(b)  Regulatory Approvals.  Each of the registrations, declarations or filings with, a Governmental Entity set forth on Section 6.01(b) of the Seller Disclosure Letter shall have been made, as applicable, and the Consents relating thereto shall have been obtained or the applicable waiting periods thereunder shall have expired or been terminated; provided, that with respect to any Seller FCC Consent, Purchaser and Seller may mutually agree that a Seller FCC Consent has been obtained in satisfaction of this Section 6.01(b) once such Seller FCC Consent becomes effective, notwithstanding (i) no final order has been issued by the FCC or any applicable Governmental Entity with respect to such Seller FCC Consent or (ii) the FCC or any applicable Governmental Entity has not yet confirmed such Seller FCC Consent is no longer subject to reconsideration or review by the FCC or such Governmental Entity.

SECTION 6.02  Conditions to Obligation of Purchaser.  The obligation of Purchaser to purchase and pay for the Transferred Units is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) on or prior to the Principal Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Seller in this Agreement (other than the Seller Fundamental Representations and other than the representations and warranties in Section 3.15(a) (Absence of Changes or Events)) shall be true and correct as of the date hereof and as of the Principal Closing Date as though made on the Principal Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date, and in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications or words of similar import set forth therein), individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect. The representations and warranties of Seller in Section 2.03(a)(i) (No Conflicts; Consents), Section 2.04 (The Transferred Units and the Subsequent Transferred Units), Section 2.05 (Brokers or Finders), Section 3.02 (Capitalization) and Section 3.04(a)(i) (No Conflicts; Consents) shall be true and correct in all respects other than de minimis inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or words of similar import set forth therein) as of the date hereof and as of the Principal Closing Date as though made on the Principal Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects other than de minimis inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or words of similar import set forth therein) on and as of such earlier date. The Seller Fundamental Representations (other than the representations and warranties of Seller in Section 2.03(a)(i) (No Conflicts; Consents), Section 2.04 (The Transferred Units and the Subsequent Transferred Units), Section 2.05 (Brokers or Finders), Section 3.02 (Capitalization) and Section 3.04(a)(i) (No Conflicts; Consents)) shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifications or words of similar import set forth therein) as of the date hereof and as of the Principal Closing Date as though made on the Principal Closing

Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifications or words of similar import set forth therein) on and as of such earlier date. The representations and warranties of Seller in Section 3.15(a) (Absence of Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Principal Closing Date as though made on the Principal Closing Date.

(b)  Performance of Obligations of Seller.  Seller shall have performed or complied in all material respects with all obligations, covenants, and agreements required by this Agreement to be performed or complied with by Seller by the time of the Principal Closing.

(c)  No Material Adverse Effect. Since the date of this Agreement, there shall have been no Material Adverse Effect.

(d)  Seller Certificate.  Purchaser shall have received a certificate, dated as of the Principal Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) have been satisfied.

(e)  Pre-Closing Actions. The Pre-Closing Actions shall have been consummated in accordance with Section 5.24.

(f)  Restrictive Covenant Agreements.  At and as of the Principal Closing, each of the Restrictive Covenant Agreements shall be in full force and effect.

(g)  Closing Deliveries. Seller shall have delivered, or caused to be delivered, to Purchaser all of the items contemplated by Section 1.03(b).

(h)  Audited Financial Statements. Seller shall have delivered the Audited Financial Statements to Purchaser pursuant to Section 5.02(c).

(i)  CBTS Receivables Financing Documents. (i) The CBTS Receivables Financing Documents shall be in full force and effect as of immediately prior to the Principal Closing, (ii) neither the “Facility Termination Date” nor the “Final Maturity Date” (each as defined in the CBTS Receivables Financing Agreement after giving effect to the CBTS Receivables Financing Rollover) shall have occurred, (iii) the Group Companies shall have delivered the “Monthly Report” or, if a “Weekly Reporting Period” is in effect at such time, the “Weekly Report” (each as defined in the CBTS Receivables Financing Agreement) as and when required for the most recent “Settlement Date” (as defined in the CBTS Receivables Financing Agreement) or calendar week, as applicable, immediately preceding the Principal Closing Date, and (iv) the Group Companies shall be in compliance in all material respects with the representations, warranties and covenants set out in the CBTS Receivables Financing Documents relating to the bankruptcy-remote status of the “Borrowers” thereunder, including (without limitation) Section 3 of Article IV of the CBTS Receivables Financing Agreement.

SECTION 6.03  Conditions to Obligation of Seller.  The obligation of Seller to sell the Transferred Units is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Seller) on or prior to the Principal Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Purchaser in this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct, as of the date hereof and as of the Principal Closing Date as though made on the Principal Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date, and in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or Purchaser Material Adverse Effect qualifications or words of similar import set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.  The representations and warranties of Purchaser in Section 4.10 (Brokers or Finders) shall be true and correct in all respects other than de minimis inaccuracies (without giving effect to any materiality or Purchaser Material Adverse Effect qualifications or words of similar import set forth therein) as of the date hereof and as of the Principal Closing Date as though made on the Principal Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects other than de minimis inaccuracies (without giving effect to any materiality Purchaser Material Adverse Effect qualifications or words of similar import set forth therein) on and as of such earlier date.  The Purchaser Fundamental Representations (other than the representations and warranties of Purchaser in Section 4.10 (Brokers or Finders)) shall be true and correct in all material respects (without giving effect to any materiality or Purchaser Material Adverse Effect qualifications or words of similar import set forth therein) as of the date hereof and as of the Principal Closing Date as though made on the Principal Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (without giving effect to any materiality or Purchaser Material Adverse Effect qualifications or words of similar import set forth therein) on and as of such earlier date.

(b)  Performance of Obligations of Purchaser.  Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Principal Closing.

(c)  Purchaser Certificate.  Seller shall have received a certificate, dated as of the Principal Closing Date and signed on behalf of Purchaser by an authorized representative of Purchaser, stating that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

(d)  Closing Deliveries. Purchaser shall have delivered, or caused to be delivered, to Seller all of the items contemplated by Section 1.03(a).

SECTION 6.04  Frustration of Closing Conditions.  (a)  Purchaser may not rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement or any other Transaction Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Principal Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

(b)  Seller may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if its failure (or any of its Affiliates’ failure) to perform in all material respects any of its obligations under this Agreement or any other Transaction Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Principal Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

ARTICLE VII

Termination

SECTION 7.01  Termination.  (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Principal Closing:

(i)  by mutual written consent of Seller and Purchaser;

(ii)  by Seller, upon written notice to Purchaser, if there shall have been a breach by Purchaser of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.03(a) or Section 6.03(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Purchaser (1) shall not have commenced good faith efforts to cure such breach within thirty (30) calendar days following receipt by Purchaser of written notice of such breach from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 7.01(a)(ii) and the basis for such termination or (2) is not thereafter continuing to use good faith efforts to cure such breach; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(ii) if Seller is in material breach of any of its representations, warranties, covenants or agreements set forth herein;

(iii)  by Purchaser, upon written notice to Seller, if there shall have been a breach by Seller of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.02(a) or Section 6.02(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Seller (1) shall not have commenced good faith efforts to cure such breach within thirty (30) calendar days following receipt by Seller of written notice of such breach from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.01(a)(iii) and the basis for such termination or (2) is not thereafter continuing to use good faith efforts to cure such breach; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(iii) if Purchaser is in material breach of any of its representations, warranties, covenants or agreements set forth herein; or

(iv)  by Seller or Purchaser, by written notice to the other, if:

(A)  the Principal Closing shall not have occurred on or prior to January 2, 2025 (as may be extended, the “Outside Date”); provided, that if, as of January 2, 2025, any of the conditions set forth in Section 6.01(b) or Section 6.01(a) (to the extent due to a Restraint relating to the HSR Act, the ICA Approval, the Seller FCC Consents, the Seller PSC Consents or any other Consents from, or registrations, declarations or filings with, a Governmental Entity set forth on Section 6.01(b) of the Seller Disclosure Letter) shall not have been satisfied but all of the other conditions set forth in Article VI have been satisfied or waived (or, in the case of conditions which by their terms are to be satisfied at the Principal Closing, shall be capable of being satisfied on such date), then the Outside Date shall automatically be extended to April 2, 2025 which date shall thereafter be deemed to be the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(A) shall (1) not be available to any party whose failure (or whose Affiliate’s failure) to perform any material covenant or obligation under this Agreement has been the principal cause of or has resulted in the failure of the Principal Closing to occur on or prior to the Outside Date and (2) be subject to the proviso set forth in Section 7.01(a)(v); or

(B)  any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and non-appealable;

(v)  by Seller, if (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Principal Closing), (B) Seller has irrevocably confirmed by notice to Purchaser that all conditions set forth in Section 6.03 have been satisfied (other than those conditions which by their terms are to be satisfied at the Principal Closing) or that it is willing to waive any unsatisfied conditions in Section 6.03, and that it is ready, willing and able to consummate the Principal Closing on the fifth (5th) Business Day immediately following such notice, (C) the Principal Closing shall not have been consummated on the fifth (5th) Business Day immediately following the delivery of such notice, due solely to Purchaser’s failure to consummate the Principal Closing, and (D) Seller stood ready, willing and able to consummate the Principal Closing during the entirety of such five (5) Business Day period and irrevocably confirmed such fact in writing to Purchaser on or prior to the end of such five (5) Business Day period; provided, that, notwithstanding anything in Section 7.01(a)(iv)(A) to the contrary, neither Seller nor Purchaser shall be permitted to terminate this Agreement pursuant to Section 7.01(a)(iv)(A) during the five (5) Business Day period following delivery of the notice referred to in clause (B) above.

(b)  In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall promptly be given to the other party and this Agreement shall be terminated and the Transactions shall be abandoned, without further action by any party.  If this Agreement and the Transactions are terminated and abandoned as provided herein, all confidential information received by Purchaser or any of its Affiliates or any of their respective officers, directors, employees, equityholders, agents or Representatives with respect to the business of Seller or its Affiliates (including the Group Companies) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02  Effect of Termination.  (a)  If this Agreement is terminated and the Transactions are abandoned pursuant to Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the following provisions which shall survive such termination:

(i)  Section 5.03 (relating to the obligation of Purchaser and Seller to keep confidential certain information obtained by it);

(ii)  Section 5.05 (relating to certain expenses);

(iii)  Section 5.08 (relating to publicity);

(iv)  Section 5.19(d) (relating to expense reimbursement and indemnification);

(v)  Article VII (relating to termination); and

(vi)  Article IX (relating to general matters).

(b)  If this Agreement is terminated and the Transactions are abandoned pursuant to Section 7.01, other than as set forth in Section 7.02(a), there shall be no Liability on the part of any party to any other Person with respect to this Agreement; provided, however, that nothing herein shall (i) relieve any party from Liability in connection with any Willful Breach (subject to Section 7.03) or Actual Fraud, (ii) relieve Purchaser’s obligation to pay the Termination Fee pursuant to Section 7.03, or (iii) impair the right of Seller or Purchaser to compel specific performance, if any, under Section 9.05 by the other party of its surviving obligations under this Agreement; provided, further, that, notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser’s Liability under this Agreement exceed the Termination Fee.

SECTION 7.03  Termination Fee.  (a)  In the event that Seller shall terminate this Agreement pursuant to Section 7.01(a)(ii) (as a result of Purchaser’s Willful Breach) or Section 7.01(a)(v), or Purchaser shall terminate this Agreement pursuant to Section 7.01(a)(iv)(A) and at such time Seller could have terminated this Agreement pursuant to Section 7.01(a)(v), then Purchaser shall pay or cause to be paid to Seller a termination fee of

$40,200,000 in cash (the “Termination Fee”) by wire transfer of immediately available funds simultaneously with such termination so long as Seller has provided Purchaser with wire instructions for such payment (or, otherwise, within one (1) Business Day following receipt of such wire instructions), it being understood that in no event shall Purchaser be required to pay or cause to be paid the Termination Fee on more than one occasion.

(b)  Each of Seller and Purchaser acknowledges that (i) the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other party would not enter into this Agreement and (ii) the Termination Fee shall constitute liquidated damages and not a penalty. Accordingly, if Purchaser fails to timely pay or cause to be paid any amount actually due pursuant to this Section 7.03, and, in order to obtain the payment, Seller commences a Proceeding which results in a judgment against Purchaser for the payment set forth in this Section 7.03, Purchaser shall pay or cause to be paid to Seller its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding; provided that if such Proceeding results in a judgment in favor of Purchaser, Seller shall pay or cause to be paid to Purchaser its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding.

(c)  Notwithstanding anything to the contrary set forth in this Agreement, each of the parties expressly acknowledges and agrees that, in the event the Agreement is terminated, Seller’s right to receive the Termination Fee, if and when payable, shall be the sole and exclusive monetary damages remedy (whether in Contract or in tort, in Law or in equity, or granted by statute or otherwise) of Seller or any Seller Group Member against Purchaser, the Equity Investors or any of their respective former, current or future general or limited partners, shareholders, managers, members, investors, directors, officers or Affiliates (collectively, the “Purchaser Related Parties”) or the Lender Related Parties for any and all Losses in respect of, relating to or arising out of this Agreement (or the abandonment or termination thereof for any reason or for no reason), the Transaction Agreements, the Transactions, the Financing Letters, the Limited Guarantee (or the abandonment or termination thereof for any reason or for no reason) or the transactions contemplated thereby or a breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect of this Agreement, the Transaction Agreements, the Financing Letters or the Limited Guarantee or any oral representation made or alleged to be made in connection herewith or therewith.

(d)  Upon the termination of this Agreement, (i) none of the Purchaser Related Parties or the Lender Related Parties shall have any further Liability or obligation to Seller or any Seller Group Member or their Related Parties in respect of, relating to or arising out of this Agreement (or the abandonment or termination thereof for any reason or for no reason), the Transaction Agreements, the Transactions, the Financing Letters, the Limited Guarantee (or the abandonment or termination thereof for any reason or for no reason) or the transactions contemplated thereby or a breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect of this Agreement, the Transaction Agreements, the Financing Letters or the Limited Guarantee or any oral representation made or alleged to be made in connection herewith or therewith, and (ii) no Seller or any Seller Group Member, nor any of its Related Parties, shall seek to recover any Losses or monetary damages or seek any other remedy (whether by or through attempted piercing of the corporate veil and whether in Contract or in tort, in Law or in equity, or granted by statute or otherwise) against the Purchaser Related Parties or the Lender Related Parties in respect of, relating to or arising out of this Agreement (or the abandonment or termination thereof for any reason or for no reason), the Transaction Agreements, the Transactions, the Financing Letters, the Limited Guarantee (or the abandonment or termination thereof for any reason or for no reason) or the transactions contemplated thereby or a breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect of this Agreement, the Transaction Agreements, the Financing Letters, or the Limited Guarantee or any oral representation made or alleged to be made in connection herewith or therewith, in each case, other than payment of the Termination Fee, if due, by Purchaser to Seller pursuant to this Section 7.03.  For the avoidance of doubt, Seller may pursue both a grant of specific performance or other equitable remedies to the extent permitted by Section 9.05 and the payment of the Termination Fee pursuant to this Section 7.03; provided, that under no circumstances shall Seller be permitted or entitled to receive both (A) a grant of specific performance of the consummation of the Principal Closing pursuant to Section 9.05 and (B) the payment of the Termination Fee pursuant to this Section 7.03 in connection with this Agreement or any termination of this Agreement. This Section 7.03 as it relates to the Lender Related Parties shall survive the consummation of the Transactions.

ARTICLE VIII

Indemnification

SECTION 8.01  General Indemnification by Seller. (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the applicable Closing, Seller shall (without duplication with respect to any other payment made pursuant to this Agreement) indemnify Purchaser and the other Purchaser Indemnitees against, and hold it harmless from, any loss, Liability, claim, damage, Tax (solely to the extent provided in Section 5.07(a)), fee, award, court costs, or expenses (including interest and any reasonable and documented third-party legal, consultant, and advisor fees and expenses), judgments, fines, demands, penalties, and amounts paid in settlement (in the case of settlements), assessments or deficiencies of any kind (collectively, “Losses”) suffered or incurred by Purchaser, its Affiliates (including the Group Companies after the applicable Closing) and each of their respective officers, directors, partners, managers, employees, direct or indirect equityholders, agents, and Representatives (collectively, the “Purchaser Indemnitees”) to the extent arising or resulting from or relating to:

(i)  the Seller Business (including the ownership or operation thereof), whether any such Loss arises before or after applicable Closing, is known or unknown or is contingent or accrued;

(ii)  any inaccuracy or breach of the Seller Fundamental Representations;

(iii)  any amounts for which Seller is liable to Purchaser Indemnitees under Section 5.07(a);

(iv)  consummating the Pre-Closing Actions (excluding any Losses to the extent arising or resulting from or relating to the underlying assets or properties of the Business or the Group Companies subject to the Pre-Closing Actions or any Liabilities of the Business or the Group Companies not specifically arising or resulting from or relating to the Pre-Closing Actions);

(v)  any breach or non-fulfillment of any Post-Closing Covenant to be performed by Seller or any Seller Group Member;

(vi)  any Interim Breach of a Specified Interim Representation; or

(vii)  the matters set forth on Section 8.01(a)(vii) of the Seller Disclosure Letter.

(b)  Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05, (ii) claims of, or causes of action arising from, Actual Fraud, and (iii) claims arising from breach of the covenants and agreements included in Article V or in any Transaction Agreement to be performed fully or in part following the Closing, Purchaser, on behalf of itself and each other Purchaser Indemnitee, agrees that its sole and exclusive remedy after the applicable Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, Purchaser, on behalf of itself and each other Purchaser Indemnitee, hereby waives, from and after the applicable Closing, any and all rights, claims, and causes of action (other than those expressly contemplated by clauses (i), (ii) and (iii) of the immediately preceding sentence) it or any Purchaser Indemnitee may have against Seller or any Seller’s Affiliates arising under or based upon this Agreement, any certificate delivered in connection herewith, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.01(b) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Purchaser may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Purchaser be entitled to receive indemnification for any Losses to the extent the amount of such Losses are reflected and adjusted for in the calculation of Closing Working Capital, Closing Indebtedness and therefore reflected and adjusted for in the calculation of the Final Closing Date Amount. Nothing in this Section 8.01 shall (A) prevent any Purchaser Indemnitee from seeking recovery, or recovering, under any R&W Insurance Policy or other insurance policies, including the Available Insurance Policies or (B) in any way limit or impair Purchaser’s rights set forth in Section 5.07.

SECTION 8.02  General Indemnification by Purchaser.  (a)  Subject to the terms (including the limitations) set forth in this Article VIII, from and after the applicable Closing, Purchaser shall indemnify Seller against, and hold it harmless from, any Loss suffered or incurred by Seller, any Seller Group Members and each of their respective officers, directors, employees, equityholders, agents, and Representatives (collectively, the “Seller Indemnitees”) (other than any Loss relating to Taxes) to the extent arising or resulting from or relating to (i) the Business (including the ownership or operation, but not the sale, thereof), whether any such Liability arises before or after the applicable Closing, is known or unknown or is contingent or accrued, or (ii) any breach or non-fulfillment of any Post-Closing Covenant to be performed by Purchaser or any of its Affiliates (including, after the Principal Closing, the Company and the Company Subsidiaries, and after the Subsequent Closing, the Subsequent Transferred Company).

(b)  Except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 9.05 and (ii) claims of, or causes of action arising from, Actual Fraud, Seller, on behalf of itself and each other Seller Indemnitee, agrees that its sole and exclusive remedy after the applicable Closing with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, Seller, on behalf of itself and each other Seller Indemnitee, hereby waives, from and after the applicable Closing, any and all rights, claims, and causes of action (other than those expressly contemplated by clauses (i) and (ii) of the immediately preceding sentence) it or any Seller Indemnitee may have against Purchaser or any of Purchaser’s Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith or any applicable Law, in each case except pursuant to the indemnification provisions set forth in this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.02(b) shall in any way impair the rights and obligations of Purchaser and Seller to resolve disputes with respect to the Closing Statement and the calculation of the Final Closing Date Amount pursuant to Section 1.04, and the fact that Seller may have the right to pursue a claim for indemnification under Article VIII with respect to any facts or circumstances shall not operate to impair the application of Section 1.04 in accordance with its terms; provided, however, that in no event shall Seller be entitled to receive indemnification for any Losses to the extent the amount of such Losses are reflected in the calculation of Closing Working Capital, Closing Indebtedness and therefore reflected in the calculation of the Final Closing Date Amount.

SECTION 8.03  Calculation of Losses; Mitigation.  (a)   The amount of any Loss for which indemnification is provided under this Article VIII or Section 5.07(a) shall be (i) net of any amounts recovered by the indemnified party under insurance policies or otherwise with respect to such Loss (after taking into account costs of collection and any increase in premium) and (ii) reduced or offset by any Tax deductions, credits or similar attributes actually realized by any Purchaser Indemnitee as a result of such Loss in the taxable year in which such Loss occurred. The amount of the Loss arising out of any item included as a liability in calculating Closing Working Capital, Closing Indebtedness, if any, shall be calculated net of the amount so included.

(b)  Notwithstanding anything to the contrary herein or provided under applicable Law, Losses shall not include any punitive damages, in each case, except to the extent required to be paid pursuant to a Third Party Claim.

(c)  Purchaser and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate with each other with respect to resolving any claim or Liability with respect to which one party is obligated to indemnify the other party or a Seller Indemnitee or Purchaser Indemnitee hereunder, including by using commercially reasonable efforts to (i) resolve any such claim or Liability and (ii) mitigate any Loss for which indemnification is sought under this Agreement; provided, however, that any reasonable and documented out-of-pocket costs of such mitigation shall constitute Losses for purposes of this Agreement.

SECTION 8.04  Termination of Indemnification.  The obligations to indemnify and hold harmless any party pursuant to (a) Section 8.01(a)(i), 8.01(a)(vii) or Section 8.02(a)(i) shall terminate upon the earlier of (i) the third (3rd) anniversary of the Principal Closing Date and (ii) the expiration of the applicable statute of limitations, (b) Section 5.07(a) and Section 8.01(a)(iii) shall terminate upon the sixth (6th) anniversary of the Principal Closing Date, (c) Sections 8.01(a)(ii), 8.01(a)(v), 8.01(a)(vi) or Section 8.02(a)(ii) shall terminate, with respect to the applicable representations, warranties, covenants or agreements subject thereto, upon the applicable Survival Period Termination Date and (d) Section 8.01(a)(iv) shall terminate upon the first (1st) anniversary of the Principal Closing Date; provided, however, that, in each case, such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a good faith claim by delivering a notice of such claim in writing (stating in reasonable detail the basis of such claim) pursuant to Section 8.05 or Section 5.07(b), as applicable, to the party obligated to provide the indemnification.

SECTION 8.05  Indemnification Procedures.  (a)  In order for a Person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.01 or Section 8.02 in respect of, arising out of or involving a claim made by any third Person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the party required to provide indemnification therefor (the “indemnifying party”) in writing (and in reasonable detail) of the Third Party Claim (such notice, a “Claim Notice”) promptly, but in any event within twenty (20) Business Days, after receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent that such failure has an actual and material prejudicial effect on the defenses or other rights available to the indemnifying party with respect to such Third Party Claim, and then only to the extent thereof.  The Claim Notice shall (i) state that the indemnified party has paid or properly accrued Losses or anticipates that it will incur Liabilities for Losses for which such indemnified party is entitled to indemnification pursuant to this Agreement and (ii) specify in reasonable detail, to the extent then known, each item of Loss included in the amount so stated, the basis for any anticipated Liability, the breach of representation, warranty, covenant or agreement to which each such item is related and the computation of the amount to which such indemnified party claims to be entitled hereunder.  Thereafter, the indemnified party shall deliver to the indemnifying party, within ten (10) Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)  Assumption.  If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party.  Should the indemnifying party so elect in writing to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof.  If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense.  The indemnifying party shall be liable for the reasonable and documented fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim in accordance with Section 8.05(a)).  If the indemnifying party chooses to defend or prosecute a Third Party Claim, all of the indemnified parties shall reasonably cooperate in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to testify and provide additional information and explanation of any material provided hereunder.  Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent. If the indemnifying party assumes the defense of a Third Party Claim, the indemnifying party shall defend such Third Party Claim diligently to final conclusion or settlement of such Third Party Claim; provided, however, that the indemnifying party shall not, without prior written consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would reasonably be expected to result in (i) injunctive or other nonmonetary relief against the indemnified party, including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnified party or (ii) a finding or admission of fault or misconduct by the indemnified party.  Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense and control of, and shall pay the fees and expenses of counsel retained by, the indemnified party in connection with a Third Party Claim as they are incurred if: (A) such Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) such Third Party Claim seeks non-monetary relief which, if granted, could adversely affect the indemnified party, and that after conferring with its outside counsel, cannot be readily separated from any related claim for money damages (provided, that if such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages), (C) the monetary relief being sought is in excess of the amount that the indemnifying party is required to indemnify the indemnified party for, (D) the indemnified party has been advised in writing by counsel that a reasonable likelihood exists of conflict of interest between the indemnifying party and the indemnified party, or (E) where a Purchaser Indemnitee is the indemnified party, the indemnified party has made a claim with the insurer under the R&W Insurance Policy with respect to such Third Party Claim in accordance with the terms of the R&W Insurance Policy, if applicable.

(c)  Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 8.01 or Section 8.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party (a “Direct Claim”), the indemnified party shall promptly deliver written notice of such claim (describing such claim in reasonable detail) to the indemnifying party.  Subject to Section 8.07, the failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any Liability that it may have to such indemnified party under Section 8.01 or Section 8.02, except to the extent such failure has an actual and material prejudicial effect on the defenses or other rights available to the indemnifying party with respect to such Direct Claim.  If the indemnifying party does not notify the indemnified party within forty-five (45) calendar days following its receipt of such notice that the indemnifying party disputes its Liability to the indemnified party under Section 8.01 or Section 8.02, such claim specified by the indemnified party in such notice shall be conclusively deemed a Liability of the indemnifying party under Section 8.01 or Section 8.02, and the indemnifying party shall pay the amount of such Liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

(d)  Order of Recovery. Each party acknowledges and agrees that, subject to the limitations set forth herein, any amounts owed with respect to Losses subject to indemnification pursuant to Section 8.01(a)(ii) (Seller Fundamental Representations) and Section 8.01(a)(iii) (Taxes) shall be paid as follows: (i) first, from Seller up to the Retention Amount, (ii) second, from the R&W Insurance Policy, and (iii) third, solely with respect to any amounts owed with respect to Losses subject to indemnification pursuant to (A) Section 8.01(a)(ii) (Seller Fundamental Representations), if the Purchaser Indemnitees have fully eroded the Retention Amount and fully exhausted coverage under the R&W Insurance Policy (i.e., have recovered at least $65,000,000 under the R&W Insurance Policy), and (B) Section 8.01(a)(iii) (Taxes), solely to the extent relating to any Losses described in clause (A) or (B) of Section 5.07(a)(i), in the case of the foregoing clauses (x) and (y), from Seller up to an aggregate amount equal to the Indemnification Cap.

(e)  Limitations on Indemnification. Notwithstanding anything to the contrary herein, (i) with respect to any claims for indemnification pursuant to Section 8.01(a)(ii) (Seller Fundamental Representations) and Section 8.01(a)(iii) (Taxes) to the extent relating to any Losses described in clause (A) or (B) of Section 5.07(a)(i) only, Seller shall not be liable at any time for an aggregate amount in excess of the Purchase Price; (ii) with respect to any claims for indemnification pursuant to Section 8.01(a)(iii) (Taxes) (A) to the extent relating to any Losses described in clauses (C) to (H) of Section 5.07(a)(i), Seller shall not be liable at any time for an aggregate amount in excess of the Retention Amount and (B) to the extent relating to any Losses described in clause (A) or (B) of Section 5.07(a)(i), Seller shall not be liable at any time for an aggregate amount in excess of the Indemnification Cap; provided, that to the extent any Losses arising under clause (A) or (B) of Section 5.07(a)(i) also arise under clauses (C) to (H) of Section 5.07(a)(i), the parties agree such Losses shall be treated as arising under clause (A) or (B) of Section 5.07(a)(i), as applicable, only; (iii) with respect to any claims for indemnification pursuant to Section 8.01(a)(vi) (Specified Interim Representations), (A) the Purchaser Indemnitees shall not be entitled to indemnification for any claim thereunder unless and until the aggregate amount of all indemnifiable Losses for which Seller would, but for this clause (A), be liable thereunder exceeds on a cumulative basis an amount equal to $2,000,000 (the “Deductible”), and thereafter Seller shall be liable only for the amount of Losses in excess of the Deductible, and (B) Seller shall not be liable at any time for an aggregate amount in excess of $10,000,000; and (iv) with respect to any claims for indemnification pursuant to Section 8.01(a)(vii) (Specified Indemnities), (A) the Purchaser Indemnitees shall not be entitled to indemnification for any claim thereunder unless and until the aggregate amount of all indemnifiable Losses for which Seller would, but for this clause (A), be liable thereunder exceeds on a cumulative basis an amount equal to the Deductible, and thereafter Seller shall be liable only for the amount of Losses in excess of the Deductible, and (B) Seller shall not be liable at any time for an aggregate amount in excess of $10,000,000.  Notwithstanding any other provision of this Agreement to the contrary, in no event shall any party be entitled to indemnification under this Article VIII or Section 5.07(a) with respect to any amounts to the extent that such amounts are taken into account in computing the Final Closing Date Amount pursuant to Section 1.04.

(f)  R&W Insurance Policy.  Purchaser shall, and shall cause its Representatives to, meet the conditions in the conditional binder for the R&W Insurance Policy, such that coverage is bound under the R&W Insurance Policy as of the Principal Closing and thereafter, such policy upon becoming bound in connection with the Principal Closing and in accordance with the terms of this Agreement, shall at such time be deemed to constitute the “R&W Insurance Policy” for purposes of this Agreement.  Except as consented to by Seller in writing, the R&W Insurance Policy shall at all times provide that: (i) the insurer shall not have, and shall waive and not pursue, any and all subrogation rights against the Seller Group Members (other than in connection with Actual Fraud) and (ii) the Seller Group Members are third-party beneficiaries of such waiver.  Except as consented to by Seller in writing, Purchaser shall not amend the R&W Insurance Policy in any manner adverse to Seller or the other Seller Group Members (including with respect to the subrogation provisions, the exclusion provisions, the Retention Amount or the limit of liability).  All premium, underwriting costs, brokerage commission for its brokers and any Taxes related to the R&W Insurance Policy shall be borne solely and exclusively by Purchaser.

SECTION 8.06  Tax Treatment of Payments.  Any payment made under Section 5.07 and this Article VIII shall be treated as an adjustment to the Purchase Price for Tax purposes unless otherwise required by applicable Law.

SECTION 8.07  Survival of Representations and Covenants.  None of the representations, warranties, covenants, and agreements contained in this Agreement shall survive the Principal Closing (the date on which any such representation, warranty or covenant ceases to survive, as applicable, being referred to herein as the “Survival Period Termination Date”), except for (a) the covenants and agreements set forth in this Agreement that by their terms are to be performed in whole or in part after the Principal Closing (including with respect to the Subsequent Closing) (a “Post-Closing Covenant”), which covenants and agreements shall remain in full force and effect in accordance with their express terms, (b) the covenants and agreements in Section 5.07, which shall survive the Principal Closing until the sixth (6th) anniversary of the Principal Closing Date, (c) the Seller Fundamental Representations, which shall survive the Principal Closing until the sixth (6th) anniversary of the Principal Closing Date, at which date such Seller Fundamental Representations shall terminate, and (d) the Specified Interim Representations, which (i) to the extent related to the Group Companies (other than the Subsequent Transferred Company) or the Transferred Units, shall survive the Principal Closing until the end of the Principal Closing Date, after which date such Specified Interim Representations shall terminate, and (ii) to the extent related to the Subsequent Transferred Company or the Subsequent Transferred Units, shall survive the Principal Closing until the end of the Subsequent Closing Date, after which date such Specified Interim Representations shall terminate; provided, however, that nothing herein shall limit the ability of Seller or Purchaser to bring any claims related to Actual Fraud after the Survival Period Termination Date.  The expiration of any representation or warranty or any Post-Closing Covenant shall not affect any indemnification claim for breaches of representations or warranties or any Post-Closing Covenant with respect to the matters set forth in a corresponding Claim Notice if a Claim Notice with respect to such indemnification claim is delivered prior to the applicable Survival Period Termination Date.  The parties acknowledge and agree that with respect to any claim that any party may have against the other party that is permitted pursuant to the terms of this Agreement, the Survival Period Termination Dates set forth and agreed to in this Section 8.07 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.  Notwithstanding anything to the contrary herein, this Section 8.07 shall not limit any claim or recovery available to any of the Purchaser Indemnitees under the R&W Insurance Policy or any other insurance policy applicable to any Purchaser Indemnitees or the Transactions (including the Available Insurance Policies).

ARTICLE IX

General Provisions

SECTION 9.01  Amendments and Waivers.  This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced.  The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.  Notwithstanding the foregoing, no amendments or waivers to the provisions of which the Lender Related Parties are expressly made third party beneficiaries pursuant to Section 9.03 shall be permitted in any manner adverse in any material respect to any Lender Related Party without the prior written consent of such Lender Related Party.

SECTION 9.02  Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of Law in connection with a merger or consolidation of such party) without the prior written consent of the other parties; provided, that Purchaser may assign all of its rights under this Agreement or any related documents to: (a) any of its Affiliates and (b) any Lender or other Debt Financing Source (including any collateral agent or trustee for the Lenders or other Debt Financing Sources) as collateral security, in each case, so long as such assignment would not have, and would not reasonably be expected to have, a Purchaser Material Adverse Effect; provided, however, that any such assignment shall not relieve Purchaser of its obligations under this Agreement.  Any attempted assignment in violation of this Section 9.02 shall be null and void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.03  No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties and their successors and permitted assigns, any legal or equitable rights or remedies hereunder; provided, however, that each of this Section 9.03 and Article VIII is intended to be for the benefit of, and be enforceable by, the Purchaser Indemnitees and the Seller Indemnitees, as applicable; provided further, however, that each of this Section 9.03 and Section 5.12 is intended to be for the benefit of, and be enforceable by, the D&O Indemnitees; provided further, however, that each of this Section 9.03, Section 5.17, and Section 5.19(d) is intended to be for the benefit of, and be enforceable by the Seller Releasees and the Purchaser Releasees, as applicable; provided further, however, that each of this Section 9.03, Section 7.02, Section 7.03(c), Section 9.01, Section 9.02, Section 9.11(b), Section 9.12, Section 9.13, and Section 9.14 (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of this Section 9.03, Section 7.02, Section 7.03(c), Section 9.01, Section 9.02, Section 9.11(b), Section 9.12, Section 9.13, or Section 9.14) is intended to be for the benefit of, and be enforceable by, each Lender Related Party; provided further, however, that each of this Section 9.03, Section 5.06(g), Section 7.02, and Section 7.03(c) is intended to be for the benefit of, and be enforceable by, each Purchaser Related Party.

SECTION 9.04  Notices.  All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by email, and shall be deemed to have been duly delivered and received hereunder on the date of dispatch by the sender thereof (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case to the intended recipient as set forth below (or to such other recipient as designated in a written notice to the other parties in accordance with this Section 9.04):

(i) if to Purchaser,

c/o TowerBrook Capital Partners L.P. Park Avenue Tower 65 East 55th Street, 19th Floor New York, New York 10022
Attention: Email:	Glenn Miller, Co-Global General Counsel glenn.miller@towerbrook.com with copies to (which copies alone shall not constitute notice):

Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 United States of America
Attention:	Brien M. Wassner Grace Jamgochian
Email:	BWassner@sidley.com Grace.Jamgochian@sidley.com

(ii) if to Seller,

Cincinnati Bell Inc. 221 East Fourth Street Cincinnati, Ohio 45202
Attention:	Mary E. Talbott
Email:	mary.talbott@altafiber.com

with copies to (which copies alone shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 United States of America
Attention:	Robert I. Townsend, III, Esq. O. Keith Hallam, III, Esq.
Email:	RTownsend@cravath.com KHallam@cravath.com

(iii) if to the Company,

c/o Cincinnati Bell Inc. 221 East Fourth Street Cincinnati, Ohio 45202
Attention:	Mary E. Talbott
Email:	mary.talbott@altafiber.com

with copies to (which copies alone shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 United States of America
Attention:	Robert I. Townsend, III, Esq. O. Keith Hallam, III, Esq.
Email:	RTownsend@cravath.com KHallam@cravath.com

SECTION 9.05  Right to Specific Performance.  The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, subject to this Section 9.05, the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 9.11, this being in addition to any other remedy to which any such party is entitled at Law or in equity.  The right to specific enforcement shall include the right of Seller to cause Purchaser and Purchaser to cause Seller to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement and any other Transaction Agreement.  The parties further agree (a) to cooperate fully in any attempt by the other party to obtain any such equitable remedy, (b) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (c) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy, and (d) that the availability, if applicable, of the Termination Fee as set forth in Section 7.03 as an alternative to equitable relief does not diminish or otherwise impair in any respect Seller’s right to specific enforcement. The parties acknowledge and agree that the right of specific enforcement is an integral part of the Transactions and without that right, such parties would not have entered into this Agreement.  Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the right of Seller to seek an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligation to cause the Equity Financing to be funded to effect the Principal Closing (but not the right of Seller to seek injunctions, specific performance or other equitable remedies for any other reason under this Agreement) shall be subject to the requirements that (i) all conditions in Section 6.01, Section 6.02 and Section 6.03 have been and continue to be satisfied or waived (other than those conditions which by their terms are to be satisfied at the Principal Closing) at the time when the Principal Closing would have been required to occur, but for the failure of the Equity Financing to be funded, (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Principal Closing if the Equity Financing is funded at the Principal Closing or specific performance to cause the funding of the Debt Financing is granted, (iii) Seller has given an irrevocable written notice to Purchaser that it is ready, willing and able to consummate the Principal Closing, and (iv) Purchaser fails to consummate the Principal Closing by the date the Principal Closing is required to have occurred in accordance with Section 1.02.

SECTION 9.06  Interpretation; Annexes; Exhibits and Schedules; Certain Definitions.  (a)  The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms.  The words “include”, “includes”, and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.  Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof”, and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Annexes, Exhibits, and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) any reference herein to “material to the Business” shall be construed to mean “material to the Business, taken as a whole”, (vii) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, and if not specified in the Accounting Principles, with GAAP, (viii) this Agreement shall be deemed to have been drafted by Purchaser and Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (ix) all references or citations in this Agreement to Laws shall, when the context requires, be considered references or citations to any successor Laws, and shall be deemed to also refer to all rules and regulations promulgated thereunder, (x) the word “or” shall not be exclusive, (xi) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (xii) the words “ordinary course of business” shall be construed to be followed by the words “consistent with past practice,” (xiii) all references in this Agreement to “party” shall mean a party to this Agreement, except as the context otherwise requires, and (xiv) the phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties, except that in the case of “made available” to Purchaser prior to Principal Closing, material that has been posted in the Data Room and to which, and to the extent to which, Purchaser and its Representatives have had access no later than 9:00 p.m., New York City time, one (1) calendar day prior to the date of this Agreement.

(b)  For all purposes hereof:

“Accounting Principles” means the accounting principles set forth on Exhibit D.

“Actual Fraud” means an actual and intentional fraud under Delaware common law committed by a party with respect to the representations and warranties made in Article II, Article III or Article IV of this Agreement, as applicable, the Seller Disclosure Letter or in any certificate or agreement contemplated by this Agreement or delivered pursuant hereto.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided, that, for the avoidance of doubt, with respect to Purchaser, the term “Affiliate” (i) shall include, after the Principal Closing, the Company and the Company Subsidiaries, and after the Subsequent Closing, the Subsequent Transferred Company, and (ii) notwithstanding the foregoing, shall not include (A) any investment fund managed or advised, directly or indirectly, by TowerBrook Capital Partners L.P. (“TowerBrook”) or any of its Affiliates (other than with respect to Sections 2.03(b), 3.04(b), 4.04, 4.08, 4.10, 5.01(a)(v), 5.03, 5.07(b)(i), 5.07(b)(ii), 5.08, 7.01(b), 7.02(a) (solely to the extent relating to Sections 5.03, 5.08, 7.01(b), 7.03(c), 9.07(a) and 9.14), 7.03(c), 9.07(a), 9.14, definition of “Purchaser Related Parties” and definition of “Related Party”) or (B) any portfolio company of TowerBrook or its Affiliates.  Notwithstanding the foregoing, (1) with respect to Seller, the term “Affiliate” shall only comprise Red Fiber Holdings LLC and the Group Companies, and (2) with respect to the Group Companies, the term “Affiliate” shall only comprise Red Fiber Holdings LLC, Seller, and the other Group Companies; provided, however, that the term “Seller Group Member” shall mean any Affiliate of Seller and any direct or indirect Subsidiary of Seller.

“Alternative Proposal” means any inquiry, proposal, indication of interest or offer from any Person (other than Purchaser) relating to any of the following: (i) any direct or indirect acquisition or purchase of any portion of any Equity Interests of any of the Group Companies or other material assets of the Group Companies, (ii) any merger, consolidation or other business combination relating to any of the Group Companies, or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to any of the Group Companies, in each case other than the Transactions.

“Assumed Benefit Plan” means any Benefit Plan (i) that is sponsored or maintained by any Group Company, (ii) to which any Group Company is a party or (iii) that transfers to Purchaser or its Affiliates under applicable non-U.S. Law as a result of the Transactions.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company as of September 30, 2023.

“Bankruptcy Code” means the United States Bankruptcy Code, 11 U.S.C.A. §§ 101 et seq. or any federal or state insolvency laws or laws for composition of indebtedness or for the reorganization of debtors.

“Beneficial Ownership Regulation” means 31 C.F.R. Section 1010.230, as amended.

“Benefit Plan” means, collectively, all “employee benefit plans” (as defined in Section 3(3) of ERISA) and all other employment, consulting, individual independent contractor, indemnification, bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, termination, change in control, disability, vacation, paid time-off, death benefit, hospitalization, medical, welfare, fringe, or other compensation or benefit plans, arrangements, policies, programs, practices, agreements, or understandings (other than any arrangement maintained by a Governmental Entity), in each case (i) that are sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any Seller Group Member (or under or with respect to which Seller or any Seller Group Member has, or could reasonably be expected to have, any Liability), in each case, (A) either for the benefit of any current or former Service Provider of the Business or (B) in which any current or former Service Provider of the Business participates, or (ii) to which Seller or any Seller Group Member is party with any current or former Service Provider of the Business.

“Business” means, collectively, the business and operations of Seller and the Seller Group Members with respect to selling and providing (i) managed information technology solutions (including related to cloud, communications and cyber), (ii) telephony and information technology equipment, software, and maintenance products, (iii) professional information technology consulting services, and (iv) staffing services in connection with the foregoing solutions, products, and services.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Business Intellectual Property” means all Intellectual Property owned by the Group Companies used in the Business.

“Business Software” means all proprietary Software owned by the Group Companies.

California Business” means that portion of the voice services provided by CBTS Technology Solutions LLC to its customers to the extent identified and reported in CBTS Technology Solutions LLC’s regulatory and tax reports as intrastate voice services subject to the jurisdiction of the California Public Utilities Commission originating and terminating within the state of California, in each case, as such business (i) has been operated by the Company and the Company Subsidiaries prior to the execution of that certain Contribution and Transfer Agreement, dated as of January 23, 2024, by and among Seller, CBTS Technology Solutions LLC and the Subsequent Transferred Company (the “Contribution Agreement”), and (ii) will be operated by the Subsequent Transferred Company, pursuant to the Management Agreement or otherwise, from and after the execution of the Contribution Agreement.

“California Transaction Expenses” means any fees, costs, and expenses incurred by the Subsequent Transferred Company during the Subsequent Closing Interim Period or which become payable by or subject to reimbursement by the Subsequent Transferred Company during the Subsequent Closing Interim Period or for which the Subsequent Transferred Company is otherwise liable pursuant to an obligation arising during the Subsequent Closing Interim Period, whether or not invoiced and including any fees for services provided prior to the Subsequent Closing that are contingent on the occurrence of the Subsequent Closing, in each case, in connection with or relating to this Agreement and the other Transaction Agreements or the consummation of the Transactions, regardless of when payable (including the fees, costs, and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Subsequent Transferred Company, Seller or any Seller Group Member), including any brokerage fees, commissions, finders’ fees, or financial advisory fees arising out of or in connection with this Agreement or the Transactions.  For the avoidance of doubt, California Transaction Expenses shall not include (a) any amounts payable to directors, officers or consultants or Employees of the Business, in each case, as a result of any actions taken by the Group Companies, Purchaser or any of its Affiliates following the Principal Closing, (b) any fees, costs or expenses incurred by Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs, and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser) or (c) any fees, costs, expenses or obligations incurred by the Subsequent Transferred Company in connection with the Group Company Insurance Policies.

“Canadian COVID-19 Assistance” means any Tax-related plan, loan program, accommodation, credit refund, grant or assistance of any kind by any Governmental Entity in Canada related to COVID-19.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act.

“Cash” means, as of a given time, and without duplication, the aggregate amount of cash and cash equivalents (including marketable securities and short-term investments to the extent immediately convertible into cash without penalty) of the Group Companies as of such time; provided, that, Cash shall be calculated: (a) net of issued or outstanding checks, wires, transfers, drafts or pending electronic debits and (b) excluding any cash that is not freely usable by such Person because it is subject to restrictions or limitations on use or distribution, including any “restricted cash”, customer deposits, deposits with or from third parties, cash deposits held in escrow or as collateral or restrictions on dividends and repatriations (collectively, “Restricted Cash”).

“CBTS Receivables Financing Agreement” means the Receivables Financing Agreement, dated as of January 31, 2023, as amended by that certain First Amendment thereto, dated as of February 2, 2024, by and among CBTS Funding LLC, Cincinnati Bell Funding Canada Ltd., CBTS Technology Solutions LLC, OnX Enterprise Solutions Ltd., the various lenders, LC participants and group agents from time to time party thereto, PNC Bank, National Association, as administrator and as issuer of letters of credit and PNC Capital Markets LLC, as structuring agent.

“CBTS Receivables Financing Documents” means the CBTS Receivables Financing Agreement and the Transaction Documents (as defined in the CBTS Receivables Financing Agreement), but excluding the CBTS Performance Guaranty (as defined in the CBTS Receivables Financing Agreement).

“CBTS Receivables Financing Rollover Facility” means the accounts receivable securitization facility evidenced by the CBTS Receivables Financing Documents, as amended, restated, amended and restated, supplemented, modified, refinanced, replaced or extended pursuant to the CBTS Receivables Financing Rollover.

“CBTS Receivables Financing Shortfall Amount” means an amount (which shall not be below zero) equal to (i) the lesser of (a) $150,000,000 and (b) the sum of (x) $100,000,000 plus (y) the Initial Closing Date Amount minus (z) the Purchase Price; minus (ii) the maximum principal balance permitted to be outstanding under the CBTS Receivables Financing Rollover Facility on the Principal Closing Date determined based on the report delivered pursuant to Section 6.02(i) after giving effect to the CBTS Receivables Financing Rollover.

“CBTS Receivables Financing Shortfall Event” means Purchaser’s determination, in its reasonable good faith judgment after consultation with Seller, that a CBTS Receivables Financing Shortfall Amount shall exist as of the Principal Closing Date.

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a member agency.

“CFIUS Approval” means (i) Seller and Purchaser have received written notice from CFIUS that CFIUS has concluded that the Transactions are not “covered transactions” and are not subject to review under the DPA, (ii) Seller and Purchaser have received a written notice from CFIUS that it has concluded its review or investigation under the DPA with respect to the Transactions and determined that there are no unresolved national security concerns with respect to the Transactions, or (iii) CFIUS has sent a report (the “CFIUS Report”) to the President of the United States (“POTUS”) requesting POTUS’s decision, and POTUS has (A) announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions or (B) not taken any action to suspend, prohibit or place any limitations on the Transactions after fifteen (15) days from the date of receipt of the CFIUS Report.

“CFIUS Notice” means a notice with respect to the Transactions submitted to CFIUS by Seller and the Company pursuant to 31 C.F.R. Part 800, Subpart E in response to a request from CFIUS staff pursuant to 31 C.F.R. § 407(a)(1).

“Change of Control Payments” means, as of a given time, the aggregate amount of all change of control, bonus, termination, severance, retention or other similar payments, or any compensatory amounts, in any such case, that are payable by any Group Company to any current or former Service Provider of the Business or any other current or former employee, independent contractor, consultant or other service provider of any Group Company or any of their Affiliates in connection with or as a result of the consummation of the Transactions (and not conditioned upon any termination of employment initiated by Purchaser), together with the employer’s portion of any employment and payroll Taxes and including social security or similar contributions associated with the foregoing; provided, however, that in no event shall any payment (whether change of control, bonus, severance, retention or otherwise) made pursuant to an agreement or written arrangement adopted or entered into by Purchaser (or by a Group Company at the written direction of Purchaser), whether prior to, on or following the date of this Agreement, be considered Change of Control Payments.  For the avoidance of doubt, Change of Control Payments shall not include any amounts included in the calculation of Indebtedness, Working Capital or Transaction Expenses.

“Closing” means the Principal Closing or the Subsequent Closing, as the context requires.

“Closing Date” means the Principal Closing Date or the Subsequent Closing Date, as the context requires.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state or local Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Collective Bargaining Agreement” means each collective bargaining, works council, employee association or other labor union Contract applicable to any Employees of the Business.

“Company Retained Licensed Know-How” means any Know-How owned by a Group Company that is actually used in connection with and reasonably necessary for the operation or conduct of the business of the Seller or its Affiliates (other than the Group Companies) on or before the Principal Closing Date and reasonable extensions thereof.

“Company Subsidiary” means each Subsidiary of the Company.

“Consolidated Company Group” means any “affiliated group” (as defined in Section 1504(a) of the Code) that, at any time on or before the applicable Closing Date, includes or has included the Company or any Subsidiary or any direct or indirect predecessor of the Company or any Subsidiary, or any other group of corporations filing Tax Returns on a combined, consolidated, unitary or similar basis that, at any time on or before the applicable Closing Date, includes or has included the Company or any Subsidiary or any direct or indirect predecessor of the Company or any Subsidiary.

“Contract” means any contract, lease, sublease, mortgage, license, indenture, agreement, commitment, instrument, or other legally binding arrangement, whether written or oral, including all amendments, side letters, modifications, and supplements thereto.

“COVID-19” means the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, any subsequent waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, reduced capacity, social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Credit Support Obligations” means letters of credit, guarantees, surety bonds, trust agreements, accounts receivable recourse and repurchase agreements and other credit support instruments issued by Seller or any of its Affiliates (including the Group Companies) or third parties on behalf of Seller, any Group Company or the Business.

“Current Assets” means, as determined in accordance with the Accounting Principles, the consolidated total current assets of the Group Companies, but excluding (i) Cash, (ii) Restricted Cash and (iii) current and deferred income Tax assets.

“Current Liabilities” means, as determined in accordance with the Accounting Principles, the consolidated total current Liabilities of the Group Companies, but excluding (i) Indebtedness, (ii) Transaction Expenses, (iii) Change of Control Payments, and (iv) current and deferred income Tax Liabilities.

“Data Processor” means a natural or legal Person, public authority, agency or other body that processes Personal Information on behalf of or at the direction of the Group Companies.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended, including the regulations promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.

“Employee of the Business” means, as of any date or with respect to any period of time, each individual who, as of such date or at any time during such period, is (i) employed by Seller or any of its Affiliates (other than any Group Company) and primarily engaged in providing services to the Business or (ii) employed by a Group Company (whether or not such individual is on leave of absence).

“Environmental Laws” means any and all applicable Laws and Judgments issued, promulgated or entered into by or with any Governmental Entity relating to pollution, protection of human health and safety (as such relates to exposure to hazardous or toxic materials, chemicals, substances or wastes, or to pollutants or contaminants) or the environment, or preservation or reclamation of natural resources, including Laws and Judgments relating to the Release, generation, manufacture, processing, distribution, use, storage, transport, handling, labeling, remediation, or investigation of hazardous or toxic materials, chemicals, substances or wastes, or to pollutants or contaminants.

“Equity Interest” means any shares, interests, participations, other equity interests of any kind or other equivalents (however designated) of capital stock of a corporation and any and all ownership or equity interests of any kind in a Person (other than a corporation), including units, membership interests, partnership interests, profit participation, joint venture interests, phantom equity, equity appreciation rights, equity-based compensation, and beneficial interests, and any and all warrants, options, rights to vote or purchase, or any other rights or securities convertible into, exercisable for, measured by reference or related to or based on the value of any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade, or business (whether or not incorporated) that could be treated with any Group Company or Seller or any of its other Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001(b) of ERISA.

“Final Closing Date Amount” means an amount equal to:  (i) the Purchase Price plus (ii) the amount equal to (A) Closing Cash plus (B) the lesser of (x) Closing Working Capital and (y) $165,700,000 minus (C) Target Working Capital minus (D) Closing Indebtedness minus (E) Closing Transaction Expenses minus (F) Closing Change of Control Payments.

“Final Determination” means a determination made by a Taxing Authority in Canada (including pursuant to a settlement) or court of competent jurisdiction with respect to Taxes where all rights to object to or appeal from the determination (including any right to obtain relief under a competent authority or similar process) have been exhausted or have expired.

“GAAP” means generally accepted accounting principles in the United States in effect from time to time.

“Government Contract” means any Contract (including any purchase, delivery, or task order or grant), between the Company and (i) any Governmental Entity or (ii) any other Person where a Governmental Entity is the ultimate direct or indirect contracting party or funding source for the business, service, project or activity that is the subject of such Contract, such as where services are (A) provided directly or indirectly through a prime contractor to a Governmental Entity, or (B) funded directly or indirectly by a grant, assistance agreement, or other form of financial or in kind funding arrangement or agreement by a Governmental Entity.

“Group Companies” means the Company, the Company Subsidiaries and the Subsequent Transferred Company.

“Group Company Privacy Policies” means all of the internal and publicly posted written policies of the Group Companies regarding the processing of Personal Information.

“GST/HST/QST” means all goods and services tax and harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada), the Quebec sales tax imposed under the Act Respecting the Quebec Sales Tax and any other similar value added or sales tax imposed by a Governmental Entity in Canada under any applicable Law.

“Hazardous Materials” means any material, chemical, substance, or waste defined or identified as hazardous or toxic or as a pollutant or contaminant under any Environmental Law, including any petroleum or petroleum products, radioactive materials or wastes, asbestos or asbestos containing material, polychlorinated biphenyls, chlorofluorocarbons and other refrigerants or ozone-depleting substances, lead or lead-containing materials, urea formaldehyde foam insulation, and per- and polyfluoroalkyl substances, and any other material, chemical, substance, or waste that is prohibited or regulated by, or for which Liability is imposed under any Environmental Law.

“ICA Approval” means Purchaser has notified the Minister of the Transactions and: (i) the Minister has not sent to Purchaser a notice under subsection 25.2(1) of the ICA within the prescribed time period and the Governor in Council has not made an order under subsection 25.3(1) of the ICA in respect of the Transactions within the prescribed time period, or (ii) if such a notice has been sent or such an order has been made, Purchaser has subsequently received (A) a notice under paragraph 25.2(4)(a) of the ICA indicating that a review of the Transactions on grounds of national security will not be commenced, (B) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the Transactions, or (C) a copy of an order under paragraph 25.4(1)(b) of the ICA authorizing the Transactions on terms and conditions satisfactory to Purchaser.

“Indebtedness” means, as of a given time and as calculated in accordance with the Accounting Principles (to the extent applicable), without duplication, the aggregate Liabilities, including the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any breakage, early termination, make-whole or prepayment premiums, costs, fees, expenses, or penalties or other monetary obligations payable as a result of the consummation of the Transactions), arising under or in connection with any obligations of the Group Companies consisting of: (i) indebtedness for borrowed money, (ii) indebtedness evidenced by bonds, notes, debentures or other similar instruments, debt securities or by letters of credit, bank guarantees, bankers’ acceptance, surety or performance bonds or similar instruments (but only to the extent drawn), (iii) purchase money obligations, conditional sale obligations, obligations under any title retention agreement (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such assets) and all other obligations relating to the deferred purchase price of property, assets, securities or services regardless of how structured (which shall be calculated at the maximum potential amount due), including with respect to past acquisitions, including earnouts, seller notes, post-closing true-ups to the extent applicable, holdbacks and other similar payment obligations, whether contingent or otherwise (in each case other than trade payables and repurchase obligations, in each case, incurred in the ordinary course of business to the extent included in Working Capital), (iv) obligations in respect of amounts outstanding under overdraft or similar lines, including working capital facilities, (v) the capital or finance leases set forth on Section 3.09(a)(iv) of the Seller Disclosure Letter or any other lease of (or other arrangements conveying the right to use) real or personal property entered into after the date hereof which obligation is required to be classified and accounted for as a capital or finance lease or as has been classified as a capital or finance lease in the Unaudited Financial Statements (excluding, for the avoidance of doubt, any lease classified and accounted for as an operating lease), (vi) obligations in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (vii) obligations under any factoring programs, (viii) the sum (which shall not be below zero) of (A) accrued and unpaid income Taxes of the Group Companies (excluding any such Taxes included on a Seller Consolidated Group Tax Return) minus (B) current income Tax assets (including Texas tax credits) of the Group Companies that are available to reduce the accrued and unpaid income Tax liabilities of the corresponding type and jurisdiction of the Group Companies for a Pre-Closing Tax Period (excluding any such Tax assets included on a Seller Consolidated Group Tax Return), (ix) Pre-Closing Subpart F and GILTI Taxes, (x) obligations in respect of any current or former Service Provider of the Business for any (A) Pre-Closing Bonuses, (B) severance relating to terminations of any Employees of the Business occurring on or prior to the Closing, (C) employer contributions owed but not yet contributed to any defined contribution retirement plans, (D) unfunded or underfunded deferred compensation, post-termination welfare, and pension benefits, and (E) retention, non-compete and other one-time bonuses, whether or not payable in installments (including amounts payable pursuant to the Retention Agreements, Three-Year Retention Agreements, and Project Success Agreements set forth on Section 3.13(a) of the Seller Disclosure Letter), including (to the extent applicable) the employer’s portion of any employment and payroll Taxes associated with the foregoing clauses (A) to (E), (xi) unpaid Taxes deferred pursuant to the CARES Act or any Canadian COVID-19 Assistance, (xii) unpaid dividends payable by any Group Company (other than to the Company or another wholly owned Group Company), (xiii) obligations or Liabilities under captive insurance policies or arrangements,(xiv) India Gratuity Defined Benefit Plan, (xv) India Leave Encashment, (xvi) any outstanding intercompany and Related Party payables, to the extent not recorded as Current Liabilities in Working Capital, other than those set forth on (or in respect of Contracts set forth on) Section 5.18 of the Seller Disclosure Letter (but giving effect to any elimination thereof pursuant to Section 5.18), (xvii) guarantees of obligations of the type described in the foregoing clauses of any other Person, and (xviii) indebtedness of the type described in the foregoing clauses (i) through (xvi) above secured by any Lien on assets owned by any Group Company, even though such Group Company has not assumed or become liable for the payment of such indebtedness; provided, that the amounts set forth in any of the foregoing clauses shall not be negative.  For the avoidance of doubt, Indebtedness shall not include any amounts included in the calculation of Change of Control Payments, Working Capital or Transaction Expenses to the extent that it would result in a duplication of such amounts, but Indebtedness shall include any outstanding amounts rolled over pursuant to the CBTS Receivables Financing Rollover.

“Indemnification Cap” means the Purchase Price minus $3,350,000.

“Independent Expert” means Deloitte & Touche LLP, or if such person is unable or unwilling to serve, another internationally recognized independent public accounting firm agreed upon by Purchaser and Seller in writing.

“Initial Closing Date Amount” means the amount equal to (a) the Purchase Price plus (b) the amount equal to (i) Estimated Cash plus (ii) the lesser of (x) Estimated Working Capital and (y) $165,700,000 minus (iii) Target Working Capital, minus (iv) Estimated Closing Indebtedness minus (v) Estimated Transaction Expenses minus (vi) Estimated Change of Control Payments.

“Intellectual Property” means all intellectual property and intellectual property rights, whether registered or unregistered, published or unpublished, including the following, in any and all countries:  (i) patents, utility models, and industrial designs, and all applications and issuances therefor, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations, and continuations-in-part with respect thereto; (ii) trademarks, tradenames, service marks, and all applications, registrations, and renewals therefor, together with the goodwill associated with any of the foregoing (collectively, “Trademarks”); (iii) all registrations of internet domain names; (iv) copyrights, applications, and registrations therefor; (v) Software; (vi) Know-How; and (vii) Trade Secrets.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between Seller or any Seller Group Member (other than the Group Companies), on the one hand, and any Group Company, on the other hand.

“Interim Breach” has the meaning set forth in the R&W Insurance Policy as in effect as of the date of this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all (i) computer, telecommunications and network equipment and (ii) off-the-shelf, commercially available Software and customized Software developed for or by any Group Company, in each case used in connection with the Business as of the applicable Closing Date.

“ITA” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.) and any regulations promulgated thereunder, as amended from time to time.

“Know-How” means technical, scientific, regulatory, and other information, designs, ideas, inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques, data, technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, and marketing, pricing, distribution, cost and sales information, tools, materials, apparatuses, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein.

“Knowledge” means, with respect to Seller, the actual knowledge of the individuals listed in Section 9.06(b)(i) of the Seller Disclosure Letter after having made reasonable inquiry of those employees of the Business primarily responsible for the relevant matters, but without further investigation by such individuals.

“Lender Related Parties” means the entities, including the Lenders and other Debt Financing Sources, that have committed to provide, structure or arrange (or in the future commit to provide, structure or arrange) any Debt Financing, including the parties named in any joinder agreements, amendments or credit agreements entered into pursuant or relating thereto, their respective Affiliates, and their respective and their Affiliates’ respective former, current, and future directors, officers, managers, members, direct and indirect equityholders, stockholders, partners, employees, agents, advisors and Representatives, and successors and permitted assigns of any of the foregoing.

“Liabilities” means all debts, liabilities, guarantees, claims, assurances, penalties, fines, expenses, commitments, and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising, including those arising under any Law or Judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract.

“Liens” means any deeds of trust, rights of first refusal, rights of first offer, pre-emptive rights, options, warrants, restrictions (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership), Uniform Commercial Code financing statements, reservations, equitable interests, title defects, easements, possessory interests, mortgages, liens, leases, licenses, security interests, encroachments, covenants, charges, pledges, hypothecations or similar encumbrances of any kind.

“Management Agreement” means that certain Management Agreement, dated as of January 23, 2024, by and among CBTS Technology Solutions LLC, a Delaware limited liability company, the Subsequent Transferred Company and Seller.

“Material Adverse Effect” means, with respect to the Group Companies, any effect, change, event, occurrence, condition, circumstance, state of facts or development (collectively, “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, operations, condition (financial or otherwise) or results of operations of the Business or the Group Companies, taken as a whole; provided, however, that the effects of any of the following shall not, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, any such material adverse effect:  (i) any change or prospective change in applicable Law, GAAP or any applicable accounting standards or any interpretation thereof or any change or prospective change in the interpretation or enforcement of any of the foregoing, (ii) general economic, political, or regulatory conditions or changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets conditions in any jurisdiction which the Group Companies conduct the Business, (iii) general financial and capital markets conditions, including interest rates, and any changes therein, (iv) currency exchange rates, and any changes therein, (v) any change generally affecting the industry or geographic markets in which the Group Companies operate (including changes to general market prices and regulatory changes affecting the industry) or in which the Business operates, (vi) any adverse change arising out of the entry into or announcement of this Agreement to the extent arising out of the identity of Purchaser, or the pendency or consummation of the Transaction, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities (it being understood that this clause (vi) shall not apply to any representation, warranty, covenant or agreement of Seller herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions), (vii) the taking of any action expressly required by this Agreement, (viii) any act of God, weather-related event, natural disaster, force majeure event or other similar event, (ix) any failure of the Group Companies, as the case may be, to meet any projections, forecasts, estimates, budgets, milestones or financial or operational predictions (provided, that clause (ix) shall not prevent a determination that any change or Effect underlying such failure to meet projections, forecasts, estimates, budgets, milestones or financial or operational predictions has resulted in a Material Adverse Effect (to the extent such change or Effect is not otherwise excluded from this definition of Material

Adverse Effect)), (x) changes or prospective changes in credit ratings of any of the Group Companies (provided, that clause (x) shall not prevent a determination that any change or Effect underlying such change in credit ratings has resulted in a Material Adverse Effect (to the extent such change or Effect is not otherwise excluded from this definition of Material Adverse Effect)) or (xi) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; provided, that the exceptions in clauses (i), (ii), (iii), (iv), (v), (viii), and (xi) above shall not apply to the extent such Effect has a disproportionate impact on the Business, taken as a whole, relative to other participants in the industry in which the Group Companies operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Minister” means the Minister of Innovation, Science of Industry, in Canada.

“Organizational Documents” means articles or certificate of incorporation, bylaws, partnership agreement, articles or certificate of formation or organization, operating or limited liability company agreement, or other equivalent constitutional documents, including any amendments, exhibits, schedules, annexes, and attachments thereto.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s, builder’s, construction or other like Liens arising or incurred in the ordinary course of business for amounts not yet due or payable or which, if due and payable, are not delinquent or the validity of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established or accruals have been made in accordance with GAAP, and Liens of lessors over assets owned by them and leased to a third party, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes, assessments or other governmental charges that either are not due and payable or are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established or accruals have been made in accordance with GAAP, (iv) easements, covenants, conditions, rights-of-way, leases, restrictions, encroachments, and other similar charges and encumbrances or other minor non-monetary title defects that, individually and in aggregate, have not and would not reasonably be expected to materially interfere with the ordinary conduct of the Business at the real property to which they relate and would not materially impair the use of the applicable real property as currently used by the Business, (v) zoning, building, land use Laws, Judgments, and other similar restrictions imposed by any Governmental Entity having jurisdiction over such real property, in each case which are not violated in any material respects by the current use or occupancy of such real property or the operation of the Business thereon, (vi) Liens that have been placed by any third-party developer, owner, landlord or other third party either on any Leased Real Property or on property over which any Group Company has easement rights, or any subordination or similar agreements relating thereto which do not and would not, individually or in the aggregate, materially interfere with the conduct of the Business at the real property to which they relate as currently conducted, (vii) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance, and other social security Laws or regulations, (viii) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds, and other obligations of a like nature, in each case in the ordinary course of business, (ix) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (x) Liens that will be released at or prior to the applicable Closing, (xi) Liens created by or at the request of Purchaser or its Affiliates, (xii) Liens existing pursuant to the CBTS Receivables Financing Documents, and (xiii) other ordinary course non-monetary encumbrances or imperfections of title that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the Group Companies as conducted as of the date of this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Entity or other entity.

“Personal Information” means any information relating to an identified or identifiable natural person.  An identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Pre-Closing Separate Return” means any Tax Return required to be filed by or with respect to each Group Company for any taxable period that ends on or before the applicable Closing Date, other than a Tax Return with respect to any Seller Consolidated Group.

“Pre-Closing Subpart F and GILTI Taxes” means (x) $25,000 multiplied by (y) the quotient of (A) the number of the days of the calendar year that have elapsed as of and including the Principal Closing Date divided by (B) 365.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the applicable Closing Date.

“Privacy and Security Laws” means all applicable federal, provincial, local, state and international Laws relating to (i) the privacy, collection, use, access, processing, protection, security, deletion or disclosure of Personal Information, including, to the extent applicable, the EU General Data Protection Regulation, data security and data privacy laws or (ii) cybersecurity (including secure software development).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Organization and Standing; Power), Section 4.02 (Authority; Execution and Delivery; Enforceability) and Section 4.10 (Brokers or Finders).

“Purchaser Material Adverse Effect” means, with respect to Purchaser, any Effect that has had or would reasonably be expected to have a material adverse effect on the ability of Purchaser to (i) perform its material obligations under this Agreement and the other Transaction Agreements to which it is, or is specified to be, a party, or (ii) consummate the Transactions.

“R&W Insurance” means the insurance coverage provided pursuant to the R&W Insurance Policy.

“R&W Insurance Policy” means the purchaser-side representations and warranties insurance policy (including the primary policy and all excess layers) purchased by and issued to Purchaser or its Affiliate in respect of this Agreement.

“Redacted Fee Letter” means a fee letter from a Debt Financing Source the terms of which are customarily redacted in connection with agreements of this type; provided, however, that in each case, such redactions do not relate to any terms that would reasonably be expected to adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing necessary to pay the Principal Closing Obligations.

“Reference Time” means 11:59 p.m. (New York City time) on the day immediately preceding the Principal Closing Date.

“Related Parties” means, with respect to any party, such party’s Affiliates and the former, current, and future directors, officers, managers, members, direct and indirect equityholders, stockholders, partners, employees, agents, advisors and Representatives, and successors and permitted assigns of such party and its Affiliates.

“Release” means any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, emitting, abandoning, or migration through or in the indoor or outdoor environment.

“Retention Amount” means the retention amount pursuant to the R&W Insurance Policy from time to time, taking into account (a) any step-down, drop-down or similar reduction thereof pursuant to the terms of the R&W Insurance Policy and (b) any reduction or erosion thereof from time to time pursuant to the terms of the R&W Insurance Policy.

“Sanctioned Country” means any country or territory that is the target of a comprehensive trade embargo by the U.S. Government (presently, Cuba, Iran, North Korea, Syria, the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person who is, or is fifty percent (50%) or more owned or controlled, directly or indirectly, by a Person who is (i) located, organized or resident in a Sanctioned Country, (ii) named on any OFAC sanctions list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List, or any sanctions list published by the Government of Canada, (iii) the government, including any political subdivision, agency, or instrumentality thereof, of any Sanctioned Country or of Venezuela, or (iv) otherwise the subject or target of Sanctions.

“Sanctions” means, with respect to any Person, any economic sanctions laws, regulations, embargoes, restrictive measures, lists of blocked or otherwise restricted persons, including those administered, enacted or enforced from time to time by the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), U.S. Department of State, and U.S. Department of Commerce), the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, the Canadian

Government, or any other jurisdiction in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” means any Benefit Plan that is not an Assumed Benefit Plan.

“Seller Business” means the business and operations of Seller and its Subsidiaries and Affiliates other than the Business.

“Seller Consolidated Group” means any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes that includes Seller or any of its Affiliates (other than such a group that is solely composed of Group Companies).

“Seller Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Seller to Purchaser prior to the execution hereof.

“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.01 (Organization and Standing; Power), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.03(a)(i) (No Conflicts; Consents), Section 2.04 (The Transferred Units and the Subsequent Transferred Units), Section 2.05 (Brokers or Finders), Section 3.01(a) (Organization and Standing; Power), Section 3.02 (Capitalization), Section 3.04(a)(i) (No Conflicts; Consents), and Section 3.21 (Transactions with Affiliates).

“Seller Retained Licensed Know-How” means any Know-How owned by Seller or any Seller Group Member (other than the Group Companies) that is actually used in connection with and reasonably necessary for the operation or conduct of the Business on or before the Principal Closing Date and reasonable extensions thereof.

“Service Provider of the Business” means, as of any date or with respect to any period of time, each Employee of the Business and each other individual service provider who, as of such date or at any time during such period, is (i) engaged by Seller or any of its Affiliates (other than any Group Company) and primarily engaged in providing services to the Business, or (ii) engaged by any Group Company (each, a “Contingent Worker”).

“Shared Contract” means any Contract pursuant to which Seller or a Seller Group Member, on the one hand, and a counterparty, on the other hand, is bound in any material respect of both (i) the Business and (ii) the Seller Business; provided, that Seller and Purchaser may, by mutual consent, elect to include in, or exclude from, this definition any Contract (including as set forth on Section 9.06(b)(ii) of the Seller Disclosure Letter).

“Software” means all (i) computer programs, whether in source code, object code or human readable form and (ii) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Solvent” when used with respect to any Person or group of Persons on a combined basis, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person (or group of Persons on a combined basis) will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person (or group of Persons on a combined basis), as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and matured in the ordinary course of business, (ii) such Person (or group of Persons on a combined basis) will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person (or group of Persons on a combined basis) reasonably believes it will be able to pay its liabilities, including contingent and other liabilities, as they mature in the ordinary course of business.

“Specified Interim Representations” means (i) the Seller Fundamental Representations and (ii) the representations and warranties of Seller set forth in the third sentence of Section 3.05(c) (Internal Controls over Financial Reporting), the first sentence of Section 3.08(d) (Intellectual Property; IT Systems), the first sentence of Section 3.08(g) (Privacy), the second sentence of Section 3.09(b) (Contracts), Section 3.10 (Permits) other than clause (b) of the third sentence of Section 3.10, and the first sentence of Section 3.16 (Compliance with Applicable Laws).

“Straddle Period” means any taxable year or period beginning on or before and ending after the applicable Closing Date.

“Subsequent Closing Conditions” means that (i) the California PSC Consent shall have been obtained, (ii) no Restraint enjoining, restraining, prohibiting or otherwise making illegal the consummation of the transfer of the Subsequent Transferred Units to the Company shall be in effect, and (iii) (A) subject to the last sentence of Section 1.02(b), the representations and warranties of Seller set forth in Section 2.01 (Organization and Standing; Power), Section 2.02 (Authority; Execution and Delivery; Enforceability), Section 2.04 (The Transferred Units and the Subsequent Transferred Units), Section 3.01(a) (Organization and Standing; Power), Section 3.02 (Capitalization) and Section 3.21 (Transactions with Affiliates), in each case, solely with respect to the Subsequent Transferred Company and the Subsequent Transferred Units, as applicable, and the representations and warranties of Seller set forth in the second sentence of Section 3.18 (Sufficiency of the Assets), in each case, shall be true and correct in all material respects as of the date hereof and as of the Subsequent Closing Date as though made on the Subsequent Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date and (B) the representations and warranties of Seller set forth in Section 3.19 (California Business) shall be true and correct in all respects as of the date hereof and as of the Subsequent Closing Date as though made on the Subsequent Closing Date.

“Subsidiary” of any Person means any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Target Working Capital” means $65,700,000.

“Tax Liability” any Liability for Taxes.

“Tax Return” means any return, amended return, declaration, report, claim for refund, information return or statement relating to Taxes filed or maintained or required or permitted to be filed or maintained by any Taxing Authority in connection with the calculation, determination, assessment or collection of any Tax, including any schedule or attachment thereto.

“Taxes” means any United States federal, state, local or foreign tax (including, for the avoidance of doubt, any Canadian and Indian federal, provincial, territorial or local tax), custom, duty, governmental fee or other like assessment or charge, in each case in the nature of a tax, including net income, gross income, gross receipts, windfall profit, severance, property, production, sales, GST/HST/QST, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, minimum alternate tax, ad valorem, value-added, transfer, stamp, or environmental tax, and solely for Canadian federal, provincial, territorial or local tax matters, (i) government pension plan premiums and contributions, (ii) workers’ compensation premiums, and (iii) employment/unemployment insurance or compensation premiums and contributions, and solely for Indian tax matters, taxes payable as a representative assessee, together, in each case, with any surcharges, cess (for Indian tax purposes), interest or penalty, addition to tax or additional amount imposed by any Governmental Entity; provided, that, solely for purposes of Section 3.11(a), Section 5.07 and Article VIII, “Taxes” shall also mean any state 911 or e911 fee or surcharge and payments owed with respect to the Federal Universal Service Fund to USAC or to State Universal Service Funds, Telecommunications Relay Service, North American Numbering Plan, Local Numbering Portability, FCC regulatory fees, and other similar communications programs, together with any surcharges, interest or penalty or additional amount imposed with respect to such amounts.

“Taxing Authority” means any Governmental Entity exercising Tax regulatory authority.

“Team Telecom Agencies” means the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Section established by Executive Order 13913 (previously known as “Team Telecom”), and any of its member and advisor agencies, or a grouping thereof, acting in their capacities on the Committee.

“Trade Laws” means, with respect to any Person, all applicable customs, import, and export control Laws and Judgments in jurisdictions in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“Trade Secrets” means any trade secrets (as defined in the Defend Trade Secrets Act, the Uniform Trade Secrets Act and under corresponding foreign statutory and common law).

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Commercial Agreements, the Key Employee Employment Agreements, the Restrictive Covenant Agreements, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, and any other agreements and instruments to be executed and delivered in connection with the Transactions.

“Transaction Expenses” means, as of a given time, the aggregate amount of all fees, costs, and expenses incurred prior to the Principal Closing by any of the Group Companies or payable by or subject to reimbursement by any of the Group Companies or for which a Group Company is otherwise liable pursuant to an obligation existing prior to the Principal Closing, whether or not invoiced and including any fees for services provided prior to the Principal Closing that are contingent on the occurrence of the Principal Closing, in each case unpaid as of the Principal Closing in connection with or relating to this Agreement and the other Transaction Agreements or the consummation of the Transactions, or in connection with or in anticipation of any prior or alternative sales processes or transactions considered by Seller or the Group Companies, regardless of when payable (including the fees, costs, and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Group Companies, Seller or any Seller Group Member), including any brokerage fees, commissions, finders’ fees, or financial advisory fees arising out of or in connection with this Agreement or the Transactions.  For the avoidance of doubt, Transaction Expenses shall not include (a) any amounts payable to directors, officers or consultants or Employees of the Business, in each case, as a result of any actions taken by the Group Companies, Purchaser or any of its Affiliates following the Principal Closing, (b) any fees, costs or expenses incurred by Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs, and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser), (c) any amounts included in the calculation of Indebtedness, Change of Control Payments or Working Capital to the extent that it would result in a duplication of such amounts or (d) any fees, costs or expenses incurred by the Group Companies in connection with the Group Company Insurance Policies.

“Transfer Taxes” means all transfer, documentary, sales, value added, use, stamp, registration, recordation, excise, conveyance, and other similar Taxes, excluding, for avoidance of doubt, any income or capital gains Taxes imposed, directly or indirectly, in India.

“Unaudited Financial Statements” means (i) the unaudited combined statement of income (loss) of the Business for the fiscal year ended December 31, 2021 (including EBITDA, but omitting operating income (loss) and net income (loss)), (ii) the unaudited combined balance sheet of the Business as of the fiscal year ended December 31, 2022, and the related unaudited combined statement of income (loss) for the fiscal year then ended (including EBITDA and operating income (loss), but omitting net income (loss)), and (iii) the unaudited combined balance sheet of the Business as of September 30, 2023, and the related unaudited combined statement of income (loss) for the nine (9) months then ended (including EBITDA and operating income (loss), but omitting net income (loss)).

“Willful Breach” means with respect to any representation, warranty, agreement, or covenant expressly set forth in this Agreement, a knowing and intentional deliberate action or omission (including a failure to cure circumstances) where the individual taking such action (or failing to take such action) on behalf of the breaching party knows such action or omission would cause or constitute or would reasonably be expected to result in a material breach of such representation, warranty, agreement or covenant; provided, that in no event shall the occurrence of any of the following, in and of itself, constitute or be deemed to constitute a Willful Breach: (i) the commitments with respect to all or any portion of the Debt Financing (or any alternative financing) expiring or being terminated by the Debt Financing Sources or (ii) for any reason, all or any portion of the Debt Financing (or any alternative financing) becoming unavailable for any reason; provided that the preceding clauses (i) and (ii) shall not prevent a determination that any action or omission by Purchaser or its Affiliates in connection with, related to or resulting in any such termination or unavailability constitutes a Willful Breach; provided, further, that, notwithstanding anything to the contrary set forth herein, the failure to consummate the Principal Closing or the Subsequent Closing at the time when the Principal Closing or the Subsequent Closing, respectively, is required to occur pursuant to and in accordance with this Agreement shall constitute a Willful Breach.

“Workers’ Compensation Claim” means a claim for workers’ compensation benefits asserted by a Continuing Employee who is employed primarily in the United States or Canada.

“Workers’ Compensation Event” means, with respect to a Continuing Employee, the occurrence of an event, injury, illness or condition giving rise to a Workers’ Compensation Claim.

“Working Capital” means, as of a given time, (i) the Current Assets of the Group Companies minus (ii) the Current Liabilities of the Group Companies, in each case, determined on a consolidated basis in accordance with the Accounting Principles and calculated as of the Reference Time. For the avoidance of doubt, Working Capital shall not include (A) any amounts included in the calculation of Cash (including issued or outstanding checks) and Restricted Cash, Indebtedness (including liabilities with respect to the India Gratuity Defined Benefit Plan, India Leave Encashment and obligations in respect of any current or former Service Provider of the Business pursuant to clause (x) of the definition of Indebtedness, in each case, to the extent included in Indebtedness), Transaction Expenses or Change of Control Payments to the extent that it would result in a duplication of such amounts, (B) any income Tax Liabilities or deferred Tax Liabilities or income Tax assets or deferred Tax assets or (C) without limiting the generality of the foregoing, right-of-use assets, and the related liabilities for operating leases, accrued interest to the extent such amounts are included in Indebtedness, accrued liabilities for the Millbrook capital lease, and intangibles for SaaS maintenance and CSG implementation deferral.

SECTION 9.07  Conflicts; Privilege.

(a)  Purchaser agrees, on its own behalf and on behalf of its Affiliates (including, after the Principal Closing, the Company and the Company Subsidiaries, and after the Subsequent Closing, the Subsequent Transferred Company) and its and their respective managers, directors, members, partners, officers, and employees, and each of their successors and assigns (all such parties, the “Purchaser Parties”), that Cravath, Swaine & Moore LLP and Morgan, Lewis & Bockius LLP (together, “Seller’s Counsel”) may serve as counsel, and Deloitte & Touche LLP and Ernst & Young LLP (together, “Seller’s Accountants”) may provide professional services, to Seller, on the one hand, and the Group Companies, on the other hand, in connection with the negotiation, preparation, execution, and delivery of this Agreement, the other Transaction Agreements, and the consummation of the Transactions (the “Current Representation”), and that, following consummation of the Transactions, any Seller’s Counsel may serve as counsel to, and Seller’s Accountants may provide professional services to, Seller or any of its Affiliates or any of their respective managers, directors, members, partners, officers or employees, in each case, in connection with any Proceeding or obligation arising out of or relating to this Agreement, the other Transaction Agreements or the Transactions (any such representation, a “Post-Closing Representation”), notwithstanding the Current Representation. Purchaser, on behalf of itself and the Purchaser Parties, hereby consents to any such Post-Closing Representation and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto.  Purchaser acknowledges that the foregoing provision applies whether or not any Seller’s Counsel provides legal services to, and whether or not Seller’s Accountants provide professional services to, any Group Company after the applicable Closing Date.  Similarly, Seller, on behalf of itself and any Seller Group Member, hereby consents to any representation by Sidley Austin LLP (“Purchaser’s Counsel”) or PricewaterhouseCoopers LLP (“Purchaser’s Accountant”) to Purchaser or any Purchaser Parties in connection with any Post-Closing Representation and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of Purchaser or any Purchaser Parties may be directly adverse to Seller or any Seller Group Member and even though Purchaser’s Counsel or Purchaser’s Accountant may have represented a Group Company in a matter substantially related to such Post-Closing Representation.  Seller acknowledges that the foregoing provision applies whether or not Purchaser’s Counsel provided legal services to, and whether or not Purchaser’s Accountant provided professional services to, any Group Company prior to the applicable Closing Date.

(b)  Purchaser, on behalf of itself and the Purchaser Parties, hereby irrevocably acknowledges and agrees that with respect to all communications between or among the Group Companies occurring prior to the applicable Closing, Seller and its counsel (including Seller’s Counsel) made in connection with the negotiation, preparation, execution, delivery, and performance under, or any Proceeding arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, the expectation of client confidence and attorney-client privilege attaching thereto belongs to, and shall be controlled by, Seller (notwithstanding that any Group Companies participated in, was party to or was furnished such communications nor that any Group Company is also a client of such counsel), and from and after the applicable Closing, neither Purchaser nor any Group

Company nor any Person purporting to act on behalf of or through Purchaser or any Group Company, will seek to obtain the same by any process.  From and after the applicable Closing, Purchaser, on behalf of itself and the Purchaser Parties, waives (and will not assert) any attorney-client privilege with respect to any communication between any Seller’s Counsel, on the one hand, and the Group Companies or Seller, on the other hand, occurring prior to the applicable Closing in connection with the Current Representation or any Post-Closing Representation, and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Purchaser, any Group Company or any of their respective Affiliates.  In connection with any Proceeding that may arise between Seller, on the one hand, and Purchaser or, after the applicable Closing, any Group Company, on the other hand, Seller (and not Purchaser or any Group Company) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between any Seller’s Counsel, on the one hand, and any Group Company, on the other hand, that occurred before the applicable Closing, except to the extent required to do so by a Governmental Entity.  Notwithstanding the foregoing, in the event a dispute arises between Purchaser or the Group Companies, on the one hand, and a Person other than Seller (or any Affiliate thereof), on the other hand, after the applicable Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by any Seller’s Counsel to such Person; provided, however, that no Group Company may waive such privilege without the prior written consent of Seller. For the avoidance of doubt, the aforementioned privileges and protections described herein shall not apply to portions of communications, including any attachments to electronic communications, that do not relate to any Current Representation or any Post-Closing Representation.

(c)  Seller, on its own behalf and on behalf of any Seller Group Member (other than the Group Companies) and its and their respective managers, directors, members, partners, officers, and employees, and each of their successors and assigns (all such parties, the “Seller Parties”), hereby irrevocably acknowledges and agrees that with respect to all records, documents, communications, and other information relating to the Group Companies or the Business and arising after the applicable Closing, the expectation of client confidence and attorney-client privilege attaching thereto belongs to, and shall be controlled by, Purchaser, and from and after the applicable Closing, except as expressly set forth in this Agreement, neither Seller nor any Person purporting to act on behalf of or through Seller, will seek to obtain the same by any process.  In connection with any Proceeding that may arise between Seller, on the one hand, and Purchaser or, after the applicable Closing, any Group Company, on the other hand, Purchaser and the Group Companies (and not Seller) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any records, documents, communications, and other information relating to the Group Companies or the Business and arising after the applicable Closing.  Notwithstanding the foregoing, in the event a dispute arises between Seller, on the one hand, and a Person other than Purchaser (or any of its Affiliates), on the other hand, after the applicable Closing, Seller may assert the attorney-client privilege to prevent disclosure of confidential communications to such Person; provided, however, that Seller may not waive such privilege without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)  In the event that any third party commences Proceedings seeking to obtain from Purchaser or its Affiliates (including, after the Principal Closing, the Company and the Company Subsidiaries, and after the Subsequent Closing, the Subsequent Transferred Company) attorney-client communications involving any Seller’s Counsel in connection with the Current Representation, Purchaser shall promptly notify in writing Seller so as to permit Seller to participate in any such Proceedings at its sole cost and expense.

(e)  In the event that any third party commences Proceedings seeking to obtain from Seller or any Seller Group Member (other than the Group Companies) attorney-client communications involving any records, documents, communications, and other information relating to the Group Companies or the Business and arising after the applicable Closing, Seller shall promptly notify in writing Purchaser so as to permit Purchaser to participate in any such Proceedings at its sole cost and expense.

SECTION 9.08  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.  Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.09  Entire Agreement.  This Agreement, the other Transaction Agreements, the Financing Letters, the Limited Guarantee and the Confidentiality Agreement, along with the Schedules, Annexes and Exhibits hereto and thereto, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter.  None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the other Transaction Agreements or the Confidentiality Agreement.  In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of any of the other Transaction Agreements or the Confidentiality Agreement, on the other hand, the provisions of this Agreement shall control.

SECTION 9.10  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.11  Consent to Jurisdiction.

(a)  Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate courts thereof with respect to any appeals for the purposes of any Proceeding related to or arising out of this Agreement or the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum.  Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.04 shall be effective service of process for any such Proceeding.

(b)  Each party agrees that it will not bring, or permit any of its Affiliates to bring, any Proceeding of any kind or description, whether in Law or in equity, whether in Contract or tort or otherwise, against any Lender Related Party arising out of or relating to the Debt Financing, the Debt Commitment Letter, the definitive agreements providing for the Debt Financing or the performance thereof or the transactions contemplated thereby in any forum other than the Supreme Court of the State of New York, New York County or the United States District Court for the Southern District of New York and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum.

SECTION 9.12  WAIVER OF JURY TRIAL.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY PROCEEDING RELATED TO OR ARISING OUT OF THE FINANCING, THE FINANCING LETTERS, THE DEFINITIVE AGREEMENTS PROVIDING FOR THE FINANCING OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY).

SECTION 9.13  Governing Law.

(a)  This Agreement, and all matters, claims, or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)  Notwithstanding anything to the contrary contained in this Agreement, each of the parties agrees that, except as specifically set forth in the Debt Commitment Letter, all Proceedings (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Related Parties in any way relating to this Agreement, the Debt Financing or the performance thereof or the transactions contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New

York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

SECTION 9.14  No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, other than for Actual Fraud, each party acknowledges and agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any certificates delivered in connection with this Agreement shall be had, and waives any rights or claims it or any of its Related Parties may have, against any Person not a party hereto or thereto, including any past, present or future director, officer, partner, manager, member, direct or indirect equityholder, advisor, agent or employee of any past, present or future member of Purchaser or Seller, any Affiliate of Purchaser, Seller, any Seller Group Member or assignee thereof, or any Lender Related Parties, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, partner, manager, member, direct or indirect equityholder, advisor, agent or employee of any past, present or future member of Purchaser, any Affiliate of Purchaser, Seller, any Seller Group Member or assignee thereof, as such, or any Lender Related Party, for any obligation under this Agreement or any certificate delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation; provided, however, that, notwithstanding the foregoing, nothing in this Section 9.14 shall in any way limit or modify the rights and obligations of (a) any Lender Related Party or other party to the Debt Commitment Letter or the Debt Financing (or the definitive documents entered into pursuant thereto) to each other thereunder or in connection therewith, (b) the Purchaser Related Parties under the R&W Insurance Policy, or (c) Purchaser or the Group Companies for any claims against any directors, managers or officers of the Group Companies unrelated to the Transaction Agreements or the Transactions, in their capacity as such persons.  In no event shall the Group Companies, Seller, any Seller Group Member or any other Person (except Purchaser or its Affiliates) be entitled to, or permitted to seek, an injunction, specific performance or other equitable remedy in respect of any Debt Financing Source in connection with the Debt Financing, nor shall there be any right of any such Person (except Purchaser or its Affiliates), or any obligation of Purchaser or its Affiliates, to enforce specifically any of its or their respective rights under the Debt Commitment Letter or any other agreements relating to the Debt Financing.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

CINCINNATI BELL INC., as Seller,
By:
/s/ Leigh R. Fox
Name:	Leigh R. Fox
Title:	President and Chief Executive Officer

CBTS BORROWER, LLC, as Purchaser,
By:
/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President and Secretary

CBTS LLC, as the Company, solely for the purposes set forth in Section 5.23,
By:
/s/ Mary E. Talbott
Name:	Mary E. Talbott
Title:	Chief Legal Officer

[Signature Page to Equity Purchase Agreement]